Exhibit 99.33

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF

VALENS GROWORKS CORP.

TO BE HELD ON

JUNE 12, 2020

DATED AS OF MAY 12, 2020

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

VALENS GROWORKS CORP.

230 Carion Road

Kelowna, British Columbia, V4V 2K5, Canada

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Valens GroWorks Corp. (“Valens” or the “Company”) will be held on Friday, June 12, 2020 at 10:00 a.m. (EST) by way of a live audio webcast at https://web.lumiagm.com/206911327 for the following purposes:

1.	to receive and consider the annual audited financial statements of the Company for the fiscal year ended November 30, 2019, together with the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint KPMG LLP, Chartered Accountants, as the auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4.	to consider and, if deemed advisable, to pass a special resolution, with or without variation (the “Continuance Resolution”) to approve the filing of Articles of Continuance by the Company under the Canada Business Corporations Act (the “CBCA”) under the name “The Valens Company Inc.”, or such other name as may be approved by the board of directors of the Company, so that the Company will become a federal corporation governed by the CBCA (the “Continuance”), and to approve the adoption of a general by-law (the “By-Laws”) of the Company effective upon such continuance;

5.	to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, to approve the Advance Notice By-Law of the Company relating to the advance notice of nominations of directors, to be effective upon completion of the Continuance;

6.	to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, to approve the adoption of the Company’s omnibus long-term incentive plan; and

7.	to consider other matters, including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting or any adjournment thereof.

The Meeting will be hosted virtually, by way of a live audio webcast only. Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting only by going to https://web.lumiagm.com/206911327.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting, as follows:

▪	Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the password is “valens2020”.

▪	Duly appointed proxyholders – Computershare Trust Company of Canada will provide each duly appointed proxyholder with a Username after the voting deadline has passed. The password to the meeting is “valens2020”.

Voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders.

Non-registered Shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form. Please refer to the section titled “Participating in the Virtual Meeting” in the accompanying Circular for additional details regarding the virtual Meeting.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice (the “Notice”). Also accompanying this Notice and the Circular is a form of proxy for registered Shareholders or a voting instruction form for non-registered Shareholders. Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only Shareholders of record at the close of business on May 6, 2020 will be entitled to receive notice of and to vote at the Meeting.

Your vote is important regardless of the number of common shares of the Company you own. Registered Shareholders who are unable to attend the Meeting in person or via the live webcast are asked to sign, date and return the enclosed form of proxy relating to the common shares of the Company held by them in the envelope provided for that purpose or vote via telephone or internet (online) in accordance with the instructions set out in the proxy and in the Circular. If you are a non–registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or intermediary. Failure to do so may result in your shares of the Company not being voted at the Meeting.

To be effective, the proxy must be duly completed and signed and then deposited with either the Company or the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department 100 University Ave., 8th Floor, Toronto, ON, M5J 2Y1, or voted via telephone or internet (online) as specified in the proxy form, no later than 10:00 a.m. (EST) on Wednesday, June 10, 2020. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any participate late proxy.

DATED at Kelowna, British Columbia this 12th day of May, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

Tyler Robson

Chief Executive Officer and Director

TABLE OF CONTENTS

GENERAL INFORMATION RESPECTING THE MEETING	1
Time, Date and Location of Meeting	1
Currency	3
Record Date	3
How to Vote	3
Appointment of Proxyholders	4
Voting by Proxyholder	4
Registered Shareholders	5
Non-Registered Shareholders	5
Revocation of Proxies	7
BUSINESS OF MEETING	7
Presentation of Financial Statements	8
Election of Directors	8
Appointment of Auditors	8
Approval of Continuance by the Company under the Canada Business Corporations Act	9
Approval of Advance Notice By-Law	13
Adoption of Omnibus Long Term Incentive Plan	15
Other Business	19
ELECTION OF DIRECTORS	19
Director Biographies	21
Cease Trade Orders and Bankruptcies	23
Penalties and Sanctions	24
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR	24
Audit Committee Charter	24
Composition of the Audit Committee	24
Relevant Education and Experience	24
Audit Committee Oversight	25
Reliance on Certain Exemptions and Pre-Approval Policies and Procedures	25
External Auditor Service Fees	25
EXECUTIVE COMPENSATION	26
Compensation Discussion and Analysis	26
Performance Graph	27
Option-Based Awards	28
Summary Compensation Table	28
Incentive Plan Awards	29
Pension Plan Benefits	30
Termination and Change of Control Benefits	30
DIRECTOR COMPENSATION	32
Discussion of Director Compensation	32
Director Compensation Table	33
Outstanding Option-Based and Share-Based Awards	33
Incentive Plan Awards – Value Vested or Earned During Fiscal 2019	34
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	34
Equity Compensation Plan Information	34
Legacy Stock Option Plan	35
STATEMENT OF CORPORATE GOVERNANCE	35
Board of Directors	36
Other Directorships	36
Attendance of Directors at Board and Committee Meetings	37
Director Term Limits and Other Mechanisms of Board Renewal	37
Mandate of our Board of Directors	37

- i -

Orientation and Continuing Education	38
Code of Conduct	38
Nomination of Directors	39
Committees of Our Board	39
Diversity	40
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	41
MANAGEMENT CONTRACTS	41
INTEREST OF CERTAIN PERSONS OR COMPANIES IN BUSINESS OF MEETING	41
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	41
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	42
ADDITIONAL INFORMATION	42
APPROVAL	42

SCHEDULES

Schedule “A”	Audit Committee Charter
Schedule “B”	Omnibus Long-Term Incentive Plan
Schedule “C”	Change of Auditors Reporting Package
Schedule “D”	Articles of Continuance
Schedule “E”	By-Law Number 1
Schedule “F”	Sections 237 to 247 of the BCBCA
Schedule “G”	Corporate Differences Between the BCBCA and the CBCA
Schedule “H”	Advance Notice By-Law

- ii -

GENERAL INFORMATION RESPECTING THE MEETING

The information contained in this management information circular (the “Circular”) is given as at May 12, 2020, unless otherwise noted.

No person has been authorized to give any information or to make any representation in connection with the other matters described herein other than those contained in this Circular and, if given or made, any such representation should be considered not to have been authorized by the Company.

This Circular is furnished in connection with the solicitation of proxies by management of Valens GroWorks Corp. (“Valens” or the “Company”) for use at the annual general and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) to be held on Friday, June 12, 2020 at 10:00 a.m. (EST).

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and the Shareholders are urged to consult their own professional advisers in connection therewith.

The Company will not be using the notice-and-access mechanism under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for distribution of the Notice, the Circular and accompanying meeting materials to the Shareholders.

If you have any questions about any of the information in this Circular, please contact Chris Buysen, Chief Financial Officer, at 778-755-0052, or e-mail info@thevalenscompany.com.

Time, Date and Location of Meeting

The Meeting will be held on Friday, June 12, 2020 at 10:00 a.m. (EST). The Meeting will be hosted virtually, by way of a live audio webcast. Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting online by going to https://web.lumiagm.com/206911327.

Participating in the Virtual Meeting

Attending the Virtual Meeting

Registered Shareholders (as defined below) and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting.

(i)	Registered Shareholders – the 15-digit control number located on the form of proxy or in the email notification you received is the Username and the password is “valens2020”.

(ii)	Duly appointed proxyholder – Computershare Trust Company of Canada (“Computershare”) will provide each duly appointed proxyholder with a Username after the voting deadline has passed. The password to the meeting is “valens2020”. Please see “Appointment of Proxyholders” section below for information on validly appointing proxyholders.

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders.

Non-Registered Shareholders (as defined below) who have not appointed themselves may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/Valens by June 10, 2020 at 10:00 AM EST and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Voting at the Virtual Meeting

A Registered Shareholder or a Non-Registered Shareholder who has appointed themselves or a third party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their Shares voted at the Meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/206911327 prior to the start of the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at www.computershare.com/Valens after submitting their voting instruction form in order to receive a Username (please see the information under the heading “Appointment of Proxyholders” below for details).

United States Non-Registered Shareholders

To attend and vote at the virtual Meeting, United States’ Non-Registered Shareholders must first obtain a valid legal proxy from the applicable broker, bank or other agent and then register in advance to attend the Meeting. Such Shareholders must follow the instructions from their broker or bank or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, to then register to attend the Meeting, such Shareholders must submit a copy of their legal proxy to Computershare. Requests for registration should be directed to: Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or email at uslegalproxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 10, 2020 by 10:00 AM EST. Such Shareholders will receive a confirmation of their registration by email after Computershare receives their registration materials. Following which, such Shareholders may attend the Meeting and vote their shares at https://web.lumiagm.com/206911327 during the Meeting. Please note that such Shareholders are required to register their appointment at www.computershare.com/Valens.

General Virtual Meeting Information

In order to participate in the virtual Meeting, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them to listen to the Meeting but not vote or submit questions.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Currency

In this Circular, unless otherwise specified herein, all references to dollar amounts are to Canadian dollars.

Record Date

The Board has fixed May 6, 2020 as the record date (the “Record Date”) for determination of persons entitled to receive notice of and to vote at the Meeting. Only Shareholders of record at the close of business on the Record Date who either attend the virtual Meeting or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their common shares of the Company (the “Common Shares”) voted at the Meeting.

How to Vote

Regardless of how many Common Shares are owned by any particular Shareholder, the board of directors of the Company (the “Board”) encourages all Shareholders to vote. You can vote at the Meeting by following the instructions outlined above under the “Participating in the Virtual Meeting” section or by using the enclosed voting instruction form (a “VIF”) or proxy accompanying this Circular to vote using one of the options set out in the chart below prior to the Meeting. Voting is quick and easy.

REGISTERED SHAREHOLDERS (YOU HOLD A PHYSICAL SHARE CERTIFICATE REGISTERED IN YOUR NAME) THERE ARE 4 WAYS TO VOTE USING THE ENCLOSED PROXY
1. VOTE BY INTERNET Go to: www.investorvote.com and vote using your Control # located on the front of your proxy. Follow the voting instructions on screen.	2. VOTE BY TELEPHONE: Call toll-free English 1- 866-732-8683 and vote using your Control # located on your proxy.	3. VOTE BY FAX: Mark, sign and date your proxy form and return it by facsimile to toll free in North America 1-866-249- 7775 or 1-416-263- 9524.	4. VOTE BY MAIL: Mark, sign and date your proxy form and return it in the enclosed postage-paid envelope.
CANADIAN BENEFICIAL SHAREHOLDERS (YOU HOLD SHARES THROUGH A CANADIAN BANK, BROKER OR INTERMEDIARY) THERE ARE 3 WAYS TO VOTE USING YOUR VOTING INFORMATION FORM
1. VOTE BY INTERNET: Go to: www.proxyvote.com and vote using the 16 digit control number located on your VIF.	2. VOTE BY TELEPHONE: Call toll-free English 1- 800-474-7493 or French 1-800-474-7501 and vote using the 16 digit control number located on your VIF.	3. VOTE BY MAIL: Mark, sign and date your VIF and return it in the enclosed postage-paid envelope.

UNITED STATES BENEFICIAL SHAREHOLDERS (YOU HOLD SHARES THROUGH A BANK, BROKER OR INTERMEDIARY) THERE ARE 3 WAYS TO VOTE USING YOUR VOTING INFORMATION FORM
1. VOTE BY INTERNET: Go to: www.proxyvote.com and vote using the 16 digit control number located on your VIF.	2. VOTE BY TELEPHONE: Call the toll-free number listing on your VIF and vote using the 16 digit control number located on your VIF.	3. VOTE BY MAIL: Mark, sign and date your VIF and return it in the enclosed postage-paid envelope.

Appointment of Proxyholders

The purpose of a proxy is to designate persons who will vote the proxy on behalf of a Shareholder of the Company in accordance with the instructions given by the Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company.

The individual(s) named in the accompanying form of proxy are management’s representatives. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the person(s) designated in the Proxy, who need not be a Shareholder of the Company, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another proper proxy and, in either case, delivering the completed Proxy to the office of Computershare Trust Company of Canada, Proxy Department, 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1, or vote via telephone or internet (online) as specified in the proxy form, no later than 10:00 a.m. (EST) on Wednesday, June 10, 2020, unless the chairman elects to exercise his discretion to accept proxies received subsequently. If you are a Shareholder who wishes to appoint a third party proxyholder, you must also register your proxyholder as an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. To register a proxyholder, Shareholders must visit https://www.computershare.com/Valens by June 10, 2020 at 10:00 AM EST and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Meeting.

Voting by Proxyholder

The person(s) named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the person(s) named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

As at the date hereof, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person(s) voting the Proxy.

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

If a Shareholder does not specify a choice and the Shareholder has appointed one of the management proxyholders as proxyholder, the management proxyholder will vote in favour of the matters specified in the Notice and in favour of all other matters proposed by management at the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the person(s) named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other means of communication by the directors, officers and employees of the Company, none of whom will be specifically remunerated therefor. The cost of any such solicitation will be borne by the Company.

Registered Shareholders

Shareholders whose names appear on the records of the Company as the registered holders of Common Shares (the “Registered Shareholders”) may wish to vote by Proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a Proxy may do so by completing, dating and signing the enclosed form and returning it to the Company’s transfer agent Computershare Trust Company of Canada, Proxy Department 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1 or vote via telephone or internet (online) as specified in the proxy form, no later than 10:00 a.m. (EST) on Wednesday, June 10, 2020.

Non-Registered Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name (the “Non-Registered Shareholders”). Non-Registered Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders. Most Shareholders are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of their Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers, or brokers and trustees or administrators of self-administered RRSP, RRIFs, RESPs and similar plans); or

(b)	in the name of a clearing agency (such as the Canadian Depositary for Securities Limited or the Depositary Trust & Clearing Corporation) of which the Intermediary is a participant.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all such cases those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of CDS & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Non-Registered Shareholders, those who object to their name being made known to the issuers of securities which they own (called “OBOs” for objecting beneficial owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for non- objecting beneficial owners).

The Company is taking advantage of those provisions of National Instrument 54–101 – Communication of Beneficial Owners of Securities of the Canadian Securities Administrators, which permits it to deliver proxy– related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile to the number provided in the VIF.

This Circular, with related material, is being sent to both Registered and Non-Registered Shareholders. If you are a Non-Registered Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary who holds your Common Shares on your behalf. Please return your VIF as specified in your request for voting instructions that you receive.

Non-Registered Shareholders who are OBOs should carefully follow the instructions of their Intermediary in order to ensure that their Common Shares are voted at the Meeting.

The form of proxy that will be supplied to Non-Registered Shareholders by the Intermediaries will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the Intermediary on how to vote on behalf of the Non-Registered Shareholder. Most Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. in the United States and Broadridge Financial Solutions, Inc. Canada, in Canada (collectively, “Broadridge”). Broadridge mails a VIF in lieu of a Proxy provided by the Company. The VIF will name the same person(s) as the Proxy to represent Non-Registered Shareholders at the Meeting. Non-Registered Shareholders have the right to appoint a person (who need not be a shareholder of the Company), other than the person(s) designated in the VIF, to represent them at the Meeting. To exercise this right, Non- Registered Shareholders should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in the manner specified and in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting. The VIF must be completed and returned to Broadridge in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Non-Registered Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your Intermediary, you, or a person designated by you, may attend the Meeting as proxyholder for your Intermediary and vote your Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for your Intermediary, or have a person designated by you to do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the VIF provided to you and return the same to your Intermediary in accordance with the instructions provided by such Intermediary, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend the Meeting and vote your Common Shares.

If you are a Non-Registered Shareholder who wishes to appoint yourself or a third party proxyholder, you must also register your proxyholder as an additional step once you have submitted your voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. To register a proxyholder, Non-Registered Shareholders must visit https://www.computershare.com/Valens by June 10, 2020 at 10:00 AM EST and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Meeting.

In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, arrangements have been made with Intermediaries or their nominees to distribute copies of the Notice, this Circular, the form of proxy and the supplemental mailing list (collectively, the “Meeting Materials”) to OBOs whose Common Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward the Meeting Materials to OBOs unless an OBO has waived the right to receive them. The Company has elected to pay for the delivery of the Meeting Materials to OBOs by the Intermediaries. The Company is sending the Meeting Materials directly to NOBOs through the services of Computershare.

Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing, or if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare or at the registered office of the Company at 230 Carion Road, Kelowna, British Columbia, V4V 2K5, Canada, at any time up to and including the last Business Day that precedes the date of the Meeting or, if the Meeting is adjourned or postponed, the last Business Day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	attending the virtual Meeting and voting the Registered Shareholder’s Common Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

BUSINESS OF MEETING

To the knowledge of the Board and management of the Company, the only matters to be brought before the Meeting are those set out in the accompanying Notice and more particularly detailed below. However, if other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person(s) voting the Proxy.

1.	Presentation of Financial Statements

The annual audited consolidated financial statements of the Company for the fiscal years ended November 30, 2019, and November 30, 2018, together with the report of the auditors thereon (the “Fiscal 2019 Financial Statements”), will be placed before the Meeting. The Fiscal 2019 Financial Statements and the related management’s discussion and analysis were mailed to the Shareholders who requested it and are additionally available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.thevalenscompany.com.

2.	Election of Directors

Currently, the Company has six directors and the Board has fixed the number of directors to be elected at the Meeting at seven (7). At the Meeting, the seven (7) persons named hereunder (collectively, the “Nominees”, or individually, a “Nominee”) will be proposed for election as directors of the Company. Management does not anticipate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the next annual meeting of Shareholders, or until his or her successor is duly elected unless prior thereto he or she resigns or his or her office becomes vacated by reason of death or other cause. Please see “Election of Directors” in this Circular for more information on the Nominees submitted for election as directors.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF EACH OF THE NOMINEES UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER, OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES. MANAGEMENT DOES NOT ANTICIPATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS DIRECTORS; HOWEVER, IF FOR ANY REASON, ANY OF THE NOMINEES DO NOT STAND FOR ELECTION OR ARE UNABLE TO SERVE AS SUCH, PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER, OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF ANY PARTICULAR NOMINEE OR NOMINEES.

3.	Appointment of Auditors

At the request of the Company, on March 30, 2020, Davidson & Company LLP, Chartered Accountants (“D&C”) resigned as auditors of the Company. On March 30, 2020, the Board approved the appointment of KPMG LLP, Chartered Accountants (“KPMG”), located at 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3, Canada, as the auditors of the Company. In this regard, in order to comply with National Instrument 51-102 - Continuous Disclosure Obligations, a copy of the Notice of Change of Auditor prepared in respect of the resignation of D&C and the appointment of KPMG, the response letter of D&C and the response letter of KPMG (collectively, the “Reporting Package”) were reviewed by the Board and have been attached as Schedule “C” to this Circular. A copy of the Reporting Package has been filed with the applicable securities regulatory authorities.

At the Meeting, Shareholders will be asked to pass the ordinary resolution authorizing the appointment of KPMG as the Company’s auditors to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ renumeration. The appointment of KMPG as auditors of the Company and the authorization of the Board to fix their remuneration must be approved by a majority of the votes cast at the Meeting.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RESOLUTION AUTHORIZING THE APPOINTMENT OF KPMG AS AUDITOR OF THE COMPANY TO HOLD OFFICE FOR THE ENSUING YEAR AT A REMUNERATION TO BE FIXED BY THE BOARD, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHAREHOLDER’S COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

4.	Approval of Continuance by the Company under the Canada Business Corporations Act

Introduction

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass a special resolution set forth below (the “Continuance Resolution”), with or without variation, authorizing and approving the continuance (the “Continuance”) of the Company from the Business Corporations Act (British Columbia) (the “BCBCA”) to the Canada Business Corporations Act (the “CBCA”) under the name “The Valens Company Inc.”, or such other name as may be approved by the Board, and the adoption of a new general by-law of the Company.

Notwithstanding the approval of the Continuance Resolution by Shareholders, such resolution provides that the Board may, in its sole discretion, revoke the Continuance Resolution and abandon such proposed Continuance without further approval or action by or prior notice to Shareholders.

The Continuance, if approved, will change the legal domicile of the Company and will affect certain of the rights of Shareholders as they currently exist while the BCBCA applies to the Company. Accordingly, Shareholders should consult their own independent legal advisors regarding implications of the Continuance which may be of particular importance to them.

Procedure for the Continuance

In order to effect the Continuance, the following steps must be taken:

(a)	the Shareholders must approve the Continuance Resolution at the Meeting, authorizing the Company to, among other things, file the prescribed application for authorization to continue out of British Columbia (the “Export Application”) with the registrar appointed under the BCBCA (the “BC Registrar”);

(b)	the Export Application must be filed with the BC Registrar;

(c)	the BC Registrar must authorize the proposed Continuance (the “Authorization”);

(d)	the Company must then file the articles of continuance (the “Articles of Continuance”), the Authorization and any other necessary documentation online with Corporations Canada, who will then issue a Certificate of Continuance.

Effect of the Continuance

Upon issuance of a Certificate of Continuance for the Company under the CBCA, the Company will cease to be a corporation governed by the BCBCA and will be governed by the CBCA. The Continuance does not create a new legal entity and will not prejudice or affect the continuity of the Company. The Continuance will not result in any change in the business of the Company. Upon the completion of the Continuance, there is no change in: (i) the ownership of corporate property; (ii) liability for the obligations of the Company; (iii) the existence of a cause of action, claim or liability to prosecution; (iv) enforcement against the Company of any civil, criminal, administrative action or proceedings pending; and (v) the enforceability of any conviction against, or ruling, order or judgment in favour of or against the Company. Furthermore, any Common Shares issued before the Continuance will continue to be Common Shares of the Company, as a company governed by the CBCA. The Continuance does not relieve a holder of Common Shares of any liability in respect of such Common Shares.

Certain Corporate Differences Between the BCBCA and the CBCA

In general terms, the CBCA provides to Shareholders substantively the same rights as are available to Shareholders under the BCBCA, including the right of dissent and appraisal and the right to bring derivative actions and oppression actions. There are, however, important differences. Shareholders are referred to Schedule “G” attached to this Circular for summary of the differences between the BCBCA and CBCA. The summary is not exhaustive and Shareholders are advised to review the full text of the CBCA and consult their legal advisors regarding the implications of the Continuance.

Constating Documents

Upon the Continuance becoming effective, the current Notice of Articles and Articles of the Company will be replaced with the Articles of Continuance and By-Law No. 1 of the Company (the “By-Laws”) under the CBCA. The forms of the Articles of Continuance and the By-Laws are attached as Schedules “D” and “E” to this Circular, respectively. The principal features of the Articles of Continuance and the By-Laws are set forth below, which are qualified in their entirety by the full text of the Articles of Continuance and the By-Laws attached to this Circular.

Authorized Capital

The Articles of Continuance provides that the authorized capital of the Company shall consist of:

(a)	an unlimited number of Common Shares; and

(b)	an unlimited number of preferred shares, issuable in series (the “Preferred Shares”).

The Articles of Continuance also provides that any classes of shares authorized and unissued prior to the Continuance shall be deleted in their entirety. No Preferred Shares will be issued or outstanding on completion of the Continuance.

The rights, privileges, restrictions and conditions attached to the Common Shares and the Preferred Shares are provided in Schedule A to the Articles of Continuance and material terms of which are summarized below, which summary is qualified in its entirety by the full text of the Articles of Continuance:

(a)	Common Shares: Holders of Common Shares will be entitled to receive notice of, to attend and to cast one vote per Common Share held at all meetings of Shareholders of the Company, except meetings at which only holders of some other specified class or series are, at law, entitled to vote. Subject to the prior rights of the holders of the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares shall be entitled to receive the remaining property of the Company. Subject to the prior rights of the holders of the Preferred Shares, the holders of the Common Shares shall be entitled to receive and the Company shall pay thereon, as and when declared by the Board, such dividends as the Board may from time to time declare, in their absolute discretion.

(b)	Preferred Shares: The preferred shares will be issuable in series. The Board will be authorized to fix, before issuance, the rights, privileges, restrictions, conditions and designations attaching to the shares of each series. The Preferred Shares, if issued, will be entitled to preference over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of the liquidation, dissolution, or winding-up of the Company. Except with respect to matters as to which the holders of Preferred Shares are entitled by law to vote as a class and as specifically provided in the rights, privileges, restrictions and conditions attaching to the Preferred Shares of any series, the holders of Preferred Shares will not be entitled to receive notice of or attend any meeting of the shareholders of the Company or to vote at any such meeting for any purpose.

Number of Directors

The Articles of Continuance provide that the number of directors shall be a minimum of three (3) and maximum of fifteen (15). The Articles of Continuance further provide that the directors shall have the authority, pursuant to section 106(8) of the CBCA, to increase the number of directors without Shareholder approval so long as the total number of directors so appointed does not exceed one-third (1/3) of the number of directors elected at the previous meeting.

Change in Name

The Articles of Continuance currently provides that the name of the Company shall be “The Valens Company Inc.”. The Company’s current name is Valens GroWorks Corp. and the Shareholders will be asked at the Meeting to consider and, if deemed appropriate, to approve the change of the name of the Company to “The Valens Company Inc.” or such other name as may be approved by the Board.

Registered Office

The registered office of the Company will be updated to Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto ON M5L 1B9, Canada.

Restrictions on Business of the Company

Neither the Articles of Continuance nor the By-Laws will place any restrictions on the business that the Company may carry on.

Shareholders’ Meeting Quorum

Pursuant to the By-Laws, a quorum at any meeting of Shareholders will be present if the holders of not less than 25% of the shares entitled to vote at the meeting are present in person or represented by proxy (including electronically), irrespective of the number of persons actually present at the meeting.

Dissent Rights

Section 309 of the BCBCA gives to Registered Shareholders who object to the Continuance out of British Columbia the right to dissent (the “Dissent Rights”) under Division 2 of Part 8 in respect of the Continuance and to be paid the fair value of their Common Shares determined as of the day before the Continuance Resolution is passed.

Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary and who wish to dissent should contact the Registered Shareholder of their Common Shares for assistance with exercising the Dissent Right.

The Dissent Right is briefly summarized below, but Shareholders are referred to the full text of Sections 237 to 247 of the BCBCA for a complete understanding of the Dissent Rights under the BCBCA. A copy of those provisions of the BCBCA is attached to this Circular as Schedule “F”.

A dissenting Shareholder who is a Registered Shareholder and who wishes to exercise the Dissent Right is required to send to the Company, at 230 Carion Road, Kelowna British Columbia V4V 2K5, Attention: General Counsel and Corporate Secretary, a written notice of dissent in respect of the Continuance Resolution at least two days prior to the Meeting. A vote against the Continuance Resolution or an abstention does not constitute a written objection.

If the Continuance Resolution is adopted, the Company is required to give notice to the dissenting Shareholder that the Company intends to act, or has acted, upon that resolution and advising the dissenting Shareholder of the manner in which dissent is to be completed. Upon receipt of the notice from the Company, a dissenting Shareholder then has one month within which to submit to the Company or its transfer agent the share certificates representing the dissenting Shareholder’s Common Shares, along with written notice that the dissenting Shareholder requires the Company to purchase its Common Shares, upon the doing of which the dissenting Shareholder will be deemed to have sold, and the Company will be deemed to have purchased, the dissenting Shareholder’s Common Shares.

If the Company and the dissenting Shareholder cannot agree on the payout value for the dissenting Shareholder’s Common Shares, either the dissenting Shareholder or the Company may apply to the court to fix the fair value of the dissenting Shareholder’s Common Shares. The court can either fix a payout value or order the matter to be determined by arbitration or by reference to the registrar or a referee of the court. The Company may not make payment to a dissenting Shareholder where there are reasonable grounds for believing that the Company is insolvent or that payment would render the Company insolvent.

A notice of dissent ceases to be effective if, among other things, the Shareholder giving a dissent notice consents to or votes in favour of the Continuance Resolution.

If the Continuance is not implemented for any reason, dissenting Shareholders will not be entitled to be paid the fair value for their Common Shares and the dissenting Shareholders will be entitled to the return of any share certificates delivered to the Company in connection with the exercise of the Dissent Right.

Shareholders who wish to exercise the Dissent Right should carefully review the dissent procedures described in Sections 237 to 247 of the BCBCA and seek legal advice, as failure to adhere strictly to the Dissent Right requirements may result in the loss of any right to dissent.

Board Recommendation and Continuance Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Continuance Resolution set forth below, with or without variation: (i) authorizing and approving the Continuance of the Company out of the provincial jurisdiction of British Columbia under the BCBCA and into the federal jurisdiction of Canada under the CBCA; (ii) approving and adopting the Articles of Continuance of the Company; and (iii) approving and adopting the By-Laws of the Company.

The Board and management of the Company recommend the approval of the Continuance Resolution. To be effective, the Continuance Resolution must be approved by not less than two-thirds (2/3) of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE CONTINUANCE RESOLUTION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER, OR ITS COMMON SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.

The text of the resolution to be passed is set out below:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the continuance of the Company under the Canada Business Corporations Act (the “CBCA”) under the name “The Valens Company Inc.”, or such other name as may be approved by the board of directors of the Company (the “Board”), on substantially the terms and conditions set out in the management information circular of the Company dated May 12, 2020 (the “Circular”), be, and is hereby, authorized and approved;

2.	the application by the Company, pursuant to Section 308 of the Business Corporations Act (British Columbia) (the “BCBCA”), to the British Columbia Registrar of Companies thereunder to continue the Company as if it has been incorporated under the CBCA be, and is hereby authorized and approved;

3.	the Company be, and is hereby, authorized and directed to make application, pursuant to Section 187 of the CBCA, to the Director thereunder for a Certificate of Continuance under the CBCA;

4.	effective upon the granting of the Certificate of Continuance, the Notice of Articles and Articles of the Company shall be cancelled and all of the provisions thereof be substituted with the provisions set out in the Articles of Continuance and By-Law No. 1 (the “By-Law”), copies of which are attached as Schedule “D” and Schedule “E” to the Circular, respectively, with any amendments, deletions or alterations as may be considered necessary or advisable by any director or officer of the Company in order to ensure compliance with the CBCA and the requirements of the Director thereunder, and such Articles of Continuance and By-Law be, and are hereby, adopted and approved;

5.	any one director or officer of the Company be, and is hereby, authorized and instructed to take all such acts and proceedings and to execute and deliver all such applications, authorizations, certificates, documents and instruments, including, without limitation, the Certificate of Continuance, the Articles of Continuance, By-Law and any forms prescribed by the CBCA or the BCBCA, as in his or her opinion may be necessary or desirable for the implementation of this resolution; and

6.	the directors of the Company are authorized, in their absolute discretion, by resolution to abandon the application for the continuance of the Company under the CBCA at any time without further approval, ratification or confirmation by the shareholders of the Company.”

5.	Approval of Advance Notice By-Law

Background

On September 24, 2019, the Shareholders approved an Advance Notice Policy of the Company which prescribed advance notice requirements for nomination of directors by Shareholders. On May 11, 2020, subject to the completion of the Continuance, the Board approved the adoption by the Corporation of an advance notice by-law regarding the advance notice requirements for nomination of directors by Shareholders (the “Advance Notice By-Law”), a copy of which is attached as Schedule “H” to this Circular.

Purpose and Summary of the Advance Notice By-Law

The Company is committed to: (a) facilitating an orderly and efficient process for holding annual general meetings of Shareholders, or, where the need arises, special meetings of Shareholders; (b) ensuring that Shareholders receive adequate advance notice of director nominations and sufficient information with respect to all director nominees; and (iii) allowing Shareholders to register an informed vote on director elections.

The purpose of the Advance Notice By-Law is to provide Shareholders, directors and management of the Company with a clear framework for the nomination of directors. The Advance Notice By-Law allows the Company to fix a deadline by which Shareholders of the Company must submit director nominations to the Company prior to any annual or applicable special meeting of Shareholders and sets forth the information that a Shareholder must provide to the Company for its nomination to be eligible for election.

The following is a summary of the material provisions of the Advance Notice By-Law, which is qualified in its entirety by the full text of the Advance Notice By-Law attached as Schedule “H” to this Circular. In summary, the Advance Notice By-Law provides that:

•	only persons who are nominated (a) by or at the direction of the Board or an authorized officer of the Company, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the CBCA or a requisition of the shareholders made in accordance with the provisions of the CBCA; or (c) by any person entitled to vote at such meeting who (i) is, at the close of business on the Notice Date (as defined in the Advance Notice By-Law) and on the record date for notice of such meeting, either entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (ii) complies with the notice procedures set forth in the Advance Notice By-Law, shall be eligible for election as directors of the Company;

•	specific information as set out in the Advance Notice By-Law must be included in the written notice to the Company for an effective nomination to occur;

•	in the case of an annual general meeting (including an annual and special meeting, an “AGM”) of shareholders, notice to the Company must be given no fewer than 30 days prior to the date of the AGM; provided that if the AGM is to be held on a date that is fewer than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement;

•	in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors, notice to the Company must be given not later than the close of business on the 15th day following the Notice Date;

•	if notice-and-access is used for delivery of proxy related materials in respect of an AGM or a special meeting, additional timeline requirements as set out in the Advance Notice By-Law must be followed; and

•	the Board, in its sole discretion, may waive any requirement of the Advance Notice Policy.

Board Recommendation and Advance Notice By-Law Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, to approve the Advance Notice By-Law of the Company relating to the advance notice of nominations of directors (the “Advance Notice By-Law Resolution”).

The Board and management of the Company recommend the approval of the Advance Notice By-Law Resolution. To be effective, the Advance Notice By-Law Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ADVANCE NOTICE BY-LAW RESOLUTION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER, OR ITS COMMON SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.

The text of the resolution to be passed is set out below:

“BE IT RESOLVED THAT:

1.	subject to the completion of the Continuance, the Advance Notice By-Law of the Company adopted by the board of directors of the Company on May 11, 2020, in the form attached as Schedule “H” to the management information circular of the Company dated May 12, 2020, be and is hereby approved, ratified and confirmed as a by-law of the Company; and

2.	any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.”

6.	Adoption of Omnibus Long Term Incentive Plan

At the Meeting, Shareholders will be asked to approve the adoption of the Company’s Omnibus Long Term Incentive Plan (the “LTIP”) and pass the ordinary resolution set forth below (the “LTIP Resolution”). The complete text of the LTIP is set out in Schedule “B” to this Circular and a summary of its material terms is provided below. The LTIP was approved by the Board on May 11, 2020.

Any existing options that were granted prior to the effective date of the LTIP pursuant to the Company’s existing stock option plan (the “Legacy Stock Option Plan”), which was last approved by the Shareholders on September 24, 2019, will continue in accordance with their terms. Upon the effective date of the LTIP, however, options shall no longer be granted pursuant to the Legacy Option Plan and shall only be granted pursuant to the LTIP.

As at November 30, 2019, 7,673,362 Options (as defined below) were granted under the Legacy Option Plan (representing 6.1% of the Company’s outstanding Common Shares). A further 4,877,047 Common Shares remain issuable under the Legacy Option Plan in the form of Options (representing 3.9% of the Company’s outstanding Common Shares); however, upon the effective date of the LTIP, Options shall no longer be granted pursuant to the Legacy Option Plan and shall only be granted pursuant to the LTIP.

The Company’s annual burn rate, as described in Section 613(p) of the TSX Company Manual, under the Legacy Option Plan was 3.3% for the year ended November 30, 2019, 5.9% for the year ended November 30, 2018 and 0.3% for the four months ended November 30, 2017, The burn rate is subject to change from time to time, based on the number of RSUs, DSUs, PSUs (each as defined below) and Options granted, and the total number of Common Shares issued and outstanding. For the purposes of the foregoing, “burn rate” is calculated by dividing the number of Options granted during the applicable fiscal year by the weighted average number of issued and outstanding Common Shares for that year.

The LTIP will allow for a variety of equity based awards that provide different types of incentives to be granted to certain of our executive officers, employees and consultants (in the case of options (“Options”), performance share units (‘‘PSUs’’) and restricted share units (‘‘RSUs’’)) and directors (in the case of deferred share units (‘‘DSUs’’)). Options, PSUs, RSUs and DSUs are collectively referred to herein as ‘‘Awards’’. Each Award will represent the right to receive Common Shares, or in the case of PSUs, RSUs and DSUs, Common Shares or cash, in accordance with the terms of the LTIP. The following discussion is qualified in its entirety by the text of the LTIP.

Under the terms of the LTIP, our Board, or if authorized by our Board, our Compensation Committee, may grant Awards to eligible participants, as applicable. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than by will or the laws of descent and distribution.

The LTIP will provide that appropriate adjustments, if any, will be made by our Board in connection with a reclassification, reorganization or other change of our Common Shares, share split or consolidation, distribution, merger or amalgamation, in the Common Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

The maximum number of Common Shares reserved for issuance, in the aggregate, under our LTIP and the Legacy Stock Option Plan, collectively, will be 10% of the aggregate number of Common Shares issued and outstanding from time to time, excluding entitlements to acquire 2,600,000 Common Shares issued to certain employees of the Company, which represents 12,804,120 Common Shares as of the date of this Circular. As of the date of this Circular, a total of 7,448,781 Options are issued and outstanding under the Legacy Stock Option Plan representing approximately 5.8% of the issued and outstanding Common Shares. For the purposes of calculating the maximum number of Common Shares reserved for issuance under the LTIP and the Legacy Stock Option Plan, any issuance from treasury by the Company that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of the Company shall not be included. All of the Common Shares covered by the exercised, cancelled or terminated Awards will automatically become available Common Shares for the purposes of Awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an ‘‘evergreen’’ plan.

The maximum number of Common Shares that may be: (i) issued to insiders of the Company within any one-year period; or (ii) issuable to insiders of the Company at any time, in each case, under the LTIP alone, or when combined with all of the Company’s other security-based compensation arrangements, including the Legacy Stock Option Plan, cannot exceed 10% of the aggregate number of Common Shares issued and outstanding from time to time determined on a non-diluted basis.

An Option shall be exercisable during a period established by our Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. The minimum exercise price of an Option will be determined based on the closing price of the Common Shares on the TSX on the last trading day before the date such Option is granted. The LTIP will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted ‘‘cashless exercise’’ or a ‘‘net exercise’’ subject to the procedures set out in the LTIP, including the consent of our Board, where required.

The following table describes the impact of certain events upon the rights of holders of Options under the LTIP, including termination for cause, resignation, retirement, termination other than for cause, and death or long-term disability, subject to the terms of a participant’s employment agreement, grant agreement and the change of control provisions described below:

Event Provisions	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested options.

Resignation, retirement and termination other than for cause	Forfeiture of all unvested options and the earlier of the original expiry date and 90 days after resignation to exercise vested options or such longer period as our Board may determine in its sole discretion.

Death or long-term disability	Forfeiture of all unvested options and the earlier of the original expiry date and 12 months after date of death or long-term disability to exercise vested options or such longer period as our Board may determine in its sole discretion.

The terms and conditions of grants of RSUs, PSUs and DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant’s grant agreement. Impact of certain events upon the rights of holders of these types of Awards, including termination for cause, resignation, retirement, termination other than for cause and death or long-term disability, will be set out in the participant’s grant agreement.

In connection with a change of control of the Company, our Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, provided that our Board may accelerate the vesting of Awards if: (i) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than the Company); or (ii) the Company has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction. If a participant is terminated without cause during the 12 month period following a change of control, or after the Company has signed a written agreement to effect a change of control but before the change of control is completed, then any unvested Awards (based on the performance achieved up to the termination date in respect of PSUs) will immediately vest and may be exercised within 30 days of such date.

Our Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and TSX approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

Our Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment shall: (i) not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP; (ii) be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the TSX; and (iii) be subject to shareholder approval, where required by law, the requirements of the TSX or the LTIP, provided however that shareholder approval shall not be required for the following amendments and our Board may make any changes which may include but are not limited to:

•       any amendment to the vesting provisions of the Awards;

•       any amendment regarding the effect of termination of a participant’s employment or engagement;

•       any amendment which accelerates the date on which any Award may be exercised under the LTIP;

•       any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body;

•     any amendment of a ‘‘housekeeping’’ nature, including, without limitation, to clarify the meaning of an existing provision of the LTIP, correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP, correct any grammatical or typographical errors or amend the definitions in the LTIP;

•       any amendment regarding the administration of the LTIP; and

•       any other amendment that does not require the approval of shareholders pursuant to the amendment provisions of the LTIP,

provided that the alteration, amendment or variance does not:

•       increase the maximum number of Common Shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;

•       reduce the exercise price of Awards benefitting an insider of the Company, except in the case of an adjustment pursuant to a change in capitalization;

•      extend expiration date of an Award benefitting an insider of the Company, except in the case of an extension due to black-out period;

•       remove or exceed the insider participation limits; or

•       amend the amendment provisions of the LTIP.

The above summary is qualified in its entirety by the full text of the LTIP, which is set out in Schedule “B” to this Circular. The Board encourages Shareholders to read the full text of the LTIP before voting on this resolution.

The Board and management of the Company recommend the approval of the adoption of the LTIP. To be effective, the LTIP Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person or represented by proxy at the Meeting.

COMMON SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE LTIP RESOLUTION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER, OR ITS COMMON SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.

The text of the resolution to be passed is set out below:

“BE IT RESOLVED THAT:

1.	the adoption of the omnibus long term incentive plan (the “LTIP”) as described in the Circular dated May 12, 2020, is hereby approved, ratified and confirmed;

2.	the maximum number of Common Shares which may be issued under the LTIP and all other Share Compensation Arrangements (as defined in the LTIP) of the Company shall not exceed 10% of the total number of Common Shares issued and outstanding from time to time on a non-diluted basis, excluding entitlements to acquire 2,600,000 Common Shares issued to certain employees of the Company;

3.	all unallocated options, rights and entitlements under the LTIP, be and are hereby authorized and approved;

4.	the Company has the ability to grant and to continue granting restricted share units, performance share units, deferred share units and stock options under the LTIP until June 12, 2023, being the date that is three (3) years from the date of the meeting of shareholders of the Company at which shareholder approval is being sought; and

5.	any director or officer of the Company be, and such director or officer of the Company hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or to cause to be executed, under seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable in order to fulfill the intent of the foregoing resolution.”

Other Business

If other items of business are properly brought before the Meeting or any adjournment(s) or postponement(s) thereof, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. The Company is not aware of any other items of business to be considered at the Meeting.

ELECTION OF DIRECTORS

Four (4) of the Nominees whose names are set out below are currently directors of the Company and have been nominated by the Board for re-election as directors at the Meeting. Three (3) of the proposed Nominees are new directors. The biographies of each Nominee are outlined below.

The table below sets forth the name, province or state and country of residence and principal occupation during the prior five-year period of each Nominee and the number of voting securities of the Company beneficially owned, or over which control or direction is exercised, directly or indirectly, by each Nominee. At the Meeting, Shareholders will be entitled to cast their votes for, or withhold their votes from, the election of each Nominee.

Name of Nominee; Place of Residence and Current Position Within the	Principal Occupation, Business or Employment	Director of the Company	Common Shares Beneficially Owned or Controlled		Options Beneficially Owned or
Company	for the Last Five Years(1)	Since	Number(2)	Percentage(3)	Controlled(4)
A. Tyler Robson British Columbia, Canada Chief Executive Officer, Director	Chief Executive Officer of the Company since May 2017, Chief Operating Officer of the Company from February 2017 to May 2017, and previously Chief Grower, Valens Agritech Ltd., businessman.	April 29, 2016	5,236,562	4.09%	800,000
Ashley McGrath(5) British Columbia, Canada Director	President and Owner of Glencoe Developments Inc., businessman.	September 4, 2018	260,000	0.20%	50,000
Nitin Kaushal(5) Ontario, Canada Director	President, Anik Capital Corp. and previously Managing Director, Corporate Finance, PwC Canada.	September 4, 2018	60,000	0.05%	50,000
Deepak Anand British Columbia, Canada Director	CEO, Materia Ventures, previously Vice President Business Development and Government Relations at Cannabis Consulting Firm.	May 13, 2019	18,000	0.01%	50,000
Karin A. McCaskill Ontario, Canada Director	Co-Owner and Chair, Tuck Shop Trading Co. Ltd. She retired from her role as Senior Vice President, General Counsel, Sobeys Inc. and Empire Company Limited in April 2018.	N/A	Nil	Nil	Nil
Andrew Cockwell(5) Ontario, Canada Director	Managing Partner, Ursataur Capital Management	N/A	Nil	Nil	Nil
Renee Merrifield British Columbia, Canada Director	CEO of Troika Management Corp.	N/A	Nil	Nil	Nil

Notes:

(1)	The information as to principal occupations, not being within the direct knowledge of the Company, has been furnished by the respective Nominee.

(2)	The information as to the number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, not being within the direct knowledge of the Company, has been furnished by the respective Nominees or obtained from the System for Electronic Disclosure by Insiders (“SEDI”) and may include Common Shares owned or controlled by their spouses and/or children and/or companies controlled by them or their spouses and/or children.

(3)	Percentage of total Common Shares is based on 128,041,202 Common Shares issued as of the date of this Circular.

(4)	Options were issued pursuant to the terms of the Legacy Stock Option Plan.

(5)	Member of the Audit Committee.

(6)	Member of the Compensation Committee

(7)	Member of the Nominating and Corporate Governance Committee

(8)	As at the date of this Circular, to the Company’s knowledge, the Nominees, as a group, beneficially own, directly or indirectly, or exercise control or direction over 5,574,562 Common Shares, representing approximately 4.4% of the issued and outstanding Common Shares (on a non-diluted basis).

Director Biographies

A. Tyler Robson, Chief Executive Officer and Director

Mr. Robson is the Chief Executive Officer of the Company. Prior to being appointed CEO in May 2017, he served as Chief Operating Officer where he oversaw all operational functions of the business in addition to leading innovation and product development initiatives. Since taking on the role of CEO, Mr. Robson has significantly scaled operations and increased profitability, leading to the Company’s ability to capture market share and lead the industry as a major player in the supply chain of leading Canadian and international brands. Mr. Robson’s passion for the industry began early in life as he discovered the wide spectrum of benefits created by the plant and began assisting medically licensed patients across Western Canada with his expertise in cultivation and extraction. He attended the University of Saskatchewan on a football scholarship, graduating with a Bachelor of Science degree to return to Kelowna to pursue a career in research and development, plant innovation and life sciences, with an emphasis on medical cannabis and its applications in the treatment of seizures, chronic diseases, pain control, and neurological symptoms. Mr. Robson holds expertise in plant genetics and extraction processes, bringing the competitive advantage to develop and operate proprietary technologies exclusive to the Company. Mr. Robson was included in International Forum on Advancements in Healthcare’s Top 100 Leaders in Healthcare in 2019.

Andrew Cockwell, Director

Mr. Cockwell is the Managing Partner of Ursataur Capital Management, a private equity firm he founded in 2009 that strategically invests in Canadian mid-market companies across various industries. He holds a track record of fostering value creation for both private and public companies, advising on issues such as strategic realignment, operational improvement, capital allocation, and governance. Previously, Mr. Cockwell was a Founding Partner of ReichmannHauer Capital Partners in 2006, a Toronto-based private equity firm targeting both domestic and international investments. He also served in the Private Equity and Corporate Finance practices at global management consulting firm McKinsey & Company, which he joined in 2003 and where he advised businesses, private equity firms, and hedge funds in North America and Europe. Earlier in his career, he practiced M&A and securities law as an attorney at Sullivan & Cromwell in New York and London. Mr. Cockwell holds a breadth of experience providing financial and legal advisory services in a variety of complex business contexts across a wide range of industries, including industrial coatings, ground support, financial services, and food and retail. Mr. Cockwell holds a Bachelor of Art (Hons.) from Queen’s University and a LL.B. with Great Distinction from the Faculty of Law at McGill University.

Ashley McGrath, Director

Mr. McGrath has been involved in real estate development for 14 years as the President and Owner of Glencoe Developments Inc. He has overseen all aspects of the development business including land acquisition, finance and sales of over 850,000 square feet of development space. He oversees the management of a large rental portfolio of residential and commercial real estate across Western Canada and is a major shareholder in an agribusiness operating over 400,000 square feet of indoor livestock production as well as a 23,000 acre grain farm.

Deepak Anand, Director

Mr. Anand serves as co-founder and CEO of Materia Ventures, a European focused supply and distribution company for medical cannabis and CBD products. He is a recognized thought leader in the global cannabis space, and holds expertise in government relations and an in-depth knowledge of the cannabis regulatory environment both in Canada and internationally. With over 15 years of experience in the health, charitable/non-profit, and private sectors in the country, Mr. Anand has worked with senior government officials, policy makers, health professional organizations, clinical practitioners, educators, patients and producers. Previously, Mr. Anand held the role of Vice President of Business Development and Government Relations at Cannabis Compliance, Inc., and Vice President of Business Development at Zenabis. He has served on the boards of various pharmaceutical associations across Canada, the United States and Europe, and currently is a Director of the National Association of Cannabis Professionals and Canadians for Fair Access to Medical Marijuana.

Karin A. McCaskill, Director

Ms. McCaskill held the role of Senior Vice President, General Counsel and Corporate Secretary of Empire Company Limited and Sobeys Inc. until 2018. In her fifteen-year career at Empire and Sobeys, Ms. McCaskill was responsible for a full scope of legal activities focused on corporate governance and regulatory and advisory functions, in addition to growing and leading a national legal services team. She provided legal leadership and coordination on various complex, high-profile transactions that were instrumental to the company’s restructuring, including Empire’s $1 billion deal to take Sobeys private and Sobeys’ $260 million purchase of Thrifty Foods in 2007, as well as Sobeys’ acquisition of Canada Safeway for $5.8 billion. Ms. McCaskill has been recognized for her various achievements and mentorship within the legal community, including receiving the award for General Counsel of the Year in 2014, and most recently, the BLG Stephen Sigurdson Lifetime Achievement Award in 2019, both presented by The Canadian General Counsel Awards. Ms. McCaskill has sat on several non-profit boards across various industries, including serving as Chair of the Halifax Adult Services Society (Prescott Group), the Downtown Halifax Business Commission, and the Canadian Employers Council, and is currently a member of the Georgian Peaks Ski Club Board of Directors and Chair of the Governance Committee. She holds a MBA from the Ivey Business School at Western University and an LL.B from Osgoode Hall Law School at York University. Ms. McCaskill co-owns a Toronto-based retail clothing business called Tuck Shop Trading Co. Limited.

Nitin Kaushal, Director

Mr. Kaushal is President of Anik Capital Corp. and previously served as Managing Director, Corporate Finance at PwC Canada. He has over 30 years of finance and investment expertise including having held a number of senior roles with Canadian investment banks, as well as various roles within the private equity/venture capital industry. Mr. Kaushal also holds significant knowledge in the life sciences, cannabis, consumer healthcare, healthcare services and medical device industries. Mr. Kaushal sits on the boards of numerous public and private companies, including Delta 9 Cannabis Inc., High Tide Inc., 3|Sixty Secure Corp, Starton Therapeutics and VieMed Inc. He holds a Bachelor of Science (Chemistry) degree from the University of Toronto and holds the CPA, CA designations.

Renee Merrifield, Director

Ms. Merrifield is Chief Executive Officer at Troika Management Corp., and currently leads a Western Canadian group of companies, encompassing land, real estate development, construction, service and consulting. She founded Troika twenty years ago and has strategically grown it from a development and property management consulting business to a progressive, future-focused land and real-estate development company involved from start to finish in the creation of living spaces and communities. Ms. Merrifield has been awarded various honors, including being named WXN’s Top 100 Most Powerful Women in Canada from 2017-2019, EY’s Entrepreneur of the Year (Pacific) in Real Estate and Business in Vancouver’s Most Influential Woman in Business in 2015, among others. She is Chair of the Breakfast Club of Canada’s National Board, and serves on various private company boards including First West Credit Union, the First West Foundation, the Junior Achievement BC Board, and on the External Advisory Committee for University of British Columbia Okanagan. Ms. Merrifield’s entrepreneurial mindset and determination led to Troika not only being recognized as a community leader but also an industry trailblazer with its differentiated and holistic approach to producing and fostering communities and living environments. Ms. Merrifield holds two Master’s Degrees, including a MBA from the University of Liverpool.

Cease Trade Orders and Bankruptcies

No Nominee is, as at the date of this Circular, or has been, within years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company in respect of which this Circular is being prepared) that:

(a)	was subject to a cease trade or similar order that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade or similar order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No Nominee is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including the Company in respect of which this Circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager of trustee appointed to hold its assets.

No Nominee has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Penalties and Sanctions

No Nominee has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

Audit Committee Charter

The audit committee of the Board (the “Audit Committee”) has a charter, a copy of which is attached hereto as Schedule “A”.

Composition of the Audit Committee

The following are the proposed members of the Audit Committee following the completion of the Meeting:

Ashley McGrath	Independent(1)	Financially literate(1)
Nitin Kaushal	Independent(1)	Financially literate(1)
Andrew Cockwell	Independent(1)	Financially literate(1)

Note:

(1) As defined by NI 52-110.

Relevant Education and Experience

Each member of the Audit Committee has:

•      an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and provisions;

•     experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and

•       an understanding of internal controls and procedures for financial reporting.

See disclosure under “Election of Directors – Director Biographies” above.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than D&C and KPMG.

Reliance on Certain Exemptions and Pre-Approval Policies and Procedures

The Company’s former auditor, D&C, has not provided any material non-audit services.

See the Audit Committee Charter for specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by the Company’s former auditor, D&C, to the Company to ensure auditor independence. Fees incurred with D&C for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Fiscal 2019	Fees Paid to Auditor in Fiscal 2018
Audit Fees(1)	$231,288	$110,654
Audit-Related Fees(2)	$18,726	Nil
Tax Fees(3)	$12,000	$15,900
All Other Fees(4)	Nil	Nil
Total	$262,014	$126,554

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements and fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis is to describe and explain the Company’s executive compensation strategy, philosophy, objectives and processes and to discuss compensation decisions made by the Company in financial year ended November 30, 2019 (“Fiscal 2019”). In this Circular, a Named Executive Officer (“NEO”) means each of the following individuals for Fiscal 2019: (i) the Company’s President and Chief Executive Officer (the “CEO”); (ii) the Company’s Chief Financial Officer (the “CFO”); (iii) each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, whose total compensation at the end of Fiscal 2019 was, individually, more than $150,000 for Fiscal 2019; and (iv) each individual who would be an NEO under (iii) above, but for the fact that such individual was neither an executive officer of the Company, nor serving in a similar capacity, at the end of Fiscal 2019.

The NEOs of the Company for Fiscal 2019 were: (1) Mr. A. Tyler Robson, CEO; (2) Mr. Christopher Buysen, CFO; (3) Mr. Jeffrey Fallows, President; (4) Ms. Chantel Popoff, Chief Operating Officer (“COO”); and (5) Mr. Everett Knight, Executive Vice-President, Corporate Development & Capital Markets.

The general objectives of the Board’s compensation decisions are:

•      to encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value;

•      to align management’s interests with the long-term interest of shareholders;

•      to provide compensation commensurate with peer companies in order to attract and retain highly qualified executives; and

•      to ensure that total compensation paid takes into account the Company’s overall financial position.

The Board’s compensation program, which is determined by the Board, is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility. From time-to-time, the Board will engage 3rd party consultants to ensure that the Company’s compensation structure is consistent with industry comparable to ensure it is competitive and effective. In general, NEO compensation is comprised of consulting fees or salary and stock option grants.

The compensation paid to the NEOs was paid to an individual who is proficient, experienced, has sufficient skills and potential and is performing at a high level. The compensation was variable in nature and directly related to the actual amount of work performed. The variable rates were based on market related rates for professionals performing similar duties and possessing a similar skill set.

Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs.

The board has not formally considered the risks associated with the Company’s compensation policies and practices. The Company’s compensation policies and practices give greater weight toward long-term incentives to mitigate the risk of encouraging short term goals at the expense of long-term sustainability. The discretionary nature of option grants are significant elements of the Company’s compensation plans and provide the board of directors with the ability to reward historical performance and behaviour that the board of directors consider to be aligned with the Company’s best interests. The Company has attempted to minimize those compensation practices and policies that expose the Company to inappropriate or excessive risks.

The Company has established a policy that prohibits a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. During the financial year ending Fiscal 2019, the Company did not utilize any financial hedges.

Performance Graph

The graph below compares the performance of the Company since its reverse takeover transaction with Valens Agritech Ltd. in 2016 to the S&P/TSX Composite Total Return Index, each starting with an investment of $100 on November 30, 2016:

Three-Year Cumulative Shareholder Return on $100 investment on November 30, 2016

	2017	2018	2019
S&P/TSX Composite Total Return Index	$114	$107	$122
Valens GroWorks Corp.	$168	$180	$477

Total NEO Compensation

	2017	2018	2019
Total NEO Compensation ($ millions)	$0.4	$9.3	$8.4

Option-Based Awards

Stock option grants are made on the basis of the number of Options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such Options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

The recipients of Options and the terms of the Options granted are determined by the Board. The exercise price of the Options granted is generally determined by the market price at the time of grant. The Legacy Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes stock option grants to members of the Board based on such criteria as performance, previous grants, and hiring incentives.

Summary Compensation Table

The compensation paid to the NEOs during Fiscal 2019 and the financial years ended November 30, 2018 and November 30, 2017 is as set out below:

Name and			Share- based	Option- based	Non-equity incentive plan compensation ($)		Pension	All other		Total
principal position	Year	Salary ($)	awards ($)(6)	awards ($)(7)	Annual incentive plans	Long-term incentive plans	value ($)	compensation ($)		Compensation ($)
A. Tyler Robson CEO, Director and former COO(1)	2019 2018 2017	491,250 630,000 360,750	Nil 5,250,000 Nil	784,670 180,934 Nil	245,625 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		1,521,545 6,060,934 360,750
Christopher Buysen CFO and Director(2)	2019 2018 2017	213,500 95,333 Nil	Nil 568,000 Nil	392,335 1,025,596 Nil	85,400 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		691,235 1,688,929 Nil
Jeffrey Fallows President(4)	2019 2018 2017	175,000 Nil Nil	Nil Nil Nil	3,087,485 Nil Nil	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		3,312,485 Nil Nil
Chantel Popoff COO(3)	2019 2018 2017	217,250 93,832 Nil	Nil 568,000 Nil	392,335 844,662 Nil	86,900 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		696,485 1,506,494 Nil
Everett Knight Executive Vice- President, Corporate Development & Capital Markets (5)	2019 2018 2017	181,667 Nil Nil	604,000 Nil Nil	1,281,772 Nil Nil	50,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	50,000 Nil Nil	(8)	2,167,439 Nil Nil

Notes:

1.	A. Tyler Robson was appointed COO in February 2017 and subsequently appointed CEO in May 2017 and has been a director since April 2016.

2.	Christopher Buysen was appointed CFO in July 2018 and was a director of the Company from September 2018 to June 2020.

3.	Chantel Popoff was appointed COO in June 2018.

4.	Jeffrey Fallows was appointed President in June 2019.

5.	Everett Knight was appointed Executive Vice-President, Corporate Development & Capital Markets in January 2019.

6.	Share based awards represent the fair value of Common Shares granted during the fiscal year. The fair value was determined using the underlying share price of the Common Shares on the date the shares were granted.

7.	Option based awards represent the fair value of options granted during the fiscal year. The fair value was determined using the Black-Scholes option pricing model.

8.	Represents a one—time signing bonus.

Incentive Plan Awards

The following table sets forth the details of all option-based and share-based awards that were outstanding for each NEO as at the end of Fiscal 2019.

	Option-based Awards				Share-based Awards
Name and principal position	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
A. Tyler Robson	500,000	$0.65	Nov. 30, 2021	1,225,000	2,250,000	6,975,000	Nil
	100,000	$1.95	Oct. 13, 2023	115,000
	200,000	$4.32	Jul. 14, 2024	Nil
Christopher Buysen	300,000	$1.07	July 9, 2023	609,000	200,000	620,000	Nil
	400,000	$1.95	Oct. 13, 2023	460,000
	100,000	$4.32	Jul. 14, 2024	Nil
Jeffrey Fallows	750,000	$4.21	May 26, 2024	Nil	Nil	Nil	Nil
	50,000	$4.32	Jul. 14, 2024	Nil
Chantel Popoff	300,000	$1.07	July 9, 2023	609,000	200,000	620,000	Nil
	300,000	$1.95	Oct. 13, 2023	345,000
	100,000	$4.32	Jul. 14, 2024	Nil
Everett Knight	600,000	$1.95	Oct. 13, 2023	690,000	250,000	775,000	Nil
	50,000	$4.32	Jul. 14, 2024	Nil

Notes:

1.	The in-the-money value was determined based on the closing price of the Common Shares on the TSX Venture Exchange (“TSXV”) on November 30, 2019, being $3.10, less the exercise price multiplied by the number of unexercised options, whether vested or not.

2.	The market value of share based awards that have not yet vested was determined based on the closing price of the Common Shares on the TSXV on November 30, 2019, being $3.10, multiplied by the number of unvested shares.

The following table sets forth for each NEO the value of the option- and share-based awards that would have been realized if the awards had been exercised on the vesting date, along with the value of the awards that were earned during Fiscal 2019.

Name	Option-based awards – Value vested during Fiscal 2019 ($)	Share-based awards – Value vested during Fiscal 2019 ($)	Non-equity incentive plan compensation – Value earned during Fiscal 2019 ($)
A. Tyler Robson	125,701	1,050,000	245,625
Christopher Buysen	500,335	284,000	85,400
Jeffrey Fallows	498,234	Nil	50,000
Chantel Popoff	440,024	284,000	86,900
Everett Knight	378,215	226,500	50,000

Pension Plan Benefits

The Company does not have any pension or retirement plan.

Termination and Change of Control Benefits

Other than as disclosed herein, the Company and its subsidiaries have no compensatory plan, contract or arrangement where a NEO is entitled to receive more than $50,000 (including periodic payments or installments) to compensate such executive officer in the event of resignation, retirement or other termination of the NEO’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change in control.

The Company entered into a consulting agreement with A. Tyler Robson for the provision of services as the Chief Executive Officer of the Company dated January 1, 2018. The agreement has an evergreen clause which provides for the extension of the contract for a period of twenty-four months from each December 31, unless the Company provides twelve months written notice of non-extension in advance of December 31. In event of termination without cause the Company is required to pay consulting fees, and bonuses for the number of months remaining under the evergreen contract based on the amounts paid during the preceding same number of months. Consulting fees are comprised of a monthly cash payment of $40,000, a one-time grant of 3,000,000 Common Shares that vest and become issuable quarterly over a five-year period from the date that the Company is granted the Licensed Producer license from Health Canada, stock options pursuant to the Legacy Stock Option Plan at the discretion of the Board and cash bonus amounts, up to an annual maximum of $500,000, paid at the discretion of the Board. Effective September 1, 2019, the monthly consulting fee increased to $43,750.

In the event of a change of control, A. Tyler Robson can terminate the agreement and receive a payment equal to twelve months total compensation, comprised of consulting fees and bonuses, as described above, during the preceding twelve-month period. In addition, Mr. Robson will receive 2,650,000 Common Shares plus, if the shares of the Company are valued at $5.00 or greater, Mr. Robson will receive an additional 333,333 Common Shares, if the value exceeds $5.50 per share, an additional 333,333 Common Shares, and, if the value exceeds $6.00 per share, an additional 333,334 Common Shares.

The Company entered into an employment agreement with Christopher Buysen for the provision of services as the Chief Financial Officer of the Company dated November 1, 2018. The agreement provides an annual salary of $198,000, a one-time payment of $22,000, a one-time grant of 400,000 Common Shares that vest and become issuable quarterly over a two-year period, a grant of 700,000 stock options to acquire an aggregate of 700,000 Common Shares and any cash bonus amounts paid and additional stock options issued at the discretion of the Board. Effective September 1, 2019, Mr. Buysen’s annual salary increased to $260,000. The agreement provides for termination without just cause benefits equal to twelve months of then current salary in addition to the vesting of an additional twelve months of any outstanding shares and options from the date of termination.

In the event of a change of control and if Mr. Buysen’s employment is terminated within twelve months thereof, Mr. Buysen will receive a payment from the Company equal to twenty-four (24) months of then current salary and all Common Shares and stock options issued to Mr. Buysen shall become fully vested. In the event that Mr. Buysen is still employed twelve (12) months after the change of control, Mr. Buysen will receive a payment from the Company equal to twelve (12) months of then current salary.

The Company entered into an employment agreement with Chantel Popoff for the provision of services as the Chief Operating Officer of the Company dated November 1, 2018. The agreement provides an annual salary of $198,000, a one-time grant of 400,000 Common Shares that vest and become issuable quarterly over a two-year period, a grant of 600,000 stock options to acquire an aggregate of 600,000 Common Shares and any cash bonus amounts paid and additional stock options issued at the discretion of the Board. Effective September 1, 2019, Ms. Popoff’s annual salary increased to $275,000. The agreement provides for termination without just cause benefits of equal to twelve months of then current salary in addition to the vesting of an additional twelve months of any outstanding shares and options from the date of termination.

In the event of a change of control and if Ms. Popoff’s employment is terminated within twelve months thereof, Ms. Popoff will receive a payment from the Company equal to twenty-four (24) months of then current salary and all Common Shares and stock options issued to Ms. Popoff shall become fully vested. In the event that Ms. Popoff is still employed twelve (12) months after the Change of Control, Ms. Popoff will receive a payment from the Company equal to twelve (12) months of then current salary.

The Company entered into an employment agreement with Everett Knight for the provision of services as the Executive Vice President Strategy and Investments of the Company dated November 1, 2018. The agreement provides an annual salary of $198,000, a one-time grant of 400,000 Common Shares that vest and become issuable quarterly over a two-year period, a grant of 600,000 stock options to acquire an aggregate of 600,000 Common Shares and any cash bonus amounts paid and additional stock options issued at the discretion of the Board. Effective November 1, 2019, Mr. Knight’s annual salary increased to $200,000. The agreement provides for termination without just cause benefits of equal to twelve months of then current salary in addition to the vesting of an additional twelve months of any outstanding shares and options from the date of termination.

In the event of a change of control and if Mr. Knight’s employment is terminated within twelve months thereof, Mr. Knight will receive a payment from the Company equal to twenty-four (24) months of then current salary and all Common Shares and stock options issued to Mr. Knight shall become fully vested. In the event that Mr. Knight is still employed twelve (12) months after the change of control, Mr. Knight will receive a payment from the Company equal to twelve (12) months then current salary.

The Company entered into an employment agreement with Jeffrey Fallows for the provision of services as President of the Company dated May 21, 2019. The agreement provides an annual salary of $350,000, a grant of 750,000 stock options to acquire an aggregate of 750,000 Common Shares and a minimum annual cash bonus of $50,000 as well as an additional incentive cash bonus of up to $200,000 per year and additional stock options both at the discretion of the Board.

The agreement provides for termination without just cause benefits of equal to six months of then current salary and half of the minimum annual cash bonus, increasing to twelve months of then current salary plus the minimum annual cash bonus effective June 1, 2020. In addition, the Company will cause the vesting of an additional twelve months of any outstanding options from the date of termination.

In the event of a change of control and if within twelve months thereof Mr. Fallows’ employment is terminated by the Company or Mr. Fallows decides to resign, Mr. Fallows will receive a payment from the Company equal to twenty-four (24) months of then current salary plus two times the minimum annual cash bonus and all stock options issued to Mr. Fallows shall become fully vested. In the event that Mr. Fallows is still employed twelve (12) months after the change of control, Mr. Fallows will receive a payment from the Company equal to twelve (12) months then current salary plus the minimum annual cash bonus.

See “Securities Authorized under Equity Compensation Plans” for further information on the Legacy Stock Option Plan.

DIRECTOR COMPENSATION

Discussion of Director Compensation

The Company’s director compensation program is designed to attract and retain global talent to serve on the Board, taking into account the risks and responsibilities of being an effective director. The Company’s objective regarding director compensation is to follow best practices with respect to retainers, the format and weighting of the cash and incentive components of compensation, and the implementation of share ownership guidelines. The Company believes that these approaches have helped to attract, and will help to attract and retain, strong members for the Board who will be able to fulfill their fiduciary responsibilities without competing interests.

Each of the Company’s non-NEO directors is paid a flat annual retainer as set out in the chart below for Fiscal 2019.

Summary of Fees		Amount(1) (2)
Board of Directors	Chair/Members	$60,000 cash and 60,000 Common Shares per year per non-NEO Director
Audit Committee	Chair/Members
Nomination and Governance Committee	Chair/Members
Compensation Committee	Chair/Members

Notes:

(1)	Represents compensation paid per year to each non-NEO director, inclusive of all service as a member or chair of the Board or a committee. Any cash compensation hereof is to be paid on a quarterly basis to directors in Canadian dollars. Any share compensation hereof vests and are issued on a quarterly basis.

(2)	Non-executive directors are also reimbursed for applicable travel and other out-of-pocket expenses incurred in executing their duties as directors. To the extent that the Company requests a director to provide advisory or consulting services, they are compensated at rates comparable to what such directors charge for comparable services to arm’s-length parties.

Director Compensation Table

The following table sets out information concerning compensation earned by, paid to, or awarded to each director who was not a NEO in Fiscal 2019.

Name	Fees Earned ($)	Share-based awards ($)(4)	Option-based awards ($)(5)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Nitin Kaushal(1)	71,250	Nil	196,168	Nil	Nil	Nil	267,418
Chris Irwin(2) (6)	70,000	Nil	196,168	Nil	Nil	Nil	266,168
Ashley McGrath(1)	68,750	Nil	196,168	Nil	Nil	Nil	264,918
Deepak Anand(3)	39,250	83,880	196,168	Nil	Nil	Nil	319,298

Notes:

1.	Nitin Kaushal and Ashley McGrath have been directors since September 2018.

2.	Chris Irwin was a director of the Company from September 2018 to June 2020.

3.	Deepak Anand has been a director since May 2019.

4.	Share based awards represent the fair value of common shares of the Company granted during the fiscal year. The fair value was determined using the underlying share price of the Company’s common shares on the date the shares were granted.

5.	Option based awards represent the fair value of options granted during the fiscal year. The fair value was determined using the Black-Scholes option pricing model.

6.	The Company paid fees to Irwin Lowy LLP, for legal services in the amount of $202,223. Mr. Irwin is a principal of Irwin Lowy LLP.

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each director who is not also a NEO, information concerning all option- based and share-based awards outstanding as at November 30, 2019.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Nitin Kaushal	50,000	$4.32	Jul. 14, 2024	N/A	Nil	N/A	N/A
Chris Irwin	50,000	$4.32	Jul. 14, 2024	N/A	Nil	N/A	N/A
Ashley McGrath	50,000	$4.32	Jul. 14, 2024	N/A	Nil	N/A	N/A
Deepak Anand	50,000	$4.32	Jul. 14, 2024	N/A	Nil	N/A	N/A

Notes:

1.	The in-the-money value was determined based on the closing price of the Company’s shares on the TSXV on November 30, 2019, being $3.10, less the exercise price multiplied by the number of unexercised options, whether vested or not.

Incentive Plan Awards – Value Vested or Earned During Fiscal 2019

Name	Option-based awards – Value vested during Fiscal 2019 ($)	Share-based awards – Value vested during Fiscal 2019 ($)	Non-equity incentive plan compensation – Value earned during Fiscal 2019 ($)
Nitin Kaushal	16,347	87,000	Nil
Chris Irwin	16,347	87,000	Nil
Ashley McGrath	16,347	87,000	Nil
Deepak Anand	16,347	83,880	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The only equity compensation plan which the Company had in place during Fiscal 2019 was the Legacy Stock Option Plan.

At the Meeting, the Company seeks the approval of the adoption of the LTIP by the Shareholders. Options issued and outstanding under the Legacy Stock Option Plan will remain issued and outstanding. No additional options will be granted under the Legacy Stock Option Plan.

The following table is a summary of compensation plans under which equity securities of the Company are authorized for issuance as of the end of Fiscal 2019:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1)	7,673,762	$2.75	4,876,647	(1)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,673,762	$2.75	4,876,647	(2)

Notes:

(1)	Being the Legacy Stock Option Plan.

(2)	This figure is based on the total number of shares authorized for issuance under the Legacy Stock Option Plan, less the number of options outstanding as at the November 30, 2019. As at November 30, 2019, the Company was authorized to issue a total of 12,550,409 options.

Legacy Stock Option Plan

The Board authorized the adoption of the Legacy Stock Option Plan on May 18, 2017, which was subsequently approved by Shareholders on August 4, 2017 and again on August 31, 2018. In connection with the commencement of the listing of the Common Shares on the TSXV on July 10, 2019, the Board authorized certain amendments to the Legacy Stock Option Plan on June 19, 2019, which were subsequently approved by Shareholders on September 24, 2019.

The Legacy Stock Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Legacy Stock Option Plan was administered by the Board or a committee of the Board. The Legacy Stock Option Plan provided that options would be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Legacy Stock Option Plan also provided that the number of Common Shares issuable under the Legacy Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed ten percent (10%) of the total number of issued and outstanding Common Shares. Pursuant to the Legacy Stock Option Plan all options expire on a date not later than ten years after the date of grant of an option.

The Board was of the view that the Legacy Stock Option Plan provided the Company with the flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry.

STATEMENT OF CORPORATE GOVERNANCE

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is of the view that maintaining effective corporate governance practices is an important factor which contributes to the general success of the Company.

To comply with these various standards and achieve best practices, we have adopted comprehensive corporate governance policies and procedures. Our key policies and documents include the following:

•	Mandate of the Board of Directors;

•	Charters of the Board Committees, including the Audit Committee, the Compensation Committee and the Nomination and Governance Committee;

•	Code of Conduct;

•	Whistleblower Policy;

•	Disclosure Policy;

•	Insider Trading Policy; and

•	Corporate Governance Guidelines.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the Board’s view, be reasonably expected to interfere with the exercise of a director’s independent judgment.

As of the date of this Circular and following the Meeting, the Board is/will be composed of a majority of independent directors. Following the Meeting, the independent members of the Board will be Nitin Kaushal, Karin A. McCaskill, Andrew Cockwell, Renee Merrifield, Ashley McGrath and Deepak Anand. A. Tyler Robson will not be considered independent because of his role as the Chief Executive Officer of the Company.

A director who has a material interest in a matter before our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the BCBCA (following the completion of the Continuance, CBCA) regarding conflicts of interest.

Other Directorships

Certain members of our Board are also members of the board of directors of other public companies. The following table sets forth the directors of the Company who currently hold directorships in other reporting issuers:

Name of Director	Other Issuer	Trading Market
Nitin Kaushal	Viemed Healthcare, Inc. Delta 9 Cannabis Inc. High Tide Inc. 3 Sixty Risk Solutions Ltd.	TSX TSX CSE CSE

Our Board has not adopted a director interlock policy but is keeping informed of other public directorships held by its members.

Attendance of Directors at Board and Committee Meetings

The table below discloses the attendance record for each director for all Board and committee meetings held in Fiscal 2019.

Name	Board Meeting	Audit Committee	Compensation Committee
A. Tyler Robson	8 out of 8	N/A	N/A
Christopher Buysen	8 out of 8	N/A	N/A
Ashley McGrath	8 out of 8	4 out of 4	2 out of 2
Chris Irwin	8 out of 8	4 out of 4	2 out of 2
Nitin Kaushal	8 out of 8	4 out of 4	2 out of 2
Deepak Anand	3 out of 4(1)	N/A	N/A

Notes:

(1)	Mr. Anand was appointed to the Board on May 13, 2019.

Director Term Limits and Other Mechanisms of Board Renewal

Our Board has not adopted director term limits or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Nomination and Governance Committee of our Board will seek to maintain the composition of our Board in a way that provides, in the judgement of our Board, the best mix of skills and experience to provide for our overall stewardship. Our Nomination and Governance Committee also is expected to conduct a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board.

Mandate of our Board of Directors

Our Board is responsible for supervising the management of the business and affairs, including providing guidance and strategic oversight to management. Our Board has adopted a formal mandate, which includes the following:

•	appointing the President and Chief Executive Officer;

•	approving the corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting and reviewing the performance of the President and Chief Executive Officer against such corporate goals and objectives;

•	taking steps to satisfy itself as to the integrity of the President and Chief Executive Officer and other senior executive officers and that the President and Chief Executive Officer and other senior executive officers create a culture of integrity throughout the organization; and

•	reviewing and approving management’s strategic and business plans.

Our Board has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with shareholders and regulators. Our Board has also adopted a written position description for our lead director.

Our Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair’s key responsibilities, including, among other things, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Our Board has adopted a written position description for our President and Chief Executive Officer which sets out the key responsibilities of our President and Chief Executive Officer, including, among other duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration, ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to our Board for consideration and supervising day-to-day management and communicating with shareholders and regulators.

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Company’s business, its corporate strategy and current issues with the Company. New directors are also required to meet with management of the Company to discuss and better understand the Company’s business and will be advised by counsel for the Company of their legal obligations as directors of the Company.

The introduction and education process will be reviewed on an annual basis and will be revised accordingly.

Code of Conduct

Our Board has adopted a written code of conduct (the “Code of Conduct”) that applies to all of our directors, officers and employees. The objective of the Code of Conduct is to provide guidelines for maintaining our and our subsidiaries integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board will have ultimate responsibility for the stewardship of the Code of Conduct and it will monitor compliance through our Nomination and Governance Committee.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

Committees of Our Board

Our Board has established three committees with membership solely comprised of independent directors: the Audit Committee, the Nomination and Governance Committee and the Compensation Committee. Since non-independent directors and members of management are disqualified from serving on these committees, our Board believes they will be able to conduct their activities in an objective manner.

Audit Committee

Detailed information about our Audit Committee can be found under the heading “Audit Committee and Relationship with Auditor”.

Nomination and Governance Committee

Our Nomination and Governance Committee consists of three directors and is charged with reviewing, overseeing and evaluating our corporate governance and nominating policies. Following the Meeting, our Nomination and Governance Committee will be comprised of three directors, including Deepak Anand, Ashley McGrath and one additional director. For additional details regarding the relevant education and experience of each member of our Nomination and Governance Committee, including the direct experience that is relevant to each committee member’s responsibilities, see “Election of Directors”.

Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Nomination and Governance Committee. Our Nomination and Governance Committee’s purpose is to assist our Board in:

•	developing our Corporate Governance Guidelines and principles and providing us with governance leadership;

•	identifying individuals qualified to be nominated as members of our Board;

•	overseeing director orientation and continuing education;

•	assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of related party transactions and other matters involving conflicts of interest;

•	reviewing the structure, composition and mandate of Board committees; and

•	evaluating the performance and effectiveness of our Board and of our Board committees.

Our Nomination and Governance Committee is responsible for establishing and implementing procedures to evaluate the performance and effectiveness of our Board, committees of our Board and the contributions of individual Board members. Our Nomination and Governance Committee also takes reasonable steps to evaluate and assess, on an annual basis, directors’ performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs. The assessments will address, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board will receive and consider the recommendations from our Nomination and Governance Committee regarding the results of the evaluation of the performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs.

Compensation Committee

Our Compensation Committee consists of three directors. The Compensation Committee is charged with reviewing, overseeing and evaluating our compensation policies. Following the Meeting, our Compensation Committee will be comprised of Nitin Kaushal, who acts as chair of this committee, Ashley McGrath and one additional independent director. As present or former leaders of large business enterprises, each of these members hold experience with respect to oversight on compensation or executive compensation matters. For additional details regarding the relevant education and experience of each member of our Compensation Committee, including the direct experience that is relevant to each committee member’s responsibilities, see “Election of Directors”.

Our Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of our Compensation Committee. Our Compensation Committee’s purpose is to assist our Board in:

•	the appointment, performance, evaluation and compensation of our senior executives;

•	the recruitment, development and retention of our senior executives;

•	maintaining talent management and succession planning systems and processes relating to our senior management;

•	developing compensation structure for our senior executives including salaries, annual and long- term incentive plans including plans involving share issuances and other share-based awards;

•	establishing policies and procedures designed to identify and mitigate risks associated with our compensation policies and practices;

•	assessing the compensation of our directors;

•	developing benefit retirement and savings plans; and

•	administering the Company’s equity incentive plans.

Diversity

The Company recognizes the benefits of having a diverse Board and seeks to increase diversity at the Board level. Although the Company does not have a documented policy regarding the identification and nomination of women directors, the Board always takes gender and other diversity representation into consideration as part of its overall evaluation of candidates for Board membership. All Board appointments are made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole, requires to be effective, with due regard for the benefits of diversity, including the level of representation of women on the Board. Out of the seven (7) proposed directors to be elected at the Meeting, 2 of whom are women, representing 29% of those nominated. Currently, the Company has 2 females in senior management positions representing 22% of all of the Company’s senior management and executives.

The Board’s mandate expressly encourages a diversity of background skills and experience and personal characteristics among the directors. As a result, while neither a documented policy nor targets relating to the identification and nomination of women directors have been adopted to date and the emphasis in filling Board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity will be considered favourably in the identification and selection process.

Company wide, the Company recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity. The Board has not adopted any policies that specifically address the appointment of women to executive officer positions as the Board believes that executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of management at the time. The Company believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Company’s business objectives; however, due to the relatively small size of the Company’s executive leadership, the representation of women in executive officer positions has not been considered when making executive officer appointments and the Company has not adopted targets regarding the representation of women in executive officer positions for the reasons stated above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during Fiscal 2019 was, a director or officer of the Company, a Nominee for election as a director of the Company, or any associate of any one of the foregoing persons is, or at any time since the beginning of Fiscal 2019 has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which constitute routine indebtedness) or was indebted to another entity, where such indebtedness is, or was at any time during Fiscal 2019, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. For the purposes of this paragraph, “support agreement” includes, but is not limited to, an agreement to provide assistance in the maintenance or servicing of any indebtedness and an agreement to provide compensation for the purpose of maintaining or servicing any indebtedness of the borrower.

MANAGEMENT CONTRACTS

No management functions of the Company and its subsidiaries are performed to any substantial degree by persons other than the directors and executive officers of the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN BUSINESS OF MEETING

No: (i) director or executive officer of the Company who has held such position at any time since the beginning of Fiscal 2019; (ii) Nominee for election as a director of the Company; or (iii) associate or affiliate of a person in (i) or (ii), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than in connection with the election of directors and those directors and executive officers having an interest in the resolutions regarding approval of the LTIP, as such persons are eligible to participate in such plan. Please see “Business of Meeting – Election of Directors” and “Business of Meeting – Approval of Omnibus Long Term Incentive Plan”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, after reasonable inquiry, other than as disclosed herein, no “informed persons” of the Company (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), nor any Nominee for election as director hereof, nor any person who beneficially owns, directly or indirectly, Common Shares carrying more than ten percent (10%) of the voting rights attached to the issued Common Shares, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of Fiscal 2019 or in any proposed transaction which has materially affected the Company or would materially affect the Company, or any of its subsidiaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares, of which, as at the Record Date, there were 128,041,202 Common Shares issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue an unlimited number of preferred shares, of which, as at the Record Date, there are no preferred shares outstanding. No other voting securities are issued and outstanding as of the Record Date.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of voting securities of the Company.

ADDITIONAL INFORMATION

Readers may ask the Company for a copy of the following documents at no charge:

•	the comparative financial statements for Fiscal 2019, together with the accompanying auditors’ report;

•	any interim financial statements that were filed after the Fiscal 2019 Financial Statements;

•	the Company’s management’s discussion and analysis related to the above financial statements; and

•	the management proxy circular for the Company’s most recent annual shareholder meeting.

Please write to Investor Relations at 230 Carion Road, Kelowna, British Columbia, V4V 2K5, Canada, or e- mail info@thevalenscompany.com.

These documents are also available on our website at www.thevalenscompany.com and on SEDAR at www.sedar.com.

Information contained on, or that can be accessed through, our website does not constitute a part of this Circular and is not incorporated by reference herein.

APPROVAL

The contents of this Circular and the sending thereof to Shareholders, directors and the auditors of the Company, have been approved by the Board.

DATED at Kelowna, British Columbia this 12th day of May, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

Tyler Robson

Chief Executive Officer and Director

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

VALENS GROWORKS CORP.

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

1.	Purpose of this Charter

The Audit Committee (the “Committee”) is a standing committee of the board of directors (the “Board”) of Valens GroWorks Corp. (the “Company”). The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities relating to financial accounting, reporting and internal controls for the Company. This Charter shall govern the operations of the Committee.

The Committee’s primary duties and responsibilities are to:

(a)	conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

(b)	assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

(c)	review the interim and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results and in the case of the annual financial statements and related management’s discussion and analysis, report thereon to the Board for approval of same;

(d)	select and monitor the independence and performance of the Company’s external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration; and

(e)	provide oversight of all disclosure relating to, and information derived from, financial statements and management’s discussion and analysis.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors, as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Company and has the authority to retain, at the expense of the Company, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part 4 of this Charter.

2.	Authority of the Audit Committee

The Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors of the Company.

3.	Composition and Meetings

(a)	The Committee shall be composed of three or more directors as shall be designated by the Board from time to time. Unless a Chair is elected by the Board, the members of the Committee shall designate from amongst themselves by majority vote of the full Committee a member who shall serve as Chair. The position description and responsibilities of the Chair are set out in Exhibit ”A” attached hereto.

(b)	The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the OSC, any exchange upon which the securities of the Company are listed, the Business Corporations Act (British Columbia) and all applicable securities regulatory authorities. Each of the members of the Committee shall be “independent” and “financially literate”. An “independent” director is a director who has no direct or indirect material relationship with the Company. A “material relationship” is a relationship which, in the view of the Board, could be reasonably expected to interfere with the exercise of the director’s independent judgement or a relationship deemed to be a material relationship pursuant to Sections 1.4 and 1.5 of National Instrument 52-110 — Audit Committees, as set out in Exhibit ”B” hereto. A “financially literate” director is a director who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the accounting issues that can be reasonably expected to be raised in the Company’s financial statements.

(c)	Each member of the Committee shall serve at the pleasure of the Board. The Committee shall report to the Board.

(d)	The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present, either in person or by telephone, shall constitute a quorum.

(e)	If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum is not present, the quorum for the adjourned meeting shall consist of the members then present (a “Reduced Quorum”).

(f)	If, and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office or a Reduced Quorum is present in respect of a specific Committee meeting.

(g)	The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other means of communication, by giving at least 48 hours’ notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

(h)	Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for the purposes hereof, to be present in person at the meeting.

(i)	The Committee shall keep minutes of its meetings. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

(j)	Any director of the Company may attend meetings of the Committee, and the Committee may invite such officers and employees of the Company and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

(k)	Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. The Committee shall report its determinations to the Board at the next scheduled meeting of the Board, or earlier as the Committee deems necessary.

(l)	The Committee members will be appointed annually at the first meeting of the Board following the annual general meeting of shareholders.

(m)	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

4.	Responsibilities

(a)	Financial Accounting and Reporting Process and Internal Controls

i.	The Committee shall review the annual audited and interim financial statements and related management’s discussion and analysis before the Company publicly discloses this information to satisfy itself that the financial statements are presented in accordance with applicable accounting principles and in the case of the annual audited financial statements and related management’s discussion and analysis, report thereon and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall consider whether the Company’s financial disclosures are complete, accurate, prepared in accordance with International Financial Reporting Standards and fairly present the financial position of the Company. The Committee shall also satisfy itself that, in the case of the annual financial statements, the audit function has been effectively carried out by the auditors and, in the case of the interim financial statements, that the review function has been effectively carried out.

ii.	The Committee shall review and assess the adequacy and effectiveness of the Company’s systems of internal control and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

iii.	The Committee shall be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, management’s discussion and analysis and annual and interim financial press releases, and periodically assess the adequacy of these procedures in consultation with any disclosure committee of the Company.

iv.	The Committee shall review any press releases containing disclosure regarding financial information that are required to be reviewed by the Committee under any applicable laws or otherwise pursuant to the policies of the Company (including before the Company publicly discloses this information).

v.	The Committee shall meet no less than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Company in charge of financial matters, deem appropriate.

vi.	The Committee shall inquire of management and the external auditors about significant financial and internal control risks or exposures and assess the steps management has taken to minimize such risks.

vii.	The Committee shall review the post-audit or management letter, if any, containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

viii.	The Committee shall be responsible for monitoring compliance with the Company’s Code of Conduct and Business Ethics;

ix.	The Committee shall periodically review and make recommendations regarding the Code of Business Conduct and Ethics adopted by the Board;

x.	The Committee is responsible for creating a confidential and anonymous process whereby persons can report any concerns regarding matters which the complainant views to be illegal, unethical or contrary to the Company’s policies;

xi	The Committee shall periodically review and make recommendations regarding the Whistleblower Policy and any other policies adopted by the Board;

xii.	The Committee shall follow procedures established as set out in the Company’s Whistleblower Policy, for:

1.	the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters or violations to the Company’s Code of Business Conduct and Ethics; and

2.	the submission by employees, consultants, contractors, directors or officers of the Company, on a confidential and anonymous basis, of concerns regarding questionable accounting, auditing matters or violations to the Company’s Code of Business Conduct and Ethics.

xiii.	The Committee shall ensure that management establishes and maintains an appropriate budget process, which shall include the preparation and delivery of periodic reports from the Chief Financial Officer to the Committee comparing actual spending to the budget. The budget shall include assumptions regarding economic parameters that are well supported and shall take into account the risks facing the Company; and

xiv.	The Committee shall have the authority to adopt such policies and procedures as it deems appropriate to operate effectively.

(b)	External Auditors

i.	The Committee shall recommend to the Board the external auditors to be nominated for the purpose of preparing or issuing an auditors’ report or performing other audit, review or attest services for the Company, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

ii.	The Committee shall ensure that procedures are in place to assess the audit activities of the external auditors and the internal audit functions.

iii.	The pre-approval of the Committee shall be required as further set out in Exhibit ”C” prior to the undertaking of any non-audit services not prohibited by law to be provided by the external auditors in accordance with this Charter.

iv.	The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors and attempt to resolve disagreements between management and the external auditors regarding financial reporting.

v.	The Committee shall review the external auditors’ audit plan, including the scope, procedures and timing of the audit.

vi.	The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

vii.	The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within International Financial Reporting Standards that were discussed with management, their ramifications, and the external auditors’ preferred treatment and material written communications between the Company and the external auditors.

viii.	The Committee shall review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

ix.	The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

x.	The Committee shall have the authority to engage the external auditors to perform a review of the interim financial statements.

(c)	Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

5.	Performance Evaluation

The Committee shall conduct an annual evaluation of the performance of its duties under this Charter and shall present the results of the evaluation to the Board.

6.	Access to Information

The Committee shall be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees of the Company will be directed to cooperate as requested by members of the Committee.

7.	No Rights Created

This Charter is a broad policy statement and is intended to be part of the Committee’s flexible governance framework. While the Charter should comply with all applicable laws, regulations and listing requirements and the Company’s articles and by-laws, this Charter does not create any legally binding obligations on the Committee, the Board or the Company. The terms of this Charter are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part.

The Board may, from time to time, and to the extent permitted by applicable law, permit departures from the terms of this Charter, either prospectively or retrospectively.

8.	Oversight Function

It is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or comply with applicable accounting standards, as applicable, and other applicable requirements. These are the responsibilities of management and the external auditors. The Committee, however, will consider whether these annual financial statements are complete, consistent with information known to the members of the Committee, and reflect appropriate accounting principles.

The role of the Committee is to provide broad oversight of the financial, risk and control related activities of the Company and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a member of the Committee as having accounting or related financial expertise for disclosure purposes is based that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a member of the Committee who is identified as having accounting or related financial expertise, like the role of all members of the Committee, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

9.	Approval

Approved by the Board on May 11, 2020.

EXHIBIT “A”

VALENS GROWORKS CORP.

POSITION DESCRIPTION FOR THE CHAIR OF THE AUDIT COMMITTEE

1.	PURPOSE

The Chair of the Committee shall be an independent director who is selected by the Board or designated by a majority vote of the Committee to act as the leader of the Committee in assisting the Board in fulfilling its financial reporting and control responsibilities to the shareholders of the Company.

2.	WHO MAY BE CHAIR

The Chair will be selected from amongst the members of the Committee. For greater certainty, the Chair shall be “independent” and “financially literate” as defined in National Instrument 52-110 – Audit Committees.

The Chair will be selected annually at the first meeting of the Board following the annual general meeting of shareholders or designated by a majority vote of the Committee.

3.	RESPONSIBILITIES

The following are the primary responsibilities of the Chair:

a)	chair all meetings of the Committee in a manner that promotes meaningful discussion;

b)	oversee adherence to the Committee’s Charter and that the adequacy of the Committee’s Charter is reviewed annually;

c)	provide leadership to the Committee to enhance the Committee’s effectiveness, including:

i)	act as liaison and maintain communication with the Board to coordinate input from directors and to optimize the effectiveness of the Committee. This includes ensuring that Committee materials are available to any director upon request and reporting to the Board on all decisions of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

ii)	oversee the Committee’s lines of communication with the independent auditors, financial and senior management and the Board for financial and control matters with the goal of achieving open lines of communication and the Committee working as a cohesive team;

iii)	take steps necessary to ensure that the resources available to the Committee are adequate to support its work and to resolve issues in a timely manner;

iv)	take all necessary actions to maintain an independent and objective Committee to monitor the Company’s financial reporting process and internal control systems, as well as to monitor the relationship between the Company and the independent auditors to ensure independence;

v)	oversee the establishment of Committee procedures to assess the audit activities of the independent auditors and the internal audit functions; and

vi)	oversee the establishment of Committee procedures to review the Company’s public disclosure of financial information and assess the adequacy of such procedures periodically, in consultation with any disclosure committee of the Company;

d)	oversee the establishment of Committee procedures for dealing with complaints received by the Company regarding accounting, internal controls and auditing matters, and for employees to submit confidential anonymous concerns;

e)	manage the Committee, including:

i)	adopt procedures so that the Committee can conduct its work effectively and efficiently, including committee structure and composition, scheduling, and management of meetings;

ii)	prepare the agenda of the Committee meetings and ensure pre-meeting material is distributed in a timely manner and is appropriate in terms of relevance, efficient format and detail;

iii)	ensure Committee meetings are appropriate in terms of frequency, length and content;

iv)	obtain a report from the independent auditors on an annual basis, review the report with the Committee and arrange meetings with the auditors and financial management to review the scope of the proposed audit for the current year, its staffing and the audit procedures to be used;

v)	oversee the Committee’s participation in the Company’s accounting and financial reporting process and the audits of its financial statements;

vi)	ensure that the auditors’ report directly to the Committee, as representatives of the Company’s shareholders;

vii)	annually review with the Committee its own performance, report annually to the Board on the role of the Committee and the effectiveness of the Committee in contributing to the effectiveness of the Board;

viii)	together with the Board, oversee the structure, composition and membership of, and activities delegated to, the Committee from time to time;

ix)	oversee the Committee’s work plan for the year and monitor progress at each meeting; and

x)	ensure Committee minutes are reviewed and approved.

f)	perform such other duties as may be delegated from time to time to the Chair of the Committee by the Board.

EXHIBIT “B”

VALENS GROWORKS CORP.

NATIONAL INSTRUMENT 52-110 AUDIT COMMITTEES (“NI 52-110”)

Section 1.4 — Meaning of Independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

Section 1.5 — Additional Independence Requirements for Audit Committee Members

(1)	Despite any determination made under section 1.4 of NI 52-110, an individual who

(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part- time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

EXHIBIT “C”

VALENS GROWORKS CORP.

PROCEDURES FOR APPROVAL OF NON-AUDIT SERVICES

1.	The Company’s external auditors shall be prohibited from performing for the Company the following categories of non-audit services:

(a)	bookkeeping or other services related to the Company’s accounting records or financial statements;

(b)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

(c)	actuarial services;

(d)	internal audit outsourcing services;

(e)	management functions;

(f)	human resources;

(g)	broker or dealer, investment adviser or investment banking services;

(h)	legal services; and

(i)	any other service that the Canadian Public Accountability Board or International Accounting Standards Board or other analogous board which may govern the Company’s accounting standards, from time to time determines is impermissible.

2.	In the event that the Company wishes to retain the services of the Company’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Company shall consult with the Chair of the Committee, who shall have the authority, subject to confirmation that such services will not compromise the independence of the Company’s external auditors, to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

3.	The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

SCHEDULE “B”

OMNIBUS LONG-TERM INCENTIVE PLAN

See attached.

B - 1

( i )

( ii )

OMNIBUS LONG-TERM INCENTIVE PLAN

Valens GroWorks Corp. (the “Company”) hereby establishes an Omnibus Long-Term Incentive Plan for certain qualified directors, officers, employees and Consultants (as defined herein), providing ongoing services to the Company and/or its Subsidiaries (as defined herein) that can have a significant impact on the Company’s long-term results.

ARTICLE 1—DEFINITIONS

Section 1.1            Definitions.

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, respectively, unless the context otherwise requires:

“Act” means the Canada Business Corporations Act and the regulations thereto;

“Affiliates” has the meaning given to this term in the Securities Act (Ontario), as such legislation may be amended, supplemented or replaced from time to time;

“Associate”, where used to indicate a relationship with a Participant, means (i) any partner of that Participant and (ii) the spouse of that Participant and that Participant’s children, as well as that Participant’s relatives and that Participant’s spouse’s relatives, if they share that Participant’s residence;

“Award Agreement” means, individually or collectively, an Option Agreement, RSU Agreement, PSU Agreement, DSU Agreement and/or the Employment Agreement, as the context requires;

“Awards” means Options, RSUs, PSUs and/or DSUs granted to a Participant pursuant to the terms of the Plan;

“Black-Out Period” means the period of time required by applicable law when, pursuant to any policies or determinations of the Company, securities of the Company may not be traded by Insiders or other specified persons, as applicable;

“Board” means the board of directors of the Company as constituted from time to time;

“Broker” has the meaning ascribed thereto in Section 3.7(1) hereof;

“Business Day” means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario or Vancouver, British Columbia for the transaction of banking business;

“Cancellation” has the meaning ascribed thereto in Section 2.4(1) hereof;

“Cash Equivalent” means:

(a)	in the case of Share Units, the amount of money equal to the Market Value multiplied by the number of vested Share Units in the Participant’s Account, net of any applicable taxes in accordance with Section 8.4, on the Share Unit Settlement Date;

(b)	in the case of DSU Awards, the amount of money equal to the Market Value multiplied by the whole number of DSUs then recorded in the Participant’s Account which the Non-Employee Director requests to redeem pursuant to the DSU Redemption Notice, net of any applicable taxes in accordance with Section 8.4, on the date the Company receives, or is deemed to receive, the DSU Redemption Notice;

“Change of Control” means unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(a)	any transaction (other than a transaction described in clause (b) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of securities of the Company representing 50% or more of the aggregate voting power of all of the Company’s then issued and outstanding securities entitled to vote in the election of directors of the Company, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Company under any of the Company’s equity incentive plans.

(b)	there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (i) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (ii) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(c)	(i) the sale, lease, exchange, license or other disposition of all or substantially all of the Company’s assets to a person other than a person that was an Affiliate of the Company at the time of such sale, lease, exchange, license or other disposition or (ii) a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, exchange, license or other disposition;

(d)	the passing of a resolution by the Board or shareholders of the Company to substantially liquidate the assets of the Company or wind up the Company’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement);

(e)	individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of the Plan, be considered as a memberof the Incumbent Board; or

(f)	any other matter determined by the Board to be a Change of Control.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder;

“Code of Business Ethics and Conduct” means any code of ethics adopted by the Company, as modified from time to time;

“Company” means The Valens Company Inc., a corporation existing under the Canada Business Corporations Act;

“Compensation Committee” means the Compensation Committee or an equivalent committee of the Board;

“Consultant” means a Person (including an individual whose services are contracted for through another Person) with whom the Company or a Subsidiary has a written contract for services for an initial, renewable or extended period of twelve months or more;

“Dividend Share Units” has the meaning ascribed thereto in Section 6.2 hereof;

“DSU” means a deferred share unit, which is a bookkeeping entry equivalent in value to a Share credited to a Participant’s Account in accordance with Article 4 hereof;

“DSU Agreement” means a written notice from the Company to a Participant evidencing the grant of DSUs and the terms and conditions thereof, substantially in the form set out in Schedule “A”, or such other form as the Board may approve from time to time;

“DSU Redemption Deadline” has the meaning ascribed thereto in Section 4.3(1) hereof;

“DSU Redemption Notice” has the meaning ascribed thereto in Section 4.3(1) hereof;

“Eligible Participants” has the meaning ascribed thereto in Section 2.3(1) hereof;

“Employment Agreement” means, with respect to any Participant, any written employment agreement between the Company or a Subsidiary and such Participant;

“Employment Agreement Compensation Shares” means the entitlements to acquire 2,600,000 Shares issued to certain employees of the Company under their employment agreements with the Company as at the effective date of this Plan.

“Exercise Notice” means a notice in writing signed by a Participant and stating the Participant’s intention to exercise or settle a particular Award, if applicable;

“Exercise Price” has the meaning ascribed thereto in Section 3.2 hereof;

“Expiry Date” has the meaning ascribed thereto in Section 3.4 hereof;

“Insider” means a “reporting insider” of the Company as defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions and the TSX Company Manual in respect of the rules governing security-based compensation arrangements, each as amended from time to time;

“Market Value” means at any date when the market value of Shares of the Company is to be determined, the closing price of the Shares on the trading day prior to such date on the TSX or any other stock exchange on which the Shares are listed, or if the Shares of the Company are not listed on any stock exchange, the value as is determined solely by the Board, acting reasonably and in good faith based on the reasonable application of a reasonable valuation method not inconsistent with Section 409A of the Code or Canadian tax law, as applicable;

“Non-Employee Directors” means members of the Board who, at the time of execution of an Award Agreement, if applicable, and at all times thereafter while they continue to serve as a member of the Board, are not officers or employees of the Company or a Subsidiary;

“Option” means an option granted by the Company to a Participant entitling such Participant to acquire one Share from treasury at the Exercise Price, but subject to the provisions hereof;

“Option Agreement” means a written notice from the Company to a Participant evidencing the grant of Options and the terms and conditions thereof, substantially in the form set out in Schedule “B”, or such other form as the Board may approve from time to time;

“Participants” means Eligible Participants that are granted Awards under the Plan;

“Participant’s Account” means an account maintained to reflect each Participant’s participation in RSUs, PSUs and/or DSUs under the Plan;

“Performance Criteria” means criteria established by the Board which, without limitation, may include criteria based on the Participant’s personal performance, the financial performance of the Company and/or of its Subsidiaries and/or achievement of corporate goals and strategic initiatives, and that may be used to determine the vesting of the Awards, when applicable;

“Performance Period” means the period determined by the Board pursuant to Section 5.3 hereof;

“Person” means, without limitation, an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a trustee executor, administrator, or other legal representative, and pronouns which refer to a Person shall have a similarly extended meaning;

“Plan” means this Omnibus Long-Term Incentive Plan, as amended and restated from time to time;

“PSU” means a right awarded to a Participant to receive a payment in the form of Shares (or the Cash Equivalent) as provided in Article 4 hereof and subject to the terms and conditions of the Plan;

“PSU Agreement” means a written notice from the Company to a Participant evidencing the grant of PSUs and the terms and conditions thereof, substantially in the form set out in Schedule “C”, or such other form as the Board may approve from time to time;

“Regulatory Authorities” means the TSX and all securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation;

“RSU” means a restricted share unit awarded to a Participant to receive a payment in the form of Shares (or the Cash Equivalent) as provided in Article 5 hereof and subject to the terms and conditions of the Plan;

“RSU Agreement” means a written notice from the Company to a Participant evidencing the grant of RSUs and the terms and conditions thereof, substantially in the form set out in Schedule “C”, or such other form as the Board may approve from time to time;

“Share Compensation Arrangement” means a stock option, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to one or more Eligible Participants of the Company or a Subsidiary but excluding the Employment Agreement Compensation Shares. For greater certainty, a “Share Compensation Arrangement” does not include a security based compensation arrangement used as an inducement to person(s) or company(ies) not previously employed by and not previously an Insider of the Company;

“Shares” means the common shares in the capital of the Company;

“Share Unit” means a RSU and/or PSU, as the context requires;

“Share Unit Settlement Notice” means a notice by a Participant to the Company electing the desired form of settlement of vested RSUs or PSUs;

“Share Unit Vesting Determination Date” has the meaning described thereto in Section 5.4 hereof;

“Subsidiary” means a corporation which is a subsidiary of the Corporation as defined under the Act;

“Surrender” has the meaning ascribed thereto in Section 3.7(3);

“Surrender Notice” has the meaning ascribed thereto in Section 3.7(3);

“Tax Act” means the Income Tax Act (Canada) and its regulations thereunder, as amended from time to time;

“Termination Date” means (i) with respect to a Participant who is an employee or officer of the Company or a Subsidiary, such Participant’s last day of active employment and does not include any period of statutory, reasonable or contractual notice or any period of deemed employment or salary continuance, (ii) with respect to a Participant who is a Consultant, the date such Consultant ceases to provide services to the Company or a Subsidiary, and (iii) with respect to a Participant who is a Non-Employee Director, the date such Person ceases to be a director of the Company or Subsidiary, effective on the last day of the Participant’s actual and active Board membership whether such day is selected by agreement with the individual, unilaterally by the Corporation and whether with or without advance notice to the Participant, provided that if a Non-Executive Director becomes an employee of the Company or any of its Subsidiaries, such Participant’s Termination Date will be such Participant’s last day of active employment and does not include any period of statutory, reasonable or contractual notice or any period of deemed employment or salary continuance, and “Terminate” and “Terminated” have corresponding meanings.

“Trading Day” means any day on which the TSX is opened for trading;

“transfer” includes any sale, exchange, assignment, gift, bequest, disposition, mortgage, lien, charge, pledge, encumbrance, grant of security interest or any arrangement by which possession, legal title or beneficial ownership passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing and “transferred”, “transferring” and similar variations have corresponding meanings.

“TSX” means the Toronto Stock Exchange; and

“U.S. Participant” means any Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Award is otherwise subject to taxation under the Code.

ARTICLE 2—PURPOSE AND ADMINISTRATION OF THE PLAN; GRANTING OF AWARDS

Section 2.1            Purpose of the Plan.

The purpose of the Plan is to advance the interests of the Company by: (i) providing Eligible Participants with additional incentives; (ii) encouraging share ownership by such Eligible Participants; (iii) increasing the proprietary interest of Eligible Participants in the success of the Company; (iv) promoting growth and profitability of the Company; (v) encouraging Eligible Participants to take into account long-term corporate performance; (vi) rewarding Eligible Participants for sustained contributions to the Company and/or significant performance achievements of the Company; and (vii) enhancing the Company’s ability to attract, retain and motivate Eligible Participants.

Section 2.2            Implementation and Administration of the Plan.

(1)	The Plan shall be administered and interpreted by the Board or, if the Board by resolution so decides, by the Compensation Committee. If the Compensation Committee is appointed for this purpose, all references to the term “Board” will be deemed to be references to the Compensation Committee, except as may otherwise be determined by the Board.

(2)	Subject to the terms and conditions set forth in the Plan, the Board shall have the sole and absolute discretion to: (i) designate Participants; (ii) determine the type, size, and terms, and conditions of Awards to be granted; (iii) determine the method by which an Award may be settled, exercised, canceled, forfeited, or suspended; (iv) determine the circumstances under which the delivery of cash with respect to an Award may be deferred either automatically or at the Participant’s or the Board’s election; (v) interpret and administer, reconcile any inconsistency in, correct any defect in, and supply any omission in the Plan and any Award granted under, the Plan; (vi) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Board shall deem appropriate for the proper administration of the Plan; (vii) accelerate the vesting, delivery, or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards; and (viii) make any other determination and take any other action that the Board deems necessary or desirable for the administration of the Plan or to comply with any applicable law.

(3)	No member of the Board will be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan, any Award Agreement or other document or any Awards granted pursuant to the Plan.

(4)	The day-to-day administration of the Plan may be delegated to such officers and employees of the Company as the Board determines.

(5)	Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing any Award granted pursuant to the Plan shall be within the sole discretion of the Board, may be made at any time, and shall be final, conclusive, and binding upon all persons or entities, including, without limitation, the Company, any Subsidiary, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

Section 2.3            Eligible Participants.

(1)	The Persons who shall be eligible to receive Options, RSUs and PSUs shall be the officers, employees or Consultants of or to the Company or a Subsidiary, providing ongoing services to the Company and/or its Subsidiaries, and the Persons who shall be eligible to receive DSUs shall be the Non-Employee Directors (collectively, “Eligible Participants”).

(2)	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Eligible Participant’s relationship, employment or appointment with the Company or a Subsidiary.

(3)	Notwithstanding any express or implied term of the Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment or appointment by the Company or a Subsidiary.

Section 2.4            Shares Subject to the Plan.

(1)	Subject to Section 2.4(2) and subject to adjustment pursuant to provisions of Article 7 hereof, the total number of Shares reserved and available for grant and issuance pursuant to Awards under the Plan, and pursuant to awards or grants under any other Share Compensation Arrangement of the Company, shall not exceed ten percent (10%) of the total issued and outstanding Shares from time to time, or such other number as may be approved by the TSX and the shareholders of the Company from time to time. For the purposes of this Section 2.4(1), in the event that the Company cancels or purchases to cancel any of its issued and outstanding Shares (“Cancellation”) and as a result of such Cancellation, the Company exceeds the limit set out in this Section 2.4(1), no approval of the Company’s shareholders will be required for the issuance of Shares on the exercise of any Options which were granted prior to such Cancellation. The Plan is considered an “evergreen” plan, since the Shares covered by Awards which have been exercised shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases from time to time.

(2)	For greater certainty, any issuance from treasury by the Company that is or was issued in reliance upon an exemption under applicable stock exchange rules applicable to security based compensation arrangements used as an inducement to Persons not previously employed by and not previously an Insider of the Company shall not be included in determining the maximum Shares reserved and available for grant and issuance under Section 2.4(1).

(3)	Shares in respect of which an Award is exercised, granted under the Plan (or any other Share Compensation Arrangement) but not exercised prior to the termination of such Award, not vested or settled prior to the termination of such Award due to the expiration, termination, cancellation or lapse of such Award, or settled in cash in lieu of settlement in Shares, shall, in each case, be available for Awards to be granted thereafter pursuant to the provisions of the Plan. All Shares issued from treasury pursuant to the exercise or the vesting of the Awards granted under the Plan shall, when the applicable Exercise Price, if any, is received by the Company in connection therewith, be so issued as fully paid and non-assessable Shares.

Section 2.5            Participation Limits.

Subject to adjustment pursuant to provisions of Article 7 hereof, the aggregate number of Shares (i) issued to Insiders under the Plan or any other proposed or established Share Compensation Arrangement within any one-year period and (ii) issuable to Insiders at any time under the Plan or any other proposed or established Share Compensation Arrangement, shall in each case not exceed ten percent (10%) of the total issued and outstanding Shares from time to time determined on a non-diluted basis. Any Awards granted pursuant to the Plan to a Participant prior to the Participant becoming an Insider, shall be excluded for the purposes of the limits set out in this Error! Reference source not found..

ARTICLE 3—OPTIONS

Section 3.1             Nature of Options.

Each Option is an option granted by the Company to a Participant entitling such Participant to acquire one Share from treasury at the Exercise Price, subject to the provisions hereof.

Section 3.2             Option Awards.

(1)	The Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive Options under the Plan, (ii) determine the number of Options, if any, to be granted to each Eligible Participant and the date or dates on which such Options shall be granted, (iii) determine the price per Share to be payable upon the exercise of each such Option (the “Exercise Price”), (iv) determine the relevant vesting provisions (including Performance Criteria, if applicable) and (v) determine the Expiry Date, the whole subject to the terms and conditions prescribed in the Plan, in any Option Agreement and any applicable rules of the TSX and any other stock exchange on which the Shares are listed or posted for trading.

(2)	All Options granted herein shall vest in accordance with the terms of the resolutions of the Board approving such Options and the terms of the Option Agreement entered into in respect of such Options.

Section 3.3            Exercise Price.

The Exercise Price for Shares that are the subject of any Option shall be fixed by the Board when such Option is granted, but shall not be less than the Market Value of such Shares at the time of the grant.

Section 3.4            Expiry Date; Blackout Period.

Subject to Section 7.2, each Option must be exercised no later than ten (10) years after the date the Option is granted or such shorter period as set out in the Participant’s Option Agreement, at which time such Option will expire (the “Expiry Date”). Notwithstanding any other provision of the Plan, each Option that would expire during or within ten (10) Business Days immediately following a Black-Out Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Black-Out Period. Where an Option will expire on a date that falls immediately after a Black-Out Period, and for greater certainty, not later than ten (10) Business Days after the Black-Out Period, then the date such Option will expire will be automatically extended by such number of days equal to ten (10) Business Days less the number of Business Days after the Black-Out Period that the Option expires.

Section 3.5            Option Agreement.

Each Option must be confirmed by an Option Agreement. The Option Agreement shall contain such terms that may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any Regulatory Authority.

Section 3.6            Exercise of Options.

(1)	Subject to the provisions of the Plan, a Participant shall be entitled to exercise an Option granted to such Participant, subject to vesting limitations which may be imposed by the Board at the time such Option is granted and set out in the Option Agreement.

(2)	Prior to its expiration or earlier termination in accordance with the Plan, each Option shall be exercisable as to all or such part or parts of the optioned Shares and at such time or times and/or pursuant to the achievement of such Performance Criteria and/or other vesting conditions as the Board may determine in its sole discretion.

(3)	No fractional Shares will be issued upon the exercise of Options granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Share upon the exercise of an Option, or from an adjustment pursuant to Section 7.1, such Participant will only have the right to acquire the next lowest whole number of Shares, and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

Section 3.7            Method of Exercise and Payment of Purchase Price.

(1)	Subject to the provisions of the Plan and the alternative exercise procedures set out herein, an Option granted under the Plan may be exercisable (from time to time as provided in Section 3.6 hereof) by the Participant (or by the liquidator, executor or administrator, as the case may be, of the estate of the Participant) by delivering an exercise notice substantially in the form appended to the Option Agreement (an “Exercise Notice”) to the Company in the form and manner determined by the Board from time to time, together with a bank draft, certified cheque, wire transfer or other form of payment acceptable to the Company in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Options and any applicable tax withholdings.

(2)	Pursuant to the Exercise Notice, and subject to the approval of the Board, a Participant may choose to undertake a “cashless exercise” with the assistance of a broker (the “Broker”) in order to facilitate the exercise of such Participant’s Options. The “cashless exercise” procedure may include a sale of such number of Shares as is necessary to raise an amount equal to the aggregate Exercise Price for all Options being exercised by that Participant under an Exercise Notice and any applicable tax withholdings. Pursuant to the Exercise Notice, the Participant may authorize the Broker to sell Shares on the open market by means of a short sale and forward the proceeds of such short sale to the Company to satisfy the Exercise Price and any applicable tax withholdings, promptly following which the Company shall issue the Shares underlying the number of Options as provided for in the Exercise Notice.

(3)	In addition, in lieu of exercising any vested Option in the manner described in this Section 3.7(1) or Section 3.7(2), and pursuant to the terms of this Section 3.7(3) but subject to Section 3.6(3), a Participant may, by surrendering an Option (“Surrender”) with a properly endorsed notice of Surrender to the Corporate Secretary of the Company, substantially in the form appended to the Option Agreement (a “Surrender Notice”), elect to receive that number of Shares calculated using the following formula, subject to acceptance of such Surrender Notice by the Board and provided that arrangements satisfactory to the Company have been made to pay any applicable withholding taxes:

X = (Y * (A-B)) / A

Where:

X = the number of Shares to be issued to the Participant upon exercising such Options; provided that if the foregoing calculation results in a negative number, then no Shares shall be issued;

Y = the number of Shares underlying the Options to be Surrendered;

A = the Market Value of the Shares as at the date of the Surrender; and

B = the Exercise Price of such Options.

(4)	No share certificates shall be issued and no person shall be registered in the share register of the Company as the holder of Shares until actual receipt by the Company of an Exercise Notice and payment for the Shares to be purchased.

(5)	Upon the exercise of an Option pursuant to Section 3.7(1) or Section 3.7(3), the Company shall, as soon as practicable after such exercise but no later than ten (10) Business Days following such exercise, forthwith cause the transfer agent and registrar of the Shares to deliver to the Participant (or as the Participant may otherwise direct) such number of Shares as the Participant shall have then paid for and as are specified in such Exercise Notice.

Section 3.8 Termination of Employment.

(1)	Subject to a written Employment Agreement of a Participant or Option Agreement and as otherwise determined by the Board, each Option shall be subject to the following conditions:

(a)	Termination for Cause. Upon a Participant ceasing to be an Eligible Participant for “cause”, all unexercised vested or unvested Options granted to such Participant shall terminate on the Termination Date as specified in the notice of termination. For the purposes of the Plan, the determination by the Company that the Participant was discharged for cause shall be binding on the Participant. Subject to the terms of the Employment Agreement, “cause” shall include, among other things, gross misconduct, theft, fraud, breach of confidentiality or breach of the Company’s Code of Ethics and any reason determined by the Company to be cause for termination.

(b)	Resignation, Retirement and Termination other than for Cause. In the case of a Participant ceasing to be an Eligible Participant due to such Participant’s resignation, retirement or termination other than for “cause”, as applicable, subject to any later expiration dates determined by the Board, all Options shall expire on the earlier of ninety (90) days after the effective date of such Termination Date or the expiry date of such Option, to the extent such Option was vested and exercisable by the Participant on the effective date of such Termination Date, and all unexercised unvested Options granted to such Participant shall terminate on the effective date of such resignation, retirement or termination.

(c)	Death or Long-term Disability. In the case of a Participant ceasing to be an Eligible Participant due to death or long-term disability, as applicable, subject to any later expiration dates determined by the Board, all Options shall expire on the earlier of twelve (12) months after the effective date of such death or long-term disability, or the expiry date of such Option, to the extent such Option was vested and exercisable by the Participant on the effective date of such death or long-term disability, and all unexercised unvested Options granted to such Participant shall terminate on the effective date of such death or long-term disability.

(2)	For the avoidance of doubt, subject to applicable laws, no period of notice, if any, or payment instead of notice that is given or that ought to have been given under applicable law, whether by statute, imposed by a court or otherwise, in respect of such termination of employment that follows or is in respect of a period after the Participant’s Termination Date will be considered as extending the Participant’s period of employment for the purposes of determining his entitlement under the Plan.

(3)	The Participant shall have no entitlement to damages or other compensation arising from or related to not receiving any awards which would have settled or vested or accrued to the Participant after the Termination Date.

ARTICLE 4—DEFERRED SHARE UNITS

Section 4.1             Nature of DSUs.

A DSU is a unit granted to Non-Employee Directors representing the right to receive a Share or the Cash Equivalent, subject to restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing service as a Non-Employee Director (or other service relationship), vesting terms and/or achievement of pre-established Performance Criteria.

Section 4.2            DSU Awards.

(1)	Subject to the Company’s director compensation policy determined by the Board from time to time, each Non-Employee Director may elect to receive all or a portion his or her annual retainer fee in the form of a grant of DSUs in each fiscal year. The number of DSUs shall be calculated as the amount of the Non-Employee Director’s annual retainer fee elected to be paid by way of DSUs divided by the Market Value. At the discretion of the Board, fractional DSUs will not be issued and any fractional entitlements will be rounded down to the nearest whole number.

(2)	Each DSU must be confirmed by a DSU Agreement that sets forth the terms, conditions and limitations for each DSU and may include, without limitation, the vesting and terms of the DSUs and the provisions applicable on a Termination Date, and shall contain such terms that may be considered necessary in order that the DSU will comply with any provisions respecting DSUs in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any Regulatory Authority.

(3)	Any DSUs that are awarded to a Non-Employee Director who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or to meet requirements of paragraph 6801(d) of the Income Tax Regulations adopted under the Tax Act (or any successor to such provisions).

(4)	Subject to vesting and other conditions and provisions set forth herein and in the DSU Agreement, the Board shall determine whether each DSU awarded to a Non-Employee Director shall entitle the Non-Employee Director: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; (iii) to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares, as the Board may determine in its sole discretion on redemption; or (iv) to entitle the Non-Employee Director to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

Section 4.3            Redemption of DSUs.

(1)	Each Non-Employee Director shall be entitled to redeem his or her DSUs during the period commencing on the Business Day immediately following the Termination Date and ending on the date that is not later than the 90th day following the Termination Date, or such shorter redemption period set out in the relevant DSU Agreement (the “DSU Redemption Deadline”), by providing a written notice of settlement to the Company setting out the number of DSUs to be settled and the particulars regarding the registration of the Shares issuable upon settlement, if applicable (the “DSU Redemption Notice”). In the event of the death of a Non-Employee Director, the Notice of Redemption shall be filed by the administrator or liquidator of the estate of the Non-Employee Director.

(2)	If a DSU Redemption Notice is not received by the Company on or before the DSU Redemption Deadline, the Non-Employee Director shall be deemed to have delivered a DSU Redemption Notice on the DSU Redemption Deadline and, if not otherwise set out in the DSU Agreement, the Board shall determine the number of DSUs to be settled by way of Shares, the Cash Equivalent or a combination of Shares and the Cash Equivalent and delivered to the Non-Employee Director, administrator or liquidator of the estate of the Non-Employee Director, as applicable.

(3)	Subject to Section 8.4 and the DSU Agreement, settlement of DSUs shall take place promptly following the Company’s receipt or deemed receipt of the DSU Redemption Notice through:

(a)	in the case of settlement DSUs for their Cash Equivalent, delivery of bank draft, certified cheque, wire transfer or other acceptable form of payment to the Non-Employee Director representing the Cash Equivalent;

(b)	in the case of settlement of DSUs for Shares, delivery of a Share to the Non-Employee Director; or

(c)	in the case of settlement of DSUs for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

ARTICLE 5—SHARE UNITS

Section 5.1            Nature of Share Units.

A Share Unit is an Award entitling the recipient to acquire Shares, at such purchase price (which may be zero) as determined by the Board, subject to such restrictions and conditions as the Board may determine at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.

Section 5.2            Share Unit Awards.

(1)	Subject to the provisions herein set forth and any shareholder or regulatory approval which may be required, the Board shall, from time to time, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs and/or PSUs under the Plan, (ii) fix the number of RSUs and/or PSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs and/or PSUs shall be granted, and (iii) determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable Performance Period and Performance Criteria, if any) and Restriction Period of such RSUs and/or PSUs, the whole subject to the terms and conditions prescribed in the Plan and in any RSU Agreement or PSU Agreement, as applicable.

(2)	Each RSU must be confirmed by an RSU Agreement that sets forth the terms, conditions and limitations for each RSU and may include, without limitation, the vesting and terms of the RSUs and the provisions applicable in the event employment or service terminates, and shall contain such terms that may be considered necessary in order that the RSUs will comply with any provisions respecting RSUs in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any Regulatory Authority.

(3)	Each PSU must be confirmed by a PSU Agreement that sets forth the terms, conditions and limitations for each PSU and may include, without limitation, the applicable Performance Period and Performance Criteria, vesting and terms of the PSUs and the provisions applicable in the event employment or service terminates, and shall contain such terms that may be considered necessary in order that the PSUs will comply with any provisions respecting RSUs in the income tax or other laws in force in any country or jurisdiction of which the Participant may from time to time be a resident or citizen or the rules of any Regulatory Authority.

(4)	Any RSUs or PSUs that are awarded to an Eligible Participant who is a resident of Canada or employed in Canada (each for purposes of the Tax Act) shall be structured so as to be considered to be a plan described in section 7 of the Tax Act or in such other manner to ensure that such award is not a “salary deferral arrangement” as defined in the Tax Act (or any successor to such provisions).

(5)	Subject to the vesting and other conditions and provisions set forth herein and in the RSU Agreement and/or PSU Agreement, the Board shall determine whether each RSU and/or PSU awarded to a Participant shall entitle the Participant: (i) to receive one Share issued from treasury; (ii) to receive the Cash Equivalent of one Share; (iii) to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares, as the Board may determine in its sole discretion on settlement; or (iv) to elect to receive either one Share from treasury, the Cash Equivalent of one Share or a combination of cash and Shares.

(6)	The applicable settlement period in respect of a particular Share Unit shall be determined by the Board. Except as otherwise provided in the Award Agreement or any other provision of the Plan, all vested RSUs and PSUs shall be settled as soon as practicable following the Share Unit Vesting Determination Date but in all cases prior to (i) three (3) years following the date of grant of Share Unit, if such Share Unit are settled by payment of Cash Equivalent or through purchases by the Company on the Participant’s behalf on the open market, or (ii) ten (10) years following the date of grant of Share Unit, if such Share Unit are settled by issuance of Shares from treasury. Following the receipt of such settlement, the PSUs and RSUs so settled shall be of no value whatsoever and shall be removed from the Participant's Account.

Section 5.3              Performance Criteria and Performance Period Applicable to PSU Awards.

(1)	For each award of PSUs, the Board shall establish the period in which any Performance Criteria and other vesting conditions must be met in order for a Participant to be entitled to receive Shares in exchange for all or a portion of the PSUs held by such Participant (the “Performance Period”).

(2)	For each award of PSUs, the Board shall establish any Performance Criteria and other vesting conditions in order for a Participant to be entitled to receive Shares in exchange for his or her PSUs.

Section 5.4              Share Unit Vesting Determination Date.

The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the “Share Unit Vesting Determination Date”), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any.

ARTICLE 6—GENERAL CONDITIONS

Section 6.1              General Conditions applicable to Awards.

Each Award, as applicable, shall be subject to the following conditions:

(1)	Employment - The granting of an Award to a Participant shall not impose upon the Company or a Subsidiary any obligation to retain the Participant in its employ in any capacity. For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Company to grant any awards in the future nor shall it entitle the Participant to receive future grants.

(2)	No Rights as a Shareholder - Neither the Participant nor such Participant’s personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant’s Awards until the date of issuance of a share certificate to such Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) or the entry of such person’s name on the share register for the Shares. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued or entry of such person’s name on the share register for the Shares.

(3)	Conformity to Plan – In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan.

(4)	Non-Transferability – Except as set forth herein, Awards are not transferable. Awards may be exercised only by:

(a)	the Participant to whom the Awards were granted;

(b)	with the Board’s prior written approval and subject to such conditions as the Board may stipulate, such Participant’s family or retirement savings trust or any registered retirement savings plans or registered retirement income funds of which the Participant is and remains the annuitant;

(c)	upon the Participant’s death, by the legal representative of the Participant’s estate; or

(d)	upon the Participant’s incapacity, the legal representative having authority to eal with the property of the Participant;

provided that any such legal representative shall first deliver evidence satisfactory to the Company of entitlement to exercise any Award. A person exercising an Award may subscribe for Shares only in the person’s own name or in the person’s capacity as a legal representative.

(5)	No Guarantee – For greater certainty, the granting of Awards to a Participant shall not impose any obligation on the Corporation to grant any Awards in the future nor shall it entitle the Participant to receive future grants. No amount will be paid to or in respect of a Participant under the Plan or pursuant to any other arrangement, and no Awards will be granted to such Participant to compensate for any downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon or in respect of the Participant for such purpose.

(6)	Acceptance of Terms – Participation in the Plan by any Participant shall be construed as acceptance of the terms and conditions of the Plan by the Participant and as to the Participant's agreement to be bound thereby.

Section 6.2              Dividend Share Units.

With respect to DSUs, RSUs and/or PSUs (but excluding Options), when dividends (other than stock dividends) are paid on Shares, Participants holding DSUs, RSUs and/or PSUs shall receive additional DSUs, RSUs and/or PSUs, as applicable (“Dividend Share Units”) as of the dividend payment date. The number of Dividend Share Units to be granted to the Participant shall be determined by multiplying the aggregate number of DSUs, RSUs and/or PSUs, as applicable, held by the Participant on the relevant record date by the amount of the dividend paid by the Company on each Share, and dividing the result by the Market Value on the dividend payment date, which Dividend Share Units shall be in the form of DSUs, RSUs and/or PSUs, as applicable. Dividend Share Units granted to a Participant in accordance with this Section 6.2 shall be subject to the same vesting conditions applicable to the related DSUs, RSUs and/or PSUs in accordance with the respective Award Agreement.

Section 6.3              Unfunded Plan.

Unless otherwise determined by the Board, the Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

ARTICLE 7—ADJUSTMENTS AND AMENDMENTS

Section 7.1              Adjustment to Shares Subject to Outstanding Awards.

(1)	In the event of any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Company’s assets to shareholders, or any other change in the Shares, the Board will make such proportionate adjustments, if any, as the Board in its discretion, subject to regulatory approval, may deem appropriate to reflect such change (for the purpose of preserving the value of the Awards), with respect to (i) the number or kind of Shares or other securities reserved for issuance pursuant to the Plan; and (ii) the number or kind of Shares or other securities subject to unexercised Awards previously granted and the exercise price of those Awards provided, however, that no substitution or adjustment will obligate the Company to issue or sell fractional Shares. The existence of any Awards does not affect in any way the right or power of the Company or an Affiliate or any of their respective shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the capital structure or the business of, or any amalgamation, merger or consolidation involving, to create or issue any bonds, debentures, shares or other securities of, or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of or any sale or transfer of all or any part of the assets or the business of, or to effect any other corporate act or proceeding relating to, whether of a similar character or otherwise, the Company or such Affiliate, whether or not any such action would have an adverse effect on the Plan or any Award granted hereunder.

Section 7.2              Amendment or Discontinuance of the Plan.

(1)	The Board may, in its sole discretion, suspend or terminate the Plan at any time or from time to time and/or amend or revise the terms of the Plan or of any Award granted under the Plan and any agreement relating thereto, provided that such suspension, termination, amendment, or revision shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the terms of the Plan or upon the consent of the applicable Participant(s); and

(b)	be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Company and of the TSX or any other stock exchange upon which the Company has applied to list its Shares.

(2)	If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights awarded or granted under the Plan remain outstanding and, notwithstanding the termination of the Plan, the Board will have the ability to make such amendments to the Plan or the Awards as they would have been entitled to make if the Plan were still in effect.

(3)	Subject to Section 7.2(4), the Board may from time to time, in its discretion and without the approval of shareholders, make changes to the Plan or any Award that do not require the approval of shareholders under Section 7.2(1) which may include but are not limited to:

(a)	a change to the vesting provisions of any Award granted under the Plan;

(b)	a change to the provisions governing the effect of termination of a Participant’s employment, contract or office;

(c)	a change to accelerate the date on which any Award may be exercised under the Plan;

(d)	an amendment of the Plan or an Award as necessary to comply with applicable law or the requirements of any exchange upon which the securities of the Company are then listed or any other Regulatory Authority, the Plan, the Participants or the shareholders of the Company;

(e)	any amendment of a “housekeeping” nature, including without limitation those made to clarify the meaning of an existing provision of the Plan or any agreement, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan or any agreement, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan; or

(f)	any amendment regarding the administration of the Plan.

(4)	Notwithstanding the foregoing or any other provision of the Plan, shareholder approval is required for the following amendments to the Plan:

(g)	any increase in the maximum number of Shares that may be issuable from treasury pursuant to awards granted under the Plan, other than an adjustment pursuant to Section 7.1;

(h)	any reduction in the exercise price of an Award benefitting an Insider, except in the case of an adjustment pursuant to Section 7.1;

(i)	any extension of the Expiration Date of an Award benefitting an Insider, except in case of an extension due to a Black-Out Period;

(a)	any amendment to remove or to exceed the insider participation limit set out in 0; and

(j)	any amendment to Section 7.2(3) or Section 7.2(4) of the Plan.

Section 7.3              Change of Control.

(1)	Despite any other provision of the Plan, but subject to Section 7.2(3), in the event of a Change of Control, all unvested Awards then outstanding will, as applicable, be substituted by or replaced with awards of the surviving corporation (or any Affiliate thereof) or the potential successor (or any Affiliate thereto) (the “continuing entity”) on the same terms and conditions as the original Awards, subject to appropriate adjustments that do not diminish the value of the original Awards.

(2)	If, upon a Change of Control, the continuing entity fails to comply with Section 7.3(1), the vesting of all then outstanding Awards (and, if applicable, the time during which such Awards may be exercised) will be accelerated in full.

(3)	No fractional Shares or other security will be issued upon the exercise of any Award and accordingly, if as a result of a Change of Control, a Participant would become entitled to a fractional Share or other security, such participant will have the right to acquire only the next lowest whole number of Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(4)	Despite anything else to the contrary in the Plan, in the event of a potential Change of Control, the Board will have the power, in its sole discretion, to modify the terms of the Plan and/or the Awards to assist the Participants in tendering to a take-over bid or other transaction leading to a Change of Control. For greater certainty, in the event of a take-over bid or other transaction leading to a Change of Control, the Board has the power, in its sole discretion, to accelerate the vesting of Awards and to permit Participants to conditionally exercise their Awards, such conditional exercise to be conditional upon the take-up by such offeror of the Shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a Change of Control). If, however, the potential Change of Control referred to in this Section 7.3(4) is not completed within the time specified (as the same may be extended), then despite this Section 7.3(4) or the definition of “Change of Control”, (i) any conditional exercise of vested Awards will be deemed to be null, void and of no effect, and such conditionally exercised Awards will for all purposes be deemed not to have been exercised, and (ii) Awards which vested pursuant to this Section 7.3(4) will be returned by the Participant to the Company and reinstated as authorized but unissued Shares and the original terms applicable to such Awards will be reinstated.

(5)	If the Board has, pursuant to the provisions of Section 7.3(4) permitted the conditional exercise of Awards in connection with a potential Change of Control, then the Board will have the power, in its sole discretion, to terminate, immediately following actual completion of such Change of Control and on such terms as it sees fit, any Awards not exercised (including all vested and unvested Awards).

ARTICLE 8—MISCELLANEOUS

Section 8.1              Currency.

Unless otherwise specifically provided, all references to dollars in the Plan are references to Canadian dollars.

Section 8.2              Compliance and Award Restrictions.

(1)	The Company’s obligation to issue and deliver Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Shares or obtaining approval of such Regulatory Authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Shares to listing on any stock exchange on which such Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Company shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which such Shares are then listed.

(2)	The Participant agrees to fully cooperate with the Company in doing all such things, including executing and delivering all such agreements, undertakings or other documents or furnishing all such information as is reasonably necessary to facilitate compliance by the Company with such laws, rule and requirements, including all tax withholding and remittance obligations.

(3)	No Awards will be granted where such grant is restricted pursuant to the terms of any trading policies or other restrictions imposed by the Company.

(4)	The Company is not obliged by any provision of the Plan or the grant of any Award under the Plan to issue or sell Shares if, in the opinion of the Board, such action would constitute a violation by the Company or a Participant of any laws, rules and regulations or any condition of such approvals.

(5)	If Shares cannot be issued to a Participant upon the exercise or settlement of an Award due to legal or regulatory restrictions, the obligation of the Company to issue such Shares will terminate and, if applicable, any funds paid to the Company in connection with the exercise of any Options will be returned to the applicable Participant as soon as practicable.

(6)	At the time a Participant ceased to hold Awards which are or may become exercisable, the Participant ceases to be a Participant.

(7)	Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant or any other Person, subject to any required regulatory, shareholder or other approval.

Section 8.3              Use of an Administrative Agent and Trustee.

The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. The Company and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

Section 8.4              Tax Withholding.

(1)	Notwithstanding any other provision of the Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of applicable source deductions. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding obligation may be satisfied by (a) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company’s transfer agent and registrar or any trustee appointed by the Company pursuant to Section 8.1 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, or (b) any other mechanism as may be required or appropriate to conform with local tax and other rules. Notwithstanding any other provision of the Plan, the Company shall not be required to issue any Shares or make payments under this Plan until arrangements satisfactory to the Company have been made for payment of all applicable withholdings obligations.

(2)	The sale of Shares by the Company, or by a Broker, under Section 8.4(1) or under any other provision of the Plan will be made on the TSX. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares on his behalf and acknowledges and agrees that (i) the number of Shares sold will be, at a minimum, sufficient to fund the withholding obligations net of all selling costs, which costs are the responsibility of the Participant and which the Participant hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Company or the Broker will exercise its sole judgment as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the Broker will be liable for any loss arising out of such sale of the Shares including any loss relating to the pricing, manner or timing of the sales or any delay in transferring any Shares to a Participant or otherwise.

(3)	The Participant further acknowledges that the sale price of the Shares will fluctuate with the market price of the Shares and no assurance can be given that any particular price will be received upon any sale. The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the participant resulting from the grant or exercise of an Awards and/or transactions in the Shares. Neither the Company, nor any of its directors, officers, employees, shareholders or agents will be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares under the Plan, with respect to any fluctuations in the market price of Shares or in any other manner related to the Plan.

(4)	Notwithstanding the first paragraph of this Section 8.4, the applicable tax withholdings may be waived where the Participant directs in writing that a payment be made directly to the Participant’s registered retirement savings plan in circumstances to which regulation 100(3) of the regulations of the Tax Act apply.

Section 8.5              Reorganization of the Company.

The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Section 8.6              Governing Laws.

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Section 8.7              Successors and Assigns.

The Plan shall be binding on all successors and assigns of the Company and a Participant, including without limitation, the personal legal representatives of a Participant, or any receiver or trustee in bankruptcy or representative of the Company’s or Participant’s creditors.

Section 8.8              Severability.

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

Section 8.9               No liability.

No member of the Board or of the Compensation Committee shall be liable for any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder.

Section 8.10             Effective Date of the Plan.

The Plan was approved by the Board and shall take effect on ●, 2020.

ADDENDUM FOR U.S. PARTICIPANTS

THE VALENS COMPANY INC.

OMNIBUS LONG-TERM INCENTIVE PLAN

The provisions of this Addendum apply to Awards held by a U.S. Participant. All capitalized terms used in this Addendum but not defined in Section 1 below have the meanings attributed to them in the Plan. The Section references set forth below match the Section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1.	Definitions

“cause” means gross misconduct, theft, fraud, breach of confidentiality or breach of the Company’s Code of Ethics and any reason determined by the Company to be cause for termination, provided however that the Participant has provided the Company (or applicable Subsidiary) with written notice of the acts or omissions constituting grounds for “cause” within 90 days of such act or omission and the Company (or applicable Subsidiary) shall have failed to rectify, as determined by the Board acting reasonably, any such acts or omissions within 30 days of the Company’s (or applicable Subsidiary’s) receipt of such notice.

“Separation from Service” means, with respect to a U.S. Participant, any event that may qualify as a separation from service under Treasury Regulation Section 1.409A-1(h). A U.S. Participant shall be deemed to have separated from service if he or she dies, retires, or otherwise has a termination of employment as defined under Treasury Regulation Section 1.409A-1(h).

“Service Recipient” means, with respect to a U.S. Participant holding a given award under the Plan, the Company or one of its Affiliates by which the original recipient of such award is, or following a Separation from Service was most recently, principally employed or to which such original recipient provides, or following a Separation from Service was most recently providing services, as applicable.

“Specified Employee” has the meaning set forth in Treasury Regulation Section 1.409A-1(i).

2.	Section 3.4 is deleted in its entirety and replaced with the following:

Subject to Section 7.2, each Option must be exercised no later than ten (10) years after the date the Option is granted or such shorter period as set out in the Participant’s Option Agreement, at which time such Option will expire (the “Expiry Date”). Notwithstanding any other provision of the Plan, each Option that would expire during or within ten (10) Business Days immediately following a Black-Out Period shall expire on the date that is ten (10) Business Days immediately following the expiration of the Black-Out Period.”

3.	Section 5.4 is deleted in its entirety and replaced with the following:

“The vesting determination date means the date on which the Board determines if the Performance Criteria and/or other vesting conditions with respect to a RSU and/or PSU have been met (the “Share Unit Vesting Determination Date”), and as a result, establishes the number of RSUs and/or PSUs that become vested, if any.

Notwithstanding the foregoing, if the U.S. Participant vests in his or her Share Units pursuant to the Plan, within 30 days following such U.S. Participant’s Separation from Service and subject to Section 8.4, the Company shall (i) issue from treasury the number of Shares that is equal to the number of vested Share Units held by the U.S. Participant as at the U.S. Participant’s Separation from Service (rounded down to the nearest whole number), as fully paid and non-assessable Shares, (ii) deliver to the U.S. Participant an amount in cash (net of the applicable tax withholdings) equal to the number of vested Share Units held by the U.S. Participant as at the U.S. Participant’s Separation from Service multiplied by the Market Value as at such date, or (iii) a combination of (i) and (ii). Upon settlement of such Share Units, the corresponding number of Share Units shall be cancelled and the U.S. Participant shall have no further rights, title or interest with respect thereto.”

4.	No Acceleration

With respect to any Award held by a U.S. Participant that is subject to Code Section 409A, the acceleration of the time or schedule of any payment except as provided under the Plan (including this addendum) is prohibited, except as provided in regulations and administrative guidance promulgated under Code Section 409A. Unless otherwise provided by the Board in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered “deferred compensation” subject to Code Section 409A) would be accelerated upon the occurrence of (i) a Change of Control, no such acceleration shall be permitted unless the event giving rise to the Change of Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Code Section 409A; or (ii) a “disability” or “incapacity”, no such acceleration shall be permitted unless the “disability” or “incapacity” also satisfies the definition of “Disability” pursuant to Code Section 409A.

5.	Code Section 409A

Each grant of Share Units to a U.S. Participant is intended to be exempt from Code Section 409A. However, to the extent any Award is subject to Section 409A, then

(a)	all payments to be made upon a U.S. Participant’s Termination Date shall only be made upon a Separation from Service.

(b)	if on the date of the U.S. Participant’s Separation from Service the Company’s shares (or shares of any other Company that is required to be aggregated with the Company in accordance with the requirements of Code Section 409A) is publicly traded on an established securities market or otherwise and the U.S. Participant is a Specified Employee, then the benefits payable to the Participant under the Plan that are payable due to the U.S. Participant’s Separation from Service shall be postponed until the date that is six months following the U.S. Participant’s Separation from Service, or, if earlier, the U.S. Participant’s death. Following any applicable six month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Code Section 409A.

(c)	each of the payments that may be made in respect of any Award granted under the Plan is designated as separate payments.

If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to the Company or contravening Code Section 409A. However, the Company shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Code Section 409A), and neither the Service Recipient, the Company or any of its Affiliates shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

SCHEDULE “A”

FORM OF NON-EMPLOYEE DIRECTOR DSU AWARD AGREEMENT

THE VALENS COMPANY INC.

DSU AWARD AGREEMENT

This DSU Award Agreement (this “Agreement”), dated as of ●, is made by and between The Valens Company Inc. (the “Company”) and ● (the “Grantee”).

WHEREAS, the Company has adopted the Omnibus Long-Term Incentive Plan (as may be amended from time to time, the “Plan”);

AND WHEREAS, the Board has determined that the non-employee directors of the Company shall receive ●% of his or her then current annual Board retainer fee, which retainer fee shall be payable in four equal quarterly instalments (the “Director Remuneration”) in the form of DSUs (as defined in the Plan).

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants of the parties contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves and for their successors and assigns, hereby agree as follows:

1.            Grant of DSUs.

(a)       Grant. The portion or percentage of the Directors Remuneration credited as DSUs shall be determined on the first business day following the last day of each fiscal quarter for which the Grantee’s Director Remuneration is payable and with respect to which such deferral election, if any, is effective (with respect to each such quarter, the “Date of Grant”), and shall equal a number of DSUs, rounded down to the nearest whole number, determined by dividing the dollar amount of such Director’s Remuneration so deferred for such quarter by the Market Value (as defined in the Plan) of one Share as of such Date of Grant. All DSUs to be credited to the Grantee shall be subject to the terms and conditions set forth in this Agreement and as otherwise provided in the Plan. DSUs shall be credited to a separate book-entry account maintained on the books of the Company for the Grantee.

(b)       Incorporation by Reference, Etc. The provisions of the Plan are incorporated herein by reference. Except as otherwise expressly set forth herein, this Agreement shall be construed in accordance with the provisions of the Plan and any interpretations, amendments, rules, and regulations promulgated by the Compensation Committee from time to time pursuant to the Plan. In the event of any inconsistency or conflict between the provisions of the Plan and any this Agreement, the provisions of the Plan shall prevail. Any capitalized terms not otherwise defined in this Agreement shall have the definitions set forth in the Plan. The Compensation Committee shall have final authority to interpret and construe the Plan and this Agreement and to make any and all determinations under them, and its decision shall be binding and conclusive upon the Grantee and his or her legal representatives in respect of any questions arising under the Plan or this Agreement.

2.            Vesting; Forfeiture. The DSUs shall [be fully vested on the applicable Date of Grant and shall not be subject to forfeiture.]

3.            Settlement. The Company shall settle the DSUs granted hereunder as soon as possible after receiving or being deemed to receive a DSU Redemption Notice, at which time the Company shall, subject to any required tax withholding and the execution of any required documentation, deliver to the Grantee [the Cash Equivalent (as defined in the Plan) of] one (1) Share for each DSU (and, upon such settlement, the DSUs shall cease to be credited to the Grantee’s account) less an amount equal to any federal, state, provincial, and local income and employment taxes required to be withheld. Such settlement will occur not later than the 90th day following the Termination Date.

4.            Method of Electing to Defer Director’s Remuneration. Unless otherwise permitted or determined by the Compensation Committee, to elect to receive DSUs, the Grantee shall complete and deliver to the Company a written election (as set out in Appendix I attached). The Grantee’s written election shall, subject to any minimum or maximum amount that may be determined by the Compensation Committee from time to time, designate the portion or percentage of the Director’s Remuneration to be paid in the form of DSUs, with the remaining portion or percentage to be paid in cash in accordance with the Company’s regular practices of paying such cash compensation. In the absence of a designation to the contrary, the Grantee’s election set forth in Appendix I shall continue to apply to all subsequent Director’s Remuneration payments until the Grantee submits another written election in accordance with this paragraph. A Grantee shall only file one election no later than the last day of the fiscal year preceding the fiscal year in respect of which the Director’s Remuneration becomes payable and the election shall be irrevocable for that fiscal year.

5.            Tax Withholding. The Company shall be entitled to require, as a condition to the payment of any cash in settlement of the DSUs granted hereunder, that the Grantee remit an amount in cash or other property having a value sufficient to satisfy all federal, state, provincial, and local or other applicable withholding taxes relating thereto. In addition, the Company shall have the right and is hereby authorized to withhold from the cash otherwise deliverable upon settlement of the DSUs, or from any compensation or other amount owing to the Grantee, the amount (in cash or, in the discretion of the Company, other property) of any applicable withholding taxes in respect of the settlement of the DSUs and to take such other action as may be necessary in the discretion of the Company to satisfy all obligations for the payment of such taxes.

6.            Compliance with Legal Requirements. The granting and settlement of the DSUs, and any other obligations of the Company under this Agreement, shall be subject to all applicable federal, state, provincial and local laws, rules, and regulations and to such approvals by any regulatory or governmental agency (including stock exchanges) as may be required. The Committee shall have the right to impose such restrictions on the DSUs as it deems reasonably necessary or advisable under applicable securities laws and the rules and regulations of the TSX.

7.            Miscellaneous.

(a)       Transferability. The DSUs are not-transferable or assignable except in accordance with the Plan.

(b)       Inconsistency. This Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Agreement and the Plan, the terms of the Plan shall govern.

(c)       Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(d)       Entire Agreement. This Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(e)       Successors and Assigns. This RSU Agreement shall bind and enure to the benefit of the Grantee and the Corporation and their respective successors and permitted assigns.

(f)       Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

(g)       Governing Law. This Agreement and the DSUs shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(h)       Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this Agreement, the Grantee acknowledges that the Grantee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Agreement as of the                        day of                                                            , 20  .

THE VALENS COMPANY INC.

By:
Authorized Signing Officer

[Insert Participant’s Name]

APPENDIX “I”

THE VALENS COMPANY INC.

(THE “COMPANY”)

DEFFERED SHARE UNIT ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the DSU Award Agreement.

Pursuant to the Omnibus Long-Term Incentive Plan of the Company (the “Plan”), I hereby elect to receive                   % of my Director’s Remuneration in the form of DSUs in lieu of cash.

I confirm that:

(a)	I have received and reviewed a copy of the terms and conditions of the Plan and have reviewed, considered and agreed to be bound by the terms of this Election Notice, the Plan and the DSU Award Agreement.

(b)	I have requested and am satisfied that the Plan, the DSU Award Agreement and the foregoing be drawn up in the English language. Le soussigné reconnaît qu’il a exigé que le Régime et ce qui précède soient rédigés et exécutés en anglais et s’en déclare satisfait.

(c)	I recognize that when DSUs are redeemed in accordance with the terms of the Plan and the DSU Award Agreement, income tax and other withholdings as required will arise at that time.

(d)	The value of DSUs is based on the Market Value of the Shares of the Company and therefore is not guaranteed.

The foregoing is only a brief outline of certain key provisions of the Plan and the DSU Award Agreement. For more complete information, reference should be made to the Plan.

Date:
(Name of Participant)

(Signature of Participant)

SCHEDULE “B”

FORM OF OPTION AGREEMENT

THE VALENS COMPANY INC.

OPTION AGREEMENT

This Stock Option Agreement (the “Option Agreement”) is granted by The Valens Company Inc. (the “Company”), in favour of the optionee named below (the “Optionee”) pursuant to and on the terms and subject to the conditions of the Company’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this Option Agreement shall have the meanings set forth in the Plan.

The terms of the option (the “Option”), in addition to those terms set forth in the Plan, are as follows:

1.	Optionee. The Optionee is ●.

2.	Number of Shares. The Optionee may purchase up to ● Shares of the Company (the “Option Shares”) pursuant to this Option, as and to the extent that the Option vests and becomes exercisable as set forth in section 6 of this Option Agreement.

3.	Exercise Price. The exercise price is Cdn $● per Option Share (the “Exercise Price”).

4.	Date Option Granted. The Option was granted on ●.

5.	Expiry Date. The Option terminates on ●. (the “Expiry Date”).

6.	Vesting. The Option to purchase Option Shares shall vest and become exercisable as follows:

●

7.	Exercise of Options. In order to exercise the Option, the Optionee shall notify the Company in the form annexed hereto as Appendix I, pay the Exercise Price to the Company as required by the Plan, whereupon the Optionee shall be entitled to receive a certificate representing the relevant number of fully paid and non-assessable Shares in the Company.

8.	Transfer of Option. The Option is not-transferable or assignable except in accordance with the Plan.

9.	Inconsistency. This Option Agreement is subject to the terms and conditions of the Plan and any Employment Agreement and, in the event of any inconsistency or contradiction between the terms of this Option Agreement and the Plan or any Employment Agreement, the terms of the Employment Agreement shall govern.

10.	Severability. Wherever possible, each provision of this Option Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Option Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Option Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

11.	Entire Agreement. This Option Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

12.	Successors and Assigns. This Option Agreement shall bind and enure to the benefit of the Optionee and the Company and their respective successors and permitted assigns.

13.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

14.	Governing Law. This Agreement and the Option shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

15.	Counterparts. This Option Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this Agreement, the Optionee acknowledges that the Optionee has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Option Agreement as of the                        day of                                                            , 20  .

THE VALENS COMPANY INC.

By:
Authorized Signing Officer

[Insert Participant’s Name]

APPENDIX I

THE VALENS COMPANY INC.

ELECTION TO EXERCISE STOCK OPTIONS

TO:	THE VALENS COMPANY INC. (the “Company”)

The undersigned Optionee hereby elects to exercise Options granted by the Company to the undersigned pursuant to an Option Agreement dated                                , 20       under the Company’s Omnibus Long-Term Incentive Plan (the “Plan”), for the number Shares set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Number of Shares to be Acquired:

Exercise Price (per Share):	Cdn.$

Aggregate Purchase Price:	Cdn.$

Amount enclosed that is payable on account of any source deductions relating to this Option exercise (contact the Company for details of such amount):

Cdn. $

☐ Or check here if alternative arrangements have

been made with the Company.

and hereby tenders a bank draft, certified cheque, wire transfer or other form of payment confirmed as acceptable by the Company for such aggregate purchase price, and, if applicable, all source seductions, and directs such Shares to be registered in the name of                                                                                               .

I hereby agree to file or cause the Company to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this          day of                           ,            .

Signature of Participant

Name of Participant (Please Print)

APPENDIX II

THE VALENS COMPANY INC.

SURRENDER NOTICE

TO:	THE VALENS COMPANY INC. (the “Company”)

The undersigned Optionee hereby elects to surrender                                    Options granted by the Company to the undersigned pursuant to an Award Agreement dated,                                     20        under the Company’s Omnibus Long-Term Incentive Plan (the “Plan”) in exchange for Shares as calculated in accordance with Section 3.7(3) of the Plan. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Plan.

Amount enclosed that is payable on account of any source deductions relating to this surrender of Options (contact the Company for details of such amount):	Cdn.$

☐ Or check here if alternative arrangements have been made with the Company

Please issue a certificate or certificates representing the Shares in the name of                                                                                        .

I hereby agree to file or cause the Company to file on my behalf, on a timely basis, all insider reports and other reports that I may be required to file under applicable securities laws. I understand that this request to exercise my Options is irrevocable.

DATED this            day of                           ,        .

Signature of Participant

Name of Participant (Please Print)

SCHEDULE “C”

FORM OF RSU I PSU AGREEMENT

THE VALENS COMPANY INC.

[RSU / PSU] GRANT AGREEMENT

This [RSU I PSU] grant agreement (“Grant Agreement”) is entered into between The Valens Company Inc. (the “Company”) and the Participant named below (the “Recipient”) of the [RSUs / PSUs] (“Units”) pursuant to the Company’s Omnibus Long-Term Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined in this Grant Agreement shall have the meanings set forth in the Plan.

The terms of the Units, in addition to those terms set forth in the Plan, are as follows:

1.	Recipient. The Recipient is ●.

2.	Grant of [RSUs / PSUs]. The Recipient is granted ● Units.

3.	Vesting. The Units shall vest as follows: ●.

4.	[Performance Criteria. Settlement of the Units shall be conditional upon the achievement of the following Performance Criteria within the Performance Period set forth herein: ●.]

5.	Settlement. The Units shall be settled as follows: ●

6.	Date of Grant. The Units were granted to the Recipient on ●.

7.	Transfer of Units. The Units are not-transferable or assignable except in accordance with the Plan.

8.	Inconsistency. This Agreement is subject to the terms and conditions of the Plan and, in the event of any inconsistency or contradiction between the terms of this Grant Agreement and the Plan, the terms of the Plan shall govern.

9.	Severability. Wherever possible, each provision of this Grant Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Grant Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Grant Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

10.	Entire Agreement. This Grant Agreement and the Plan embody the entire agreement and understanding among the parties and supersede and pre-empt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

11.	Successors and Assigns. This Grant Agreement shall bind and enure to the benefit of the Recipient and the Corporation and their respective successors and permitted assigns.

12.	Time of the Essence. Time shall be of the essence of this Agreement and of every part hereof.

13.	Governing Law. This Grant Agreement and the Units shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

14.	Counterparts. This Grant Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

By signing this Grant Agreement, the Recipient acknowledges that the Recipient has been provided a copy of and has read and understands the Plan and agrees to the terms and conditions of the Plan and this Grant Agreement.

IN WITNESS WHEREOF the parties hereof have executed this Grant Agreement as of the           day of                                   , 20       .

THE VALENS COMPANY INC.

By:
Authorized Signing Officer

[Insert Participant’s Name]

SCHEDULE “C”

CHANGE OF AUDITORS REPORTING PACKAGE

See attached.

C - 1

VALENS GROWORKS CORP.

230 Carion Road

Kelowna, British Columbia, Canada V4V 2K5

NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP, Chartered Professional Accountants (“KPMG”)

AND TO:	Davidson & Company LLP, Chartered Professional Accountants (“Davidson &Co.”)

CC:	Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Superintendent of Securities, Newfoundland and

Labrador Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

RE: Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI-51-102”)

Valens Groworks Corp. (the “Company”) hereby gives notice pursuant to section 4.11 of NI 51-102 as follows:

1.	At the request of the Company, Davidson &Co. of Vancouver, British Columbia, resigned as the Company’s auditor effective March 30, 2020 (the “Resignation Date”).

2.	On the Resignation Date, the Company appointed KPMG of Vancouver, British Columbia, to fill the vacancy created by the resignation of Davidson & Co., and to hold such position until the close of the next annual meeting of shareholders of the Company.

3.	The resignation of Davidson & Co. as auditor of the Company and the appointment of KPMG as auditor of the Company were considered and approved by the Board of Directors of the Company.

4.	Davidson & Co. has not expressed any modified opinion in its reports for the Company’s two most recently completed fiscal years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding the Resignation Date.

5.	The Board of Directors of the Company is of the opinion that there were no “reportable events” as defined in NI 51-102.

DATED the 30th day of March, 2020

VALENS GROWORKS CORP.

By:	(signed) “Christopher Buysen”
Name:	Christopher Buysen
Title:	Chief Financial Officer

March 30, 2020

British Columbia Securities Commission	Ontario Securities Commission
PO Box 10142, Pacific Centre	20 Queen Street West, 19th Floor, Box 55
701 West Georgia Street	Toronto Ontario
Vancouver, BC	M5H3S8
V7Y 1L2

Manitoba Securities Commission	Alberta Securities Commission
Suite 500 – 400 St. Mary Avenue	600, 250 – 5th Street S.W.
Winnipeg, MB	Calgary, AB
R3C 4K5	T2P 0R4

Saskatchewan Financial Services Commission	Nova Scotia Securities Commission
Suite 601, 1919 Saskatchewan Drive	2nd Floor, Joseph Howe Building
Regina, Saskatchewan	1690 Hollis Street
S4P 4H2	Halifax, NS
B3J 3J9

Service NL	New Brunswick Securities Commission
P.O. Box 8700	85 Charlotte Street, Suite 300
St. John’s, NL	Saint John, NB
A1B 4J6	E2L 2J2

PEI Office of the Superintendent of Securities	TSX Venture Exchange
Consumer, Corporate and Insurance Services Division	P.O. Box 11633
Department of Justice and Public Safety	Suite 2700 – 650 West Georgia Street
P.O. Box 2000	Vancouver, BC
Charlottetown, PE	V6B 4N9
C1A 7N8

Dear Sirs / Mesdames:

Re:	Valens GroWorks Corp. (the “Company”)
Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated March 30, 2020 and agree with the information contained therein, based upon our knowledge of the information at this date.

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6

Telephone (604) 687-0947 Davidson-co.com

Page 2...

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

DAVIDSON & COMPANY LLP
Chartered Professional Accountants

cc: TSX Venture Exchange

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604)691-3031

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

PEI Securities Office

Newfoundland and Labrador Securities Commission

March 31, 2020

Dear Sir/Madam

Re: Notice of Change of Auditors of Valens Groworks Corp, (the “Company”)

Please be advised that, in connection with National Instrument 51-102 – Continuous Disclosure Obligations, we hereby notify you that we have read the Company’s Notice of Change of Auditor dated March 30, 2020 (the “Notice”) and are in agreement with the statements contained in such Notice, except we have no basis to agree or disagree with the statement contained in (4) and (5).

Yours very truly,

Chartered Professional Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

SCHEDULE “D”

ARTICLES OF CONTINUANCE

See attached.

D - 1

Innovation, Science and Economic Development Canada
Corporations Canada
Innovation, Sciences et Développement économique Canada
Corporations Canada

Canada Business Corporations Act (CBCA)
FORM 11
ARTICLES OF CONTINUANCE
(Section 187)

1 - Corporate name

The Valens Company Inc.

2 - The province or territory in Canada where the registered office is situated (do not indicate the full address)

Ontario

3 - The classes and any maximum number of shares that the corporation is authorized to issue

An unlimited number of common shares and an unlimited number of Preferred shares issuable in series. The rights, privileges, restrictions and conditions attaching to the common shares and the Preferred shares issuable in series are set out on Schedule A hereto.

4 - Restrictions, if any, on share transfers

None.

5 - Minimum and maximum number of directors (for a fixed number of directors, indicate the same number in both boxes)

Minimum number 3 **Maximum number** 15

None.

7 a) - If change of name effected, previous name

Valens GroWorks Corp.

7 b) - Details of incorporation

Date: 1981-01-14, Jurisdiction: British Columbia

8 - Other provisions, if any

See Schedule B

9 - Declaration

I hereby certify that I am a director or an authorized officer of the corporation continuing into the CBCA.

Print name	Signature

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

ISED-ISDE 3247E (2016/11) Page 1 of 2

Canada

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SCHEDULE A

Section 1	Preferred Shares

The Preferred Shares shall, as a class, carry and be subject to the rights, privileges, restrictions, conditions and designations hereinafter set forth:

(1)	Issuable in Series

The Preferred Shares may be issued from time to time in one or more series composed of such number of shares and with such preferred, deferred or other special rights, privileges, restrictions, conditions and designations attached thereto as shall be fixed hereby or from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the directors of the Corporation and confirmed and declared by articles of amendment including, without limiting the generality of the foregoing:

(a)	the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue, provided always that dividends on each series of Preferred Shares shall be non- cumulative;

(b)	any right of redemption and/or purchase and the redemption or purchase prices and terms and conditions of any such right;

(c)	any right of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such rights;

(d)	any rights upon dissolution, liquidation or winding-up of the Corporation;

(e)	any voting rights; and

(f)	any other provisions attaching to any such series of Preferred Shares.

(2)	Priority

No rights, privileges, restrictions or conditions attached to any series of Preferred Shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Corporation over the shares of any other series of Preferred Shares. The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to a preference and priority over the common shares and over any other shares of the Corporation ranking junior to the Preferred Shares.

(3)	Notices and Voting

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section l of the conditions attaching to the Preferred Shares, the holders of a series of Preferred Shares shall not, as such, be entitled to receive notice of or to attend meetings of the shareholders of the Corporation nor shall they have any voting rights for the election of directors or for any other purpose (except where the holders of a specified class are entitled to vote separately as a class as provided in the Canada Business Corporations Act) (the “Act”). The holders of the class or a series of Preferred Shares shall not be entitled to vote separately as a class or series or to dissent upon a proposal to amend the articles of the Corporation to:

(i)	Increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or

(ii)	Effect an exchange, reclassification or cancellation of all or part of the shares of such class; or

(iii)	Create a new class of shares equal or superior to the shares of such class.

(4)	Purchase for Cancellation

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares, the Corporation may at any time or from time to time purchase for cancellation the whole or any part of the Preferred Shares outstanding at such time at the lowest price at which, in the opinion of the directors, such shares are then obtainable but such price or prices shall not in any case exceed the redemption price current at the time of purchase for the shares of the particular series purchased plus costs of purchase together with all dividends declared thereon and unpaid. In the case of the purchase for cancellation by private contract, the Corporation shall not be required to purchase Preferred Shares from all holders or series of Preferred Shares or to offer to purchase the shares of any other class or any series of shares before proceeding to purchase from any one holder of Preferred Shares nor shall it be required to make purchases from holders of Preferred Shares on a pro rata basis.

(5)	Redemption

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares, the Corporation may, at its option, redeem all or from time to time any part of the outstanding Preferred Shares on payment to the holders thereof, for each share to be redeemed, the redemption price per share, together with all dividends declared thereon and unpaid. Before redeeming any Preferred Shares the Corporation shall mail to each person who, at the date of such mailing, is a registered holder of shares to be redeemed, notice of the intention of the Corporation to redeem such shares held by such registered holder; such notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the records of the Corporation or, in the event of the address of any such holder not appearing on the records of the Corporation, then to the last known address of such holder, at least 30 days before the date specified for redemption; such notice shall set out the date on which redemption is to take place and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number thereof so to be redeemed; on or after the date so specified for redemption the Corporation shall pay or cause to be paid the redemption price together with all dividends declared thereon and unpaid to the registered holders of the shares to be redeemed, on presentation and surrender of the certificates for the shares so called for redemption at such place or places as may be specified in such notice, and the certificates for such shares shall thereupon be cancelled, and the shares represented thereby shall thereupon be redeemed. In case a part only of the outstanding Preferred Shares is at any time to be redeemed, the shares to be redeemed shall be selected, at the option of the directors, either by lot in such manner as the directors in their sole discretion shall determine or as nearly as may be pro rata (disregarding fractions) according to the number of Preferred Shares held by each holder. In case a part only of the Preferred Shares represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in such notice, the holders of the shares called for redemption shall cease to be entitled to dividends and shall not be entitled to any rights in respect thereof, except to receive the redemption price together with all dividends declared thereon prior to the date specified for redemption and unpaid, unless payment of the redemption price and such dividends shall not be made by the Corporation in accordance with the foregoing provisions, in which case the rights of the holders of such shares shall remain unimpaired. On or before the date specified for redemption the Corporation shall have the right to deposit the redemption price of the shares called for redemption, together with all dividends declared thereon prior to the date specified for redemption and unpaid, in a special account with any chartered bank or trust company in Canada named in the notice of redemption, such redemption price and dividends to be paid to or to the order of the respective holders of such shares called for redemption upon presentation and surrender of the certificates representing the same and, upon such deposit being made, the shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the several holders thereof, after such deposit, shall be limited to receiving, out of the moneys so deposited, without interest, the redemption price together with all dividends declared thereon prior to the date specified for redemption and unpaid, applicable to their respective shares against presentation and surrender of the certificates representing such shares.

(6)	Retraction

6.1  Rights of Retraction - Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares and to section 6.2 below, a holder of Preferred Shares shall be entitled to require the Corporation to redeem at any time and from time to time after the date of issue of any Preferred Shares, upon giving notice as hereinafter provided, all or any number of the Preferred Shares registered in the name of such holder on the books of the Corporation at the redemption price per share, together with all dividends declared thereon and unpaid. A holder of Preferred Shares exercising his option to have the Corporation redeem, shall give notice to the Corporation, which notice shall set out the date on which the Corporation is to redeem, which date shall not be less than 10 days nor more than 30 days from the date of mailing of the notice, and if the holder desires to have less than all of the Preferred Shares registered in his name redeemed by the Corporation, the number of the holder's shares to be redeemed. The date on which the redemption at the option of the holder is to occur is hereafter referred to as the "option redemption date". The holder of any Preferred Shares may, with the consent of the Corporation, revoke such notice prior to the option redemption date. Upon delivery to the Corporation of a share certificate or certificates representing the Preferred Shares which the holder desires to have the Corporation redeem, the Corporation shall, on the option redemption date, redeem such Preferred Shares by paying to the holder the redemption price therefor together with all dividends declared thereon and unpaid. Upon payment of the redemption price of the Preferred Shares to be redeemed by the Corporation together with all dividends declared thereon and unpaid, the holders thereof shall cease to be entitled to dividends or to exercise any rights of holders in respect thereof.

6.2  Partial Redemptions - If the redemption by the Corporation on any option redemption date of all of the Preferred Shares to be redeemed on such date would be contrary to any provisions of the Act or any other applicable law, the Corporation shall be obligated to redeem only the maximum number of Preferred Shares which the Corporation determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Preferred Shares required by each such holder to be redeemed by the Corporation and the Corporation shall issue new certificates representing the Preferred Shares not redeemed by the Corporation; the Corporation shall, before redeeming any other Preferred Shares, redeem in the manner contemplated by section 5 of the conditions attaching to the Preferred Shares on the first day of each month thereafter the maximum number of such Preferred Shares so required by holders to be redeemed as would not then by contrary to any provisions of the Act or any other applicable law, until all of such shares have been redeemed, provided that the Corporation shall be under no obligation to give any notice to the holders of the Preferred Shares in respect of such redemption or redemptions as provided for in section 5 of the conditions attaching to the Preferred Shares.

(7)	Liquidation, Dissolution and Winding-up

Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preferred Shares by the directors of the Corporation in accordance with section 1 of the conditions attaching to the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of any other shares, for each Preferred Share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

Section 2          Common Shares

Subject to the prior rights of the holders of the Preferred Shares, the rights, privileges, restrictions, conditions attaching to the common shares are as follows:

(1)	Dividends

Subject to the prior rights of the holders of the Preference shares, the holders of the common shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation, such dividends as the board of directors of the Corporation may from time to time declare, in their absolute discretion.

(2)	Liquidation, Dissolution or Winding-up

Subject to the prior rights of the holders of the Preferred Shares, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the common shares shall be entitled to receive the remaining property of the Corporation.

(3)	Notice and Voting

The holders of the common shares shall be entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Corporation (except where the holders of a specified class or series are entitled to vote separately as a class or series as provided in the Act) and each common share shall confer the right to 1 vote in person or by proxy at all meetings of shareholders of the Corporation.

Schedule B

Other Provisions / Autres dispositions

The directors of the Corporation may appoint one or more directors of the Corporation but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of the Corporation. Any directors of the Corporation appointed pursuant to the previous sentence shall hold office for a term expiring not later than the close of the next annual meeting of shareholders.

SCHEDULE “E”

BY-LAW NUMBER 1

See attached.

E - 1

THE VALENS COMPANY INC.

BY-LAW NO. 1

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions.

As used in this by-law, the following terms have the following meanings:

“Act” means the Canada Business Corporations Act and the regulations under the Act, all as amended, re-enacted or replaced from time to time.

“Authorized Signatory” has the meaning specified in Section 2.2.

“Corporation” means The Valens Company Inc.

“person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental or regulatory entity, and pronouns have a similarly extended meaning.

“recorded address” means (i) in the case of a shareholder or other securityholder, the shareholder’s or securityholder’s latest address as shown in the records of the Corporation, (ii) in the case of joint shareholders or other joint securityholders, the address appearing in the records of the Corporation in respect of the joint holding or, if there is more than one address in respect of the joint holding, the first address that appears, and (iii) in the case of a director, officer or auditor, the person’s latest address as shown in the records of the Corporation or, if applicable, the last notice filed with the Director under the Act, whichever is the most recent.

“show of hands” means, in connection with a meeting, a show of hands by persons present at the meeting, the functional equivalent of a show of hands by telephonic, electronic or other means of communication and any combination of such methods.

Terms used in this by-law that are defined in the Act have the meanings given to such terms in the Act.

Section 1.2	Interpretation.

The division of this by-law into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation. Words importing the singular number include the plural and vice versa. Any reference in this by-law to gender includes all genders. In this by-law the words “including”, “includes” and “include” means “including (or includes or include) without limitation”.

Section 1.3	Subject to Act and Articles.

This by-law is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this by-law, the provision of the Act or the articles will govern.

Section 1.4	Conflict With Unanimous Shareholder Agreement.

If there is any conflict or inconsistency between any provision of a unanimous shareholder agreement and any provision of this by-law, the provision of such unanimous shareholder agreement will govern.

ARTICLE 2

BUSINESS OF THE CORPORATION

Section 2.1	Financial Year.

The financial year of the Corporation ends on such date of each year as the directors determine from time to time.

Section 2.2	Execution of Instruments and Voting Rights.

Contracts, documents and instruments may be signed on behalf of the Corporation, either manually or by facsimile or by electronic means, (i) by any one of the following: a director, the chair of the board, the president, the chief executive officer, the chief financial officer, a vice-president or the corporate secretary; or (ii) by any other person authorized by the directors from time to time (each Person referred to in (i) and (ii) is an “Authorized Signatory”). Voting rights for securities held by the Corporation may be exercised on behalf of the Corporation by any one Authorized Signatory. In addition, the directors may, from time to time, authorize any person or persons (i) to sign contracts, documents and instruments generally on behalf of the Corporation or to sign specific contracts, documents or instruments on behalf of the Corporation and (ii) to exercise voting rights for securities held by the Corporation generally or to exercise voting rights for specific securities held by the Corporation. Any Authorized Signatory, or other person authorized to sign any contract, document or instrument on behalf of the Corporation, may affix the corporate seal, if any, to any contract, document or instrument when required.

As used in this Section, the phrase “contracts, documents and instruments” means any and all kinds of contracts, documents and instruments in written or electronic form, including cheques, drafts, orders, guarantees, notes, acceptances and bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, transfers, assignments, powers of attorney, agreements, proxies, releases, receipts, discharges and certificates and all other paper writings or electronic writings.

Section 2.3	Banking Arrangements.

The banking and borrowing business of the Corporation or any part of it may be transacted with such banks, trust companies or other firms or corporations as the directors determine from time to time. All such banking and borrowing business or any part of it may be transacted on the Corporation’s behalf under the agreements, instructions and delegations, and by the one or more officers and other persons, that the directors authorize from time to time. This paragraph does not limit in any way the authority granted under Section 2.2.

ARTICLE 3

DIRECTORS

Section 3.1	Number of Directors.

If the articles specify a minimum and a maximum number of directors, the number of directors is the number within the minimum and maximum determined by the directors from time to time. No decrease in the number of directors will shorten the term of an incumbent director. Where the number of directors has not been determined as provided in this section, the number of directors is the number of directors holding office immediately following the most recent election or appointment of directors, whether at an annual or special meeting of the shareholders, or by the directors pursuant to the Act.

Section 3.2	Place of Meetings.

Meetings of directors may be held at any place in or outside Canada.

Section 3.3	Calling of Meetings.

The chair of the board, the president, the chief executive officer or any two or more directors may call a meeting of the directors at any time. Meetings of directors will be held at the time and place as the person(s) calling the meeting determine.

Section 3.4	Regular Meetings.

The directors may establish regular meetings of directors. Any resolution establishing such meetings will specify the dates, times and places of the regular meetings and will be sent to each director.

Section 3.5	Notice of Meeting.

Subject to this section, notice of the time and place of each meeting of directors will be given to each director not less than 24 hours before the time of the meeting. No notice of meeting is required for any regularly scheduled meeting except where the Act requires the notice to specify the purpose of, or the business to be transacted at, the meeting. Provided a quorum of directors is present, a meeting of directors may be held, without notice, immediately following the annual meeting of shareholders.

The accidental omission to give notice of any meeting of directors to, or the non- receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.

Section 3.6	Waiver of Notice.

A director may waive notice of a meeting of directors, any irregularity in a notice of meeting of directors or any irregularity in a meeting of directors. Such waiver may be given in any manner and may be given at any time either before or after the meeting to which the waiver relates. Waiver of any notice of a meeting of directors cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice.

Section 3.7	Quorum.

A majority of the number of directors in office or such greater or lesser number as the directors may determine from time to time, constitutes a quorum at any meeting of directors. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

Section 3.8	Meeting by Telephonic, Electronic or Other Communication Facility.

If all the directors of the Corporation present at or participating in a meeting of directors consent, a director may participate in such meeting by means of a telephonic, electronic or other communication facility. A director participating in a meeting by such means is deemed to be present at the meeting. Any consent is effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the directors.

Section 3.9	Chair.

The chair of any meeting of directors is the first mentioned of the following officers that is a director and is present at the meeting:

(a)	the chair of the board; or

(b)	the president.

If no such person is present at the meeting, the directors present shall choose one of their number to chair the meeting.

Section 3.10	Secretary.

The corporate secretary, if any, will act as secretary at meetings of directors. If a corporate secretary has not been appointed or the corporate secretary is absent, the chair of the meeting will appoint a person, who need not be a director, to act as secretary of the meeting.

Section 3.11	Votes to Govern.

At all meetings of directors, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chair of the meeting is not entitled to a second or casting vote.

Section 3.12	Remuneration and Expenses.

The directors may determine from time to time the remuneration, if any, to be paid to a director for his or her services as a director. The directors are also entitled to be reimbursed for travelling and other out-of-pocket expenses properly incurred by them in attending directors meetings, committee meetings and shareholders meetings and in the performance of other duties of directors of the Corporation. The directors may also award additional remuneration to any director undertaking special services on the Corporation’s behalf beyond the services ordinarily required of a director by the Corporation.

A director may be employed by or provide services to the Corporation otherwise than as a director. Such a director may receive remuneration for such employment or services in addition to any remuneration paid to the director for his or her services as a director.

ARTICLE 4

COMMITTEES

Section 4.1	Committees of Directors.

The directors may appoint from their number one or more committees and delegate to such committees any of the powers of the directors except those powers that, under the Act, a committee of directors has no authority to exercise.

Section 4.2	Proceedings.

Meetings of committees of directors may be held at any place in or outside Canada. At all meetings of committees, every question shall be decided by a majority of the votes cast on the question. Unless otherwise determined by the directors, each committee of directors may make, amend or repeal rules and procedures to regulate its meetings including: (i) fixing its quorum, provided that quorum may not be less than a majority of its members; (ii) procedures for calling meetings; (iii) requirements for providing notice of meetings; (iv) selecting a chair for a meeting; and (v) determining whether the chair will have a deciding vote in the event there is an equality of votes cast on a question.

Subject to a committee of directors establishing rules and procedures to regulate its meetings, Section 3.2 to Section 3.11 inclusive apply to committees of directors, with such changes as are necessary.

ARTICLE 5

OFFICERS

Section 5.1	Appointment of Officers.

The directors may appoint such officers of the Corporation as they deem appropriate from time to time. The officers may include any of a chair of the board, a president, a chief executive officer, one or more vice-presidents, a chief financial officer, a corporate secretary and a treasurer and one or more assistants to any of the appointed officers. No person may be the chair of the board unless that person is a director.

Section 5.2	Powers and Duties.

Unless the directors determine otherwise, an officer has all powers and authority that are incident to his or her office. An officer will have such other powers, authority, functions and duties that are prescribed or delegated, from time to time, by the directors, or by other officers if authorized to do so by the directors. The directors or authorized officers may, from time to time, vary, add to or limit the powers and duties of any officer.

Section 5.3	Chair of the Board.

If appointed, the chair of the board will preside at directors meetings and shareholders meetings in accordance with Section 3.9 and Section 7.9, respectively. The chair of the board will have such other powers and duties as the directors determine.

Section 5.4	President.

If appointed, the president of the Corporation will have general powers and duties of supervision of the business and affairs of the Corporation. The president will have such other powers and duties as the directors determine. Subject to Section 3.10 and Section 7.9, during the absence or disability of the corporate secretary or the treasurer, or if no corporate secretary or treasurer has been appointed, the president will also have the powers and duties of the office of corporate secretary and treasurer, as the case may be.

Section 5.5	Corporate Secretary.

If appointed, the corporate secretary will have the following powers and duties: (i) the corporate secretary will give or cause to be given, as and when instructed, notices required to be given to shareholders, directors, officers, auditors and members of committees of directors; (ii) the corporate secretary may attend at and be the secretary of meetings of directors, shareholders, and committees of directors and will have the minutes of all proceedings at such meetings entered in the books and records kept for that purpose; and (iii) the corporate secretary will be the custodian of any corporate seal of the Corporation and the books, papers, records, documents, and instruments belonging to the Corporation, except when another officer or agent has been appointed for that purpose. The corporate secretary will have such other powers and duties as the directors or the president of the Corporation determine.

Section 5.6	Treasurer.

If appointed, the treasurer of the Corporation will have the following powers and duties: (i) the treasurer will ensure that the Corporation prepares and maintains adequate accounting records in compliance with the Act; (ii) the treasurer will also be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; and (iii) at the request of the directors, the treasurer will render an account of the Corporation’s financial transactions and of the financial position of the Corporation. The treasurer will have such other powers and duties as the directors or the president of the Corporation determine.

Section 5.7	Removal of Officers.

The directors may remove an officer from office at any time, with or without cause. Such removal is without prejudice to the officer's rights under any employment contract with the Corporation.

ARTICLE 6

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Section 6.1	Limitation of Liability.

Subject to the Act and other applicable law, no director or officer is liable for: (i) the acts, omissions, receipts, failures, neglects or defaults of any other director, officer or employee; (ii) joining in any receipt or other act for conformity; (iii) any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation; (iv) the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested; (v) any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited; or (vi) any loss occasioned by any error of judgment or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation to his office.

Section 6.2	Indemnity.

The Corporation will indemnify to the fullest extent permitted by the Act (i) any director or officer of the Corporation, (ii) any former director or officer of the Corporation, (iii) any individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, and (iv) their respective heirs and legal representatives. The Corporation is authorized to execute agreements in favour of any of the foregoing persons evidencing the terms of the indemnity. Nothing in this by-law limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.3	Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.2 against such liabilities and in such amounts as the directors may determine and as are permitted by the Act.

ARTICLE 7

SHAREHOLDERS

Section 7.1	Calling Annual and Special Meetings.

The board of directors (by way of a resolution passed at a meeting where there is a quorum of directors or by way of written resolution signed by all directors) have the power to call annual meetings of shareholders and special meetings of shareholders. Two or more of the directors, the chair of the board or the president may also call meetings of shareholders provided that the business to be transacted at such meeting has been approved by the board. Annual meetings of shareholders and special meetings of shareholders will be held on the date and at the time and place within Canada as the directors shall determine or at any place outside Canada that may be specified in the articles or agreed to by all of the shareholders entitled to vote at the meeting.

Section 7.2      Electronic Meetings.

Meetings of shareholders may be held entirely by means of telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting. The directors may establish procedures regarding the holding of meetings of shareholders by such means.

Section 7.3      Notice of Meetings.

If the Corporation is not a distributing corporation, then the time period to provide notice of the time and place of a meeting of shareholders is not less than 48 hours and not more than sixty (60) days before the meeting. If the Corporation is a distributing corporation, then the time period to provide notice of the time and place of a meeting of shareholders is not less than twenty-one (21) days and not more than sixty (60) days before the meeting.

The accidental omission to give notice of any meeting of shareholders to, or the non- receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.

Section 7.4      Waiver of Notice.

A shareholder, a proxyholder, a director or the auditor and any other person entitled to attend a meeting of shareholders may waive notice of a meeting of shareholders, any irregularity in a notice of meeting of shareholders or any irregularity in a meeting of shareholders. Such waiver may be waived in any manner and may be given at any time either before or after the meeting to which the waiver relates. Waiver of any notice of a meeting of shareholders cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice.

Section 7.5      Representatives.

A representative of a shareholder that is a body corporate or an association will be recognized if (i) a certified copy of the resolution of the directors or governing body of the body corporate or association, or a certified copy of an extract from the by-laws of the body corporate or association, authorizing the representative to represent the body corporate or association is deposited with the Corporation, or (ii) the authorization of the representative is established in another manner that is satisfactory to the corporate secretary or the chair of the meeting.

Section 7.6      Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at the meeting, the directors, the officers, the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted with the consent of the chair of the meeting or the persons present who are entitled to vote at the meeting.

Section 7.7      Quorum.

A quorum of shareholders is present at a meeting of shareholders if the holders of not less than 25% of the shares entitled to vote at the meeting are present in person or represented by proxy (including electronically), irrespective of the number of persons actually present at the meeting.

Section 7.8      Proxies.

A proxy shall comply with the applicable requirements of the Act and other applicable law and will be in such form as the directors may approve from time to time or such other form as may be acceptable to the chair of the meeting at which the instrument of proxy is to be used. A proxy will be acted on only if it is deposited with the Corporation or its agent prior to the time specified in the notice calling the meeting at which the proxy is to be used or it is deposited with the corporate secretary, a scrutineer or the chair of the meeting or any adjournment of the meeting prior to the time of voting.

Section 7.9      Chair, Secretary and Scrutineers.

The chair of any meeting of shareholders is the first mentioned of the following officers that is present at the meeting:

(a)	the chair of the board;

(b)	the president; or

(c)	a vice-president (in order of corporate seniority).

If no such person is present at the meeting, the persons present who are entitled to vote shall choose a director who is present, or a shareholder who is present, to chair the meeting.

The corporate secretary, if any, will act as secretary at meetings of shareholders. If a corporate secretary has not been appointed or the corporate secretary is absent, the chair of the meeting will appoint a person, who need not be a shareholder, to act as secretary of the meeting.

If desired, the chair of the meeting may appoint one or more persons, who need not be shareholders, to act as scrutineers at any meeting of shareholders. The scrutineers will assist in determining the number of shares held by persons entitled to vote who are present at the meeting and the existence of a quorum. The scrutineers will also receive, count and tabulate ballots and assist in determining the result of a vote by ballot, and do such acts as are necessary to conduct the vote in an equitable manner. The decision of a majority of the scrutineers shall be conclusive and binding upon the meeting and a declaration or certificate of the scrutineers will be conclusive evidence of the facts declared or stated in it.

Section 7.10      Procedure.

The chair of a meeting of shareholders will conduct the meeting and determine the procedure to be followed at the meeting. The chair’s decision on all matters or things, including any questions regarding the validity or invalidity of a form of proxy or other instrument appointing a proxy, shall be conclusive and binding upon the meeting of shareholders.

Section 7.11      Manner of Voting.

Subject to the Act and other applicable law, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot on the question is required or demanded. Subject to the Act and other applicable law, the chair of the meeting may require a ballot or any person who is present and entitled to vote may demand a ballot on any question at a meeting of shareholders. The requirement or demand for a ballot may be made either before or after any vote on the question by a show of hands. A ballot will be taken in the manner the chair of the meeting directs. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of such ballot shall be the decision of the shareholders upon the question.

In the case of a vote by a show of hands, each person present who is entitled to vote has one vote. If a ballot is taken, each person present who is entitled to vote is entitled to the number of votes that are attached to the shares which such person is entitled to vote at the meeting.

Notwithstanding the foregoing, voting may occur electronically.

Section 7.12      Votes to Govern.

Any question at a meeting of shareholders shall be decided by a majority of the votes cast on the question unless the articles, the by-laws, the Act or other applicable law requires otherwise. In case of an equality of votes either when the vote is by a show of hands or when the vote is by a ballot, the chair of the meeting is not entitled to a second or casting vote.

Section 7.13      Adjournment.

The chair of any meeting of shareholders may postpone, or, with the consent of the persons present who are entitled to vote at the meeting, adjourn the meeting from time to time and place to place, subject to such conditions as such persons may decide. Any adjourned meeting is duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the adjourned meeting. Any business may be considered and transacted at any adjourned meeting which might have been considered and transacted at the original meeting of shareholders.

ARTICLE 8
SECURITIES

Section 8.1      Form of Security Certificates.

Subject to the Act, security certificates, if required, will be in the form that the directors approve from time to time or that the Corporation adopts.

Section 8.2      Transfer of Shares.

No transfer of a security issued by the Corporation will be registered except upon (i) presentation of the security certificate representing the security with an endorsement which complies with the Act, together with such reasonable assurance that the endorsement is genuine and effective as the directors may require, (ii) payment of all applicable taxes and fees and (iii) compliance with the articles of the Corporation. If no security certificate has been issued by the Corporation in respect of a security issued by the Corporation, clause (i) above may be satisfied by presentation of a duly executed security transfer power, together with such reasonable assurance that the security transfer power is genuine and effective as the directors may require. Transfers approved by a transfer agent shall also be valid.

Section 8.3      Transfer Agents and Registrars.

The Corporation may from time to time appoint one or more agents to maintain, for each class or series of securities issued by it in registered or other form, a central securities register and one or more branch securities registers. Such an agent may be designated as transfer agent or registrar according to their functions and one person may be designated both registrar and transfer agent. The Corporation may at any time terminate such appointment.

ARTICLE 9
PAYMENTS

Section 9.1      Payments of Dividends and Other Distributions.

Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder’s recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.

Section 9.2      Non-Receipt of Payment.

In the event of non-receipt of any payment made as contemplated by Section 9.1 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The directors may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

Section 9.3      Unclaimed Dividends.

To the extent permitted by law, any dividend or other distribution that remains unclaimed after a period of 2 years from the date on which the dividend has been declared to be payable is forfeited and will revert to the Corporation.

ARTICLE 10
MISCELLANEOUS

Section 10.1      Notices.

Any notice, communication or document required to be given, delivered or sent by the Corporation to any director, officer, shareholder or auditor is sufficiently given, delivered or sent if delivered personally, or if delivered to the person’s recorded address, or if mailed to the person at the person’s recorded address by prepaid mail, or if otherwise communicated by electronic means permitted by the Act. The directors may establish procedures to give, deliver or send a notice, communication or document to any director, officer, shareholder or auditor by any means of communication permitted by the Act or other applicable law. In addition, any notice, communication or document may be delivered by the Corporation in the form of an electronic document.

Notice in accordance with notice-and-access provisions under applicable securities laws shall also be valid.

Section 10.2      Notice to Joint Holders.

If two or more persons are registered as joint holders of any security, any notice may be addressed to all such joint holders but notice addressed to one of them constitutes sufficient notice to all of them.

Section 10.3      Computation of Time.

In computing the date when notice must be given when a specified number of days' notice of any meeting or other event is required, the date of giving the notice is excluded and the date of the meeting or other event is included.

Section 10.4      Persons Entitled by Death or Operation of Law.

Every person who, by operation of law, transfer, death of a securityholder or any other means whatsoever, becomes entitled to any security, is bound by every notice in respect of such security which has been given to the securityholder from whom the person derives title to such security. Such notices may have been given before or after the happening of the event upon which they became entitled to the security.

Section 10.5      Forum for Adjudication of Certain Disputes.

Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate Courts therefrom (collectively, the "Courts") shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation, (iii) any action asserting a claim arising pursuant to any provision of the Act or the articles or by-laws of the Corporation (as either may be amended from time to time); or (iv) any action asserting a claim otherwise related to the relationships among the Corporation, its affiliates and their respective shareholders, directors and/or officers, but this paragraph (iv) does not include claims related to the business carried on by the Corporation or such affiliates.

If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the Province of Ontario (a "Foreign Action") in the name of any registered or beneficial shareholder, such registered or beneficial shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Courts in connection with any action brought in any such Court to enforce the foregoing exclusive forum provision (an "Enforcement Action”), and (ii) having service of process made upon such registered or beneficial shareholder in such Enforcement Action by service upon such registered or beneficial shareholder’s counsel in the Foreign Action as agent of the shareholder.

ARTICLE 11
EFFECTIVE DATE

Section 11.1      Effective Date.

This by-law comes into force when made by the directors in accordance with the Act.

This by-law was made by resolution of the directors on                                           , 2020.

Authorized Signatory

This by-law was confirmed by ordinary resolution of the shareholders on                                                , 2020.

Authorized Signatory

SCHEDULE “F”

SECTIONS 237 TO 247 OF THE BCBCA

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution;

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement;

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order; or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that:

(a) the court orders otherwise; or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles:

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on; or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution; or

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must:

(a) prepare a separate notice of dissent under section 242 for:

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent; and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must:

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner; and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must:

(a) provide to the company a separate waiver for:

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf; and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver; and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to:

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner; and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote:

(a) a copy of the proposed resolution; and

(b)  a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least twenty-one (21) days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote:

(a) a copy of the proposed resolution; and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within fourteen (14) days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote:

(a) a copy of the resolution;

(b) a statement advising of the right to send a notice of dissent; and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than fourteen (14) days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent:

(a) a copy of the entered order; and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242  (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must:

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least two (2) days before the date on which the resolution is to be passed or can be passed, as the case may be;

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than fourteen (14) days after receiving the records referred to in that section; or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than fourteen (14) days after the later of:

(i) the date on which the shareholder learns that the resolution was passed; and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company:

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent; or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)  A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company:

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241; or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within fourteen (14) days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect; and

(i) the names of the registered owners of those other shares;

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners; and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner; and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must:

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of:

(i) the date on which the company forms the intention to proceed; and

(ii) the date on which the notice of dissent was received; or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must:

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order; and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice:

(a) a written statement that the dissenter requires the company to purchase all of the notice shares;

(b) the certificates, if any, representing the notice shares; and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must:

(a) be signed by the beneficial owner on whose behalf dissent is being exercised; and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out:

(i) the names of the registered owners of those other shares;

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners; and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1):

(a) the dissenter is deemed to have sold to the company the notice shares; and

(b) company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must:

(a) promptly pay that amount to the dissenter; or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may:

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court;

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1); and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must:

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares; or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b):

(a) the dissenter may, within thirty (30) days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares; or

(b)  if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)  A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that:

(a) the company is insolvent; or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)  the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)  with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company; or

(i)  the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247  If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares:

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates;

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares; and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE “G”

CORPORATE DIFFERENCES BETWEEN THE BCBCA AND THE CBCA

General

In general terms, the CBCA provides to shareholders with substantively the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. There are, however, important differences concerning, among other things, the qualifications of directors and certain shareholder remedies.

The following is a summary comparison of certain provisions of the CBCA and the BCBCA which pertain to the rights of shareholders and other corporate matters. This summary is not intended to be exhaustive and Shareholders should consult their legal advisers regarding implications of the Continuance which may be of particular importance to them.

Board of Directors

The BCBCA provides that a reporting company must have a minimum of three directors but does not impose any residency requirements on the directors. Under the CBCA, at least one-quarter of the directors must be resident Canadians. However, if a corporation has less than four directors, at least one director must be a resident Canadian. Subject to certain exceptions, generally an individual has to be ordinarily resident in Canada to be considered a resident Canadian under the CBCA.

Under the BCBCA, a director may be removed by shareholders by special resolution passed by 66 2/3% of the votes cast in person or by proxy at a meeting (a "Special Resolution”) unless the articles provide for a lower approval level, while under the CBCA directors may be removed by an ordinary resolution of shareholders.

Charter Documents

Under the BCBCA, a corporation has as its charter documents a notice of articles and articles which contain the rules of conduct of the corporation. The notice of articles must set forth, among other things, the name of the corporation, the amount and type of authorized share structure and must indicate if there are any rights and restrictions attached to the shares.

Similarly, under the CBCA, the charter documents of a corporation consist of: (i) articles of incorporation which must set forth, among other things, the name of the corporation, the amount and type of authorized capital and any restriction on the business that the corporation may carry on; and (ii) by-laws that regulate the business or affairs of a corporation.

Amendments to Charter Documents

Under the BCBCA, any substantive change to the corporate charter of a corporation, such as an alteration of the restrictions, if any, on the business carried on by the corporation, a change in the name of the corporation or an increase or reduction of the authorized share structure of the corporation, requires a special resolution passed by the majority of such number of votes as specified in the articles of the corporation so long as the prescribed majority (the "special majority") is at least two-thirds and not more than three-quarters of the votes cast by shareholders on the resolution or, if the articles do not contain such a provision, a special resolution passed by at least two-thirds of the votes cast on the resolution. A proposed amalgamation requires a similar resolution passed by a special majority of all holders of shares of the corporation (or such higher threshold as may be provided in the corporation's articles), whether or not they are otherwise entitled to vote. In addition, a right or special right attached to a class or series of shares cannot be prejudiced or interfered with unless at least two-thirds (or such higher majority up to and including three-quarters as may be provided by the articles, as described above) of the votes cast by the shareholders holding such class or series of shares consent to such change.

Any substantive change to the articles of a corporation under the CBCA, such as an alteration of the restrictions, if any, on the business carried on by a corporation, a change in the name of the corporation, an increase or reduction of the stated capital of the corporation, or an alteration of the special rights and restrictions attached to issued shares, requires a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing such change (or such higher threshold as may be provided in the corporation's articles). In addition, the holders of a class or series of shares (if such class or series is affected by an amendment in a manner different from other shares of the same class or series) are entitled to vote separately as a class or series on a proposal to amend the articles to add, change or remove any provision that affects the rights, privileges, restrictions or conditions attached to that class or series, whether or not they are otherwise entitled to vote. Other fundamental changes, such as a proposed amalgamation or a continuation of a corporation out of the federal jurisdiction, will also require a special resolution passed by two-thirds of the votes cast by shareholders voting cast on the resolution authorizing such change (or such higher threshold as may be provided in the corporation's articles up to and including three-quarters), whether or not they are otherwise entitled to vote.

Removal of Directors

Under the BCBCA, subject to certain exceptions, a director may be removed before the expiration of the director's term of office by a special resolution of the shareholders of the corporation or by such other resolution or method as may be set out in its articles.

The CBCA provides that, subject to certain exceptions, the shareholders of a corporation may by ordinary resolution at a special meeting remove any director or directors from office and that the articles of a corporation may not require a higher threshold to remove a director. An ordinary resolution means a resolution passed by a majority (i.e., over 50%) of the votes cast by the shareholders who voted in respect of that resolution.

Sale of Undertaking

Under the BCBCA, a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking (as opposed to the "property") of the corporation if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of such number of votes as specified in the articles of the corporation as being required to pass a special resolution (a "special majority").

The CBCA requires shareholder approval for any sale, lease or exchange of all or substantially all of the property (as opposed to the "undertaking") of the corporation, other than in the ordinary course of business of a corporation, in accordance with the following: (i) each share of a corporation carries the right to vote in respect of the approval of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote; (ii) the sale, lease or exchange must be approved by a special resolution of each class or series of shares entitled to vote thereon; and (iii) holders of shares of a class or series are entitled to vote separately as a class or series only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

While the shareholder approval thresholds can be the same under the BCBCA and the CBCA, the BCBCA allows for a corporation to specify a different approval level in its articles (at least two-thirds but less than three quarters).

There are also differences in the nature of the transaction requiring approval, i.e. a sale of all or substantially all of the "undertaking" under the BCBCA versus all or substantially of the "property" under the CBCA.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent with respect to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value. Under the BCBCA, a holder of shares of any class may dissent if a court order permits such dissent or if the corporation proposes:

•	to alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;
•	to adopt an amalgamation agreement;
•	to approve an amalgamation into a foreign jurisdiction;
•	to approve an arrangement, the terms of which arrangement permit dissent;
•	to authorize the sale, lease or other disposal of all or substantially all of the undertaking of the corporation;
•	to authorize the continuation of the corporation into a jurisdiction other than British Columbia;
•	to approve any other resolution, if dissent is authorized by the resolution; and
•	a matter to which dissent rights are permitted by court order.

The CBCA contains similar dissent provisions which apply if a corporation proposes:

•	to amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
•	to amend its articles to add, change or remove any restriction on the business or businesses that the corporation may carry on;
•	to amalgamate (other than an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation);
•	to be continued under the laws of another jurisdiction;
•	to sell, lease or exchange all or substantially all its property;
•	to carry out a going-private transaction or a squeeze-out transaction; or
•	to amend its articles to add, modify or remove any provision that affects the characteristics, rights, privileges, restrictions or conditions attached to the shares of a class.

Oppression Remedies

Under the BCBCA, a shareholder of a corporation has the right to apply to court on the grounds that:

(i)  the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or

(ii)  some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court can grant a variety of remedies, ranging from an order restraining the conduct complained of to an order requiring the company to repurchase the shareholder's shares or an order liquidating the corporation.

The CBCA also includes an oppression remedy which is very similar. However, the CBCA will only allow a court to grant relief if the effect actually exists, while the BCBCA will allow a court to grant relief where a prejudicial effect to the shareholder is merely threatened. In addition, under the BCBCA non-shareholders require the leave of a court in order to bring an oppression claim.

Shareholder Derivative Actions

Under the BCBCA, a record shareholder, non-record shareholder or director of a company may, with judicial leave, bring an action in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such right, duty or obligation. There is a similar right of a shareholder or director, with leave of the court, and in the name and on behalf of the company, to defend an action brought against the company. The court will grant leave under the BCBCA for an application to commence a derivative action if:

(i)    the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the legal proceeding;

(ii)   notice of the application for leave has been given to the company and to any other person the court may order;

(iii)  the complainant is acting in good faith; and

(iv)  it appears to the court that it is in the best interests of the company for the legal proceeding to be prosecuted or defended.

The CBCA extends the right to a broader group of complainants as it affords the right to a record shareholder, former record shareholder, non-record shareholder, former non-record shareholder, director, former director, officer and a former officer of a corporation or any of its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the CBCA permits derivative actions to be commenced in the name and on behalf of not only the corporation, but also any of its subsidiaries. No leave may be granted under the CBCA unless the court is satisfied that:

(i)   the complainant has given at least fourteen days' notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court if the directors of the corporation or its subsidiary do not bring, diligently prosecute, defend or discontinue the action;

(ii)  the complainant is acting in good faith; and

(iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding in aggregate not less than five percent (5%) of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting. If the directors of the corporation do not send a notice of meeting within twenty-one (21) days of receiving the requisition, the requisitioning shareholders (or any one of them holding more than two-and a half percent (2.5%) of the issued voting shares) may do so.

The CBCA permits the holders of not less than five percent (5%) of the issued and outstanding shares of a corporation that carry the right to vote at a meeting to requisition the directors to call and hold a meeting of shareholders for the purposes stated in the requisition. If the directors do not call a meeting within twenty-one (21) days on receiving the requisition, any shareholder who signed the requisition may call the meeting.

Place of Meeting

The BCBCA provides that meetings of shareholders must be held in British Columbia, however they may be held at a place outside of British Columbia if such place is: (a) provided for in the articles; (b) approved in writing by the Registrar of Companies (British Columbia) before any such meeting is held; or (c) approved by an ordinary resolution or such other resolution of shareholders required by the articles (provided the articles do not restrict the corporation from approving a location outside of British Columbia).

The CBCA provides that meetings of shareholders must be held at the place within Canada provided for in a corporation's by-laws, or in the absence of such provision, at such place within Canada that the directors so determine. A meeting may be held outside Canada if the articles so provide or if all the shareholders entitled to vote at the meeting agree that such meeting is to be so held.

Corporate Reorganization

The BCBCA allows par value shares (even in foreign currency) and expressly confirms, subject to the articles of the corporation, the ability of a corporation to hold shares in its parent or itself (subject to some exceptions). The CBCA prohibits the creation of par value shares and permits a subsidiary to purchase shares of its parent or itself only in limited circumstances. The BCBCA also provides for inter-jurisdictional amalgamations, a mechanism not contemplated in the CBCA.

Waiver of Annual General Meetings

The BCBCA allows shareholders to waive or postpone upcoming or even past annual general meetings. The CBCA does not provide for the waiver of annual general meetings.

Unanimous Shareholder Agreements

The CBCA permits all of the shareholders of a corporation, or all of the shareholders of the corporation and one or more persons who are not shareholders, to enter into a unanimous shareholder agreement that restricts, in whole or in part, the powers of the directors to manage, or supervise the management of, the business and affairs of the corporation.

The BCBCA does not permit such agreements, but allows the powers of directors to be transferred to one or more other persons in the articles of a corporation.

SCHEDULE “H”

ADVANCE NOTICE BY-LAW

See attached.

H - 1

ADVANCE NOTICE BY-LAW

(Adopted by the Board of Directors of Valens GroWorks Corp. (the “Corporation”) with immediate effect on •, 2020)

Section 1.1      Subject only to the Canada Business Corporations Act (the “Act”), applicable securities laws and the articles of the Corporation, only persons who are nominated in accordance with the procedures set out in this Section 1.1 shall be eligible for election as directors to the board of directors (the “Board”) of the Corporation. Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose at which the election of directors is a matter specified in the notice of meeting, as follows:

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of Act or a requisition of shareholders made in accordance with the provisions of the Act; or

(c)	by any person entitled to vote at such meeting (a “Nominating Shareholder”), who: (A) is, at the close of business on the date of giving notice provided for in Section 1.3 below and on the record date for notice of such meeting, either entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) has given timely notice in proper written form as set forth in this By-Law.

Section 1.2    For the avoidance of doubt, the foregoing Section 1.1 shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

Section 1.3   In addition to any other applicable requirement, for a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the corporate secretary of the Corporation at the principal executive offices of the Corporation:

(a)	in the case of an annual meeting of shareholders (including an annual and special meeting), not later than the close of business on the thirtieth (30th) day; provided, however, if the date (the “Notice Date”) on which the first public announcement made by the Corporation of the date of the annual meeting is less than fifty (50) days prior to the meeting date, not later than the close of business on the tenth (10th) day following the Notice Date;

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting is made by the Corporation;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 1.3(a) or (b) above, and the Notice Date in respect of the meeting is not less than fifty (50) days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the fortieth (40th) day before the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth (10th) day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth (15th) day following the Notice Date.

Section 1.4      To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary must comply with this Section and disclose or include, as applicable:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)	their name, age, business and residential address;

(ii)	the principal occupation, business or employment both presently and for the past five years;

(iii)	whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act;

(iv)	the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(v)	a description of any relationships, agreements, arrangements, or understandings (including financial, compensation or indemnity related) between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder, in connection with the Proposed Nominee’s nomination and election as director; and

(vi)	any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law;

(b)	as to each Nominating Shareholder giving the notice:

(i)	their name, business and residential address;

(ii)	the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Nominating Shareholder or any other person with whom the Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(iii)	their interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Corporation or the person’s economic exposure to the Corporation;

(iv)	full particulars of any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the board; and

(v)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law.

Reference to “Nominating Shareholder” in this Section 1.4 shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

Section 1.5      Any notice, or other document or information required to be given to the corporate secretary pursuant to this By-Law may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the corporate secretary for purposes of this notice), and shall be deemed to have been received and made only at the time it is served by personal delivery to the corporate secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

Section 1.6       Additional Matters

(1)	The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this By-Law and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

(2)	Despite any other provision of this By-Law, if the Nominating Shareholder (or a qualified representative of the Nominating Shareholder) does not appear at the meeting of shareholders of the Corporation to present the nomination of the Proposed Nominee, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(3)	The board may, in its sole discretion, waive any requirement of this By-Law.

(4)	For the purposes of this By-Law, “public announcement” means disclosure in a press release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(5)	This By-Law is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this By-Law, the provision of the Act or the articles will govern.